UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

For The Fiscal Year Ended December 31, 2022.

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number 001-35854

Independent Bank Group, Inc.
(Exact name of registrant as specified in its charter)

Texas	**13-4219346**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
7777 Henneman Way	
McKinney,	
Texas	**75070-1711**
(Address of principal executive offices)	**(Zip Code)**

(972) 562-9004
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, par value $0.01 per share	**IBTX**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates based on the closing price of the common stock on the Nasdaq Global Select Market on June 30, 2022 was approximately $2,421,350,000.

At February 17, 2023, the Company had 41,169,461 outstanding shares of common stock, par value $.01 per share.

Documents Incorporated By Reference:

Portions of the Company's Proxy Statement relating to the 2023 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2022, are incorporated by reference into Part III, Items 10 - 14 of this Annual Report on Form 10-K.

INDEPENDENT BANK GROUP, INC. AND SUBSIDIARIES
Annual Report on Form 10-K
December 31, 2022

PART I

ITEM 1. BUSINESS

The disclosures set forth in this item are qualified by Item 1A. Risk Factors, and the section captioned "Forward-Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

General

Independent Bank Group, Inc. (the "Company") is a registered bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. The Company was organized as a Texas corporation on September 20, 2002. The Company, through its wholly owned subsidiary, Independent Bank, a Texas state chartered bank, doing business as Independent Financial (the "Bank"), provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. The terms "Company," "we," "us" and "our" mean the Company and its subsidiaries, when appropriate. We operate branches and offices in the Dallas/ North Texas area, including McKinney, Dallas, Fort Worth, and Sherman/Denison, the Austin/Central Texas area, including Austin and Waco, the Houston Texas metropolitan area and along the Colorado Front Range area, including Denver, Colorado Springs and Fort Collins.

As of December 31, 2022, the Company had consolidated total assets of $18.3 billion, total loans of $13.8 billion, total deposits of $15.1 billion and total stockholders' equity of $2.4 billion.

The Company's primary function is to own all of the stock of the Bank. The Bank is a locally managed community bank that seeks to provide personal attention and professional assistance to its customer base, which consists principally of small to medium sized businesses, professionals and individuals. The Bank's philosophy includes offering direct access to its officers and personnel, providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol "IBTX."

Business Strategy

The Company operates based upon the following core strategies, which the Company designed to enhance shareholder value by growing strategically while preserving asset quality, improving efficiency and increasing profitability:

Grow Organically. The Company focuses on continued organic growth through the Company's existing footprint and business lines. The Company utilizes a community-focused, relationship-driven customer strategy to increase loans and deposits through the Company's existing locations. Preserving the safety and soundness of the Company's loan portfolio is a fundamental element of the Company's organic growth strategy. The Company has a strong and conservative credit culture, which allows the Company to maintain its asset quality as the Company grows. In addition, the Company has an enterprise risk management function to identify and mitigate risk on a Company wide basis to support continued growth.

Grow Through Acquisitions. The Company plans to continue to take advantage of opportunities to acquire or strategically partner with other banking franchises both within and outside the Company's current footprint. Since mid-2010, the Company has completed twelve acquisitions that the Company believes have enhanced shareholder value and the Company's market presence. The following table summarizes each of the acquisitions completed since 2010.

Acquired Institution/Market	Date of Acquisition	Fair Value of Total Assets Acquired
		(dollars in thousands)
Town Center Bank *Dallas/North Texas*	July 31, 2010	$37,451
Farmersville Bancshares, Inc. *Dallas/North Texas*	September 30, 2010	99,420
I Bank Holding Company, Inc. *Austin/Central Texas*	April 1, 2012	172,587
The Community Group, Inc. *Dallas/North Texas*	October 1, 2012	110,967
Collin Bank *Dallas/North Texas*	November 30, 2013	168,320
Live Oak Financial Corp. *Dallas/North Texas*	January 1, 2014	131,008
BOH Holdings, Inc. *Houston, Texas*	April 15, 2014	1,188,893
Houston City Bancshares, Inc. *Houston, Texas*	October 1, 2014	350,747
Grand Bank *Dallas, Texas*	November 1, 2015	620,196
Carlile Bancshares, Inc. *Dallas/North Texas, Central Texas, Colorado Front Range*	April 1, 2017	2,444,155
Integrity Bancshares, Inc. *Houston, Texas*	June 1, 2018	851,875
Guaranty Bancorp *Denver, Colorado and Colorado Front Range*	January 1, 2019	3,943,070

The Company's Community Banking Services

The Independent Way. Nearly a century after the Bank's beginning, the Bank's dedication to serving the needs of businesses and individuals in the Bank's communities remains stronger than ever. Through the Bank, the Company strives to provide customers with innovative financial products and services, local decision making and a level of service and responsiveness that is second to none. The Company's innovative and independent spirit is balanced by adherence to fundamental banking principles that have enabled the Company to remain strong, sound and financially secure even during challenging economic times. The Company is also steeped in a tradition of civic pride as evidenced by the investment of the Company's time, energies and financial resources in many local community development initiatives and organizations to improve and benefit the Company's communities.

Lending Operations. Through the Bank, the Company offers a broad range of commercial and retail lending products to businesses, professionals and individuals. Commercial lending products include owner-occupied commercial real estate loans, interim construction loans, commercial loans (such as Small Business Administration (SBA) guaranteed loans, business term loans, equipment lease financing, lines of credit and energy related loans) to a diversified mix of small and midsized businesses, and loans to professionals, including medical practices. Retail lending products include residential first and second mortgage loans and consumer installment loans, such as loans to purchase cars, boats and other recreational vehicles.

The Company's strategy is to maintain a broadly diversified loan portfolio by type and location. The Company's loan portfolio consists of real estate loans, commercial and industrial loans, residential mortgage loans, residential construction loans, agricultural loans, consumer loans, and energy loans. Real estate secured loans are spread among a variety of types of borrowers, including owner-occupied offices for small businesses, medical practices and offices, retail operations and multi-family properties. The Company's loans are diversified geographically throughout the Company's Dallas/North Texas region (approximately 38%), the Company's Houston region (approximately 24%), the Company's Austin/Central Texas region (approximately 13%) and the Company's Colorado Front Range region (approximately 25%). See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Loan Portfolio" for a more detailed description of the Company's lending operations.

Deposits. Through the Bank, the Company provides a full range of deposit products and services, including a variety of checking and savings accounts, debit cards, online banking, including online account opening, mobile banking, eStatements and bank-by-mail and direct deposit services. Deposits are the Company's principal source of funds for use in lending and other general banking purposes. The Company also offers business accounts and management services, including analyzed business checking, business savings, and treasury management services. The Company solicits deposits through its relationship-driven team of dedicated and accessible bankers and through community focused marketing. The Company also utilizes an experienced Treasury Management team to solicit and manage large deposit relationships.

Other Services. In connection with our relationship driven approach to our customers, the Company, through the Bank, offers residential mortgages through the mortgage brokerage division. As a mortgage broker, the Company originates residential mortgages which are typically sold into the secondary market shortly after closing. The Company also supports residential mortgage operations through a mortgage warehouse program. The Company provides wealth management services to its customers through Private Capital Management, LLC, a registered investment advisory firm, which is a wholly owned subsidiary of the Bank.

The Company has also implemented a retail banking strategy designed to enhance the consumer experience with the Company. Through this strategy, the Company utilizes an intentional and focused approach to understand and meet the multifaceted financial needs of each individual customer within the Company's financial centers.

Competition

The Company competes in the commercial banking industry solely through the Bank and firmly believes that the Bank's long-standing presence in the community and personal service philosophy enhance the Company's ability to attract and retain customers. This industry is highly competitive, and the Bank faces strong direct competition for deposits, loans and other financial-related services. The Company competes with other commercial banks, thrifts and credit unions. An emerging source of competition is banking through digital channels offered by large, money center banking organizations, as well as "FinTech" businesses. Although some of these competitors are situated locally, others have statewide or nationwide presence. In addition, the Company competes with large banks in major financial centers and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, insurance companies, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. The Company believes that its banking professionals, the range and quality of products that the Company offers, its market presence, and its emphasis on building long-lasting relationships distinguishes the Bank from its competitors.

According to S&P Capital IQ, as of June 30, 2022, the Company had the 16th largest deposit market share in Texas and the 13th largest deposit market share in Colorado. We believe that our strong market share is a reflection of the Company's ability to compete with more prominent banking franchises in our markets.

Human Capital Management

As of December 31, 2022, we employed 1,547 employees. The average tenure of the executive leadership team within the Company is 14.04 years, and the attrition rate for all employees in 2022 was 35.6%. Involuntary terminations due to a reduction in workforce in November 2022 increased the attrition rate for the year ended 2022. Excluding the workforce reduction, the attrition rate for all employees was 28.3%. None of the Company's employees are represented by any collective bargaining unit nor are they parties to any collective bargaining agreement. We believe our employee relations to be good.

We are a high performing company that provides meaningful and engaging employee experience while serving as a powerful force for positive change in the communities we serve. We believe in a corporate culture where all people are empowered to reach their full potential. The Company's Board of Directors fosters this belief by ensuring that senior management adopt strategies that result in the Company keeping a continuous pulse on both employee performance and satisfaction at every level. The Company has also adopted and enforces codes of conduct that establish principles of integrity, respect, and excellence at all levels of the Company.

Diversity and inclusion remains a focus of the Company's recruitment and retention strategies. The Company launched its Diversity and Inclusion Program in 2020. The program is built upon the three core principles of people, culture and community. The program includes the establishment of a Diversity Council, comprised of 15 cross-functional leaders diverse in gender, race and ethnicity. The Company's Board of Directors receives quarterly updates on the progress made by the Diversity and Inclusion Program. Since its inception the program's accomplishments have included:

- Completion of an all-employee survey focused on analyzing employee satisfaction levels and identification of critical areas of need for improvement;
- Evaluation of tools to provide employees with cultural awareness and sensitivity training;
- Identification and participation in various job fairs focused upon providing opportunities to underserved and minority candidates;
- Creation of a calendar to educate employees about various holidays and awareness months; and
- Recruitment of a diverse summer internship class comprised of 42% non-white students and 50% female students.

To attract and retain talent, the Company offers a Hybridworx (remote work) Program, competitive compensation and benefits, and is heavily invested in the health, safety and welfare of each employee. The Company's standard benefits package includes an active health and wellness program that engages employees throughout the year with the goal of generating positive health outcomes for our team members. The program includes access to telemedicine, health savings accounts, flexible spending accounts, insurance premium reductions for those who complete certain health and fitness tasks in the year, and an Employee Assistance Program offering confidential emotional support, work-life solutions, and legal and financial planning resources. The Company also empowers employees to plan for their financial futures by matching 100% of the first 6% of contributions made to the Company's 401-K plan. The Company also offers a competitive staff incentive plan. The Company will pay 100% of its 2022 staff incentive plan to its eligible employees.

The Company also encourages every employee to effect positive change in the communities we serve throughout Texas and Colorado. Senior management has designed programs that encourage and celebrate community service by providing additional paid time off to employees to accommodate participation in service related activities and by highlighting contributions made by our team throughout the year. In 2022, our employees volunteered over 2,300 hours for a volunteer value of over $60,000.

The Company firmly believes that one of its greatest assets is its employees. We strive year after year to build and enhance our corporate culture so that our workforce continues to feel valued, heard, understood, appreciated, encouraged and empowered to professionally thrive and make a difference within the Company and the communities we serve.

Available Information

The Company files reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like the Company, who file electronically with the SEC. The address of that site is www.sec.gov.

Documents filed by the Company with the SEC are available from the Company without charge (except for exhibits to the documents). You may obtain documents filed by the Company with the SEC by requesting them in writing or by telephone from the Company at the following address:


Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070-1711
Attention: Paul Langdale
Executive Vice President, Chief Financial Officer
Telephone: (972) 562-9004
www.ifinancial.com


Documents filed by the Company with the SEC are also available on the Company's website, www.ifinancial.com. Information furnished by the Company and information on, or accessible through, the SEC's or the Company's website is not part of this Annual Report on Form 10-K.

Supervision and Regulation

General. The U.S. banking industry is highly regulated under federal and state law. Consequently, the growth and earnings performance of the Company and its subsidiaries will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Board of Governors of the Federal Reserve System, or Federal Reserve, the Federal Deposit Insurance Corporation, or the FDIC, the Office of the Comptroller of the Currency, or the OCC, the Texas Department of Banking, or the TDB, the Consumer Financial Protection Bureau, or the CFPB, the SEC, the Internal Revenue Service and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. The system of supervision and regulation applicable to the Company and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance fund, the banks' depositors and the public, rather than the Company's shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to the Company and its subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Independent Bank Group as a Bank Holding Company

As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, or the BHC Act, and supervision, examination and enforcement by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve's jurisdiction also extends to any company that the Company directly or indirectly controls, such as the Company's nonbank subsidiaries.

Regulatory Restrictions on Dividends; Source of Strength. The Company is regarded as a legal entity separate and distinct from the Bank. The principal source of the Company's revenues is dividends received from the Bank. As described in more detail below, Texas state law places limitations on the amount that state banks may pay in dividends, which the Bank must adhere to when paying dividends to the Company. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (a) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (b) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (c) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, the Company should not pay cash dividends that exceed its net income in any year or that can only be funded in ways that weaken its ability to serve as a source of financial strength for its banking subsidiaries, including by borrowing money to pay dividends.

Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of its banking subsidiaries, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, (the "Dodd-Frank Act") codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. If the capital of the Bank were to become impaired, the Federal Reserve could assess the Company for the deficiency. If the Company failed to pay the assessment within three months, the Federal Reserve could order the sale of the Company's stock in the Bank to cover the deficiency.

Scope of Permissible Activities. Under the BHC Act, the Company is prohibited from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or financial holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiary banks, except that the Company may engage in, directly or indirectly, and may own shares of companies engaged in, certain activities found by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be proper. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage and investment advisory services. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Notwithstanding the foregoing, the Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999, effective March 11, 2000, or the GLB Act, amended the BHC Act and eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers. The GLB Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The GLB Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices and may be required to obtain prior approval and/or provide the Federal Reserve with prior notice of certain transactions. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as one million dollars ($1,000,000) for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve utilizes a system based upon risk-based capital guidelines under a two-tier capital framework to evaluate the capital adequacy of bank holding companies. Tier 1 capital generally consists of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock, qualifying trust preferred securities and noncontrolling interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles. Tier 2 capital generally consists of certain hybrid capital instruments and perpetual debt, mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock, credit loss allowance, and unrealized holding gains on certain equity securities. The regulatory capital requirements are applicable to the Company because its total consolidated assets equal more than $1 billion. The Bank is subject to the capital requirements of the FDIC.

Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines required a minimum ratio to be well capitalized of total capital to total risk-weighted assets of 8.0% (of which at least 6.0% was required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. Risk-weighted assets exclude intangible assets such as goodwill and core deposit intangibles.

In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. In general, bank holding companies are required to maintain a leverage ratio of at least 4.0%. Further, under what is known as the "Basel III" requirements, the Company is subject to a capital measure known as "Common Equity Tier 1", or CET1, which emphasizes the common equity component of capital adequacy.

The federal banking agencies' risk-based and leverage capital ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions must maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

In addition to the minimum CET1, Tier 1 and total risk-based capital ratios, the Company and the Bank must maintain a capital conservation buffer consisting of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses.

Under the Federal Reserve's and FDIC's prompt corrective action standards, in order to be considered well-capitalized, the Company and the Bank must have a ratio of CET1 capital to risk-weighted assets of 6.5%, a ratio of Tier 1 capital to risk-weighted assets of 8.0%, a ratio of total capital to risk-weighted assets of 10.0%, and a leverage ratio of 5.0%; and must not be subject to any written agreement, order, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. In order to be considered adequately capitalized, an institution must have the minimum capital ratios described above. As of December 31, 2022, the Company and the Bank each were "well-capitalized." An institution that is not well capitalized is subject to certain restrictions on brokered deposits and interest rates on deposits. See Note 20. Regulatory Matters for more information on regulatory capital requirements.

The Federal Reserve's capital regulations and Regulation Y generally require a bank holding company to receive the Federal Reserve's prior approval of, and/or provide notice to and consult with the Federal Reserve regarding any redemption or repurchase of its own equity securities.

Interchange Fees. The Durbin Amendment to the Dodd-Frank Act limits the amount of interchange fees that banks with assets of $10 billion or more may charge to process electronic debit transactions. An issuer must begin complying with the Durbin Amendment no later than July 1 of the next calendar year after the issuer crosses the $10 billion threshold. The Company and the Bank became subject to the rule on July 1, 2020. Under the Durbin Amendment and the Federal Reserve's implementing regulations, bank issuers who are not exempt may only receive an interchange fee from merchants that is reasonable and proportional to the cost of clearing the transaction. The maximum permissible interchange fee is equal to no more than $0.21 plus five basis points of the transaction value for many types of debit interchange transactions. A debit card issuer may also recover $0.01 per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. In addition, the Federal Reserve has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes undercapitalized, it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5.0% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulators have greater power in situations where an institution becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the Community Reinvestment Act, or CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Company's ability to make future acquisitions will depend on its ability to obtain approval for such acquisitions from the Federal Reserve. The Federal Reserve could deny the Company's application based on the above criteria or other considerations. For example, the Company could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to the Company or, if acceptable, may reduce the benefit of a proposed acquisition.

Control Acquisitions. Federal and state laws, including the BHCA and the Change in Bank Control Act, or the CBCA, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or bank holding company. Whether an investor "controls" a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor's ownership of the Company's voting securities were to exceed certain thresholds, the investor could be deemed to "control" the Company for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences.

On January 30, 2020, the Federal Reserve finalized a rule that simplifies and increases transparency of its rules for determining when one company controls another company for purposes of the BHC Act. The rule became effective September 30, 2020. The rule has and will likely continue to have a meaningful impact on control determinations related to investments in banks and bank holding companies and investments by bank holding companies in nonbank companies.

Volcker Rule. Section 619 of the Dodd-Frank Act, known as the Volcker Rule, prohibits any bank, bank holding company, or affiliate (referred to collectively as "banking entities") from engaging in two types of activities: "proprietary trading" and the ownership or sponsorship of private equity or hedge funds that are referred to as "covered funds." Proprietary trading is, in general, trading in securities on a short-term basis for a banking entity's own account. In December 2013, the federal banking agencies, the SEC and the Commodity Futures Trading Commission, finalized a regulation to implement the Volcker Rule. After the enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018, Volcker Rule limitations apply to banking entities with $10 billion or more in total consolidated assets. The Company became subject to the Volcker Rule on January 1, 2021 and has confirmed that its investment practices conform to the Volcker Rule.

Federal Securities Laws. The common stock of the Company is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, the Company is subject to the reporting, information disclosure, proxy solicitation, insider trading limits and other requirements imposed on public companies by the SEC under the Exchange Act. This includes limits on sales of stock by certain insiders and the filing of insider ownership reports with the SEC. The SEC and Nasdaq have adopted regulations under the Sarbanes-Oxley Act of 2002 and the Dodd Frank Act that apply to the Company as a Nasdaq-traded, public company, which seek to improve corporate governance, provide enhanced penalties for financial reporting improprieties and improve the reliability of disclosures in SEC filings.

Regulation of the Bank

The Bank is a Texas-chartered banking association, the deposits of which are insured by the deposit insurance fund of the FDIC. The Bank is not a member of the Federal Reserve System; therefore, the Bank is subject to supervision and regulation by the FDIC, the TDB and the CFPB. Such supervision and regulation subject the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC, the TDB and the CFPB. Because the Federal Reserve regulates the Company, the Federal Reserve also has supervisory authority that directly affects the Bank.

Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the Federal Deposit Insurance Corporation Improvement Act of 1991, or the FDICIA, has operated to limit this authority. The FDICIA provides that no state bank or subsidiary thereof may engage as a principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the deposit insurance fund of the FDIC. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

Financial Modernization. Under the GLB Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a Community Reinvestment Act, or CRA, rating from the FDIC of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the "financial in nature" subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better.

Although the powers of state chartered banks are not specifically addressed in the GLB Act, Texas-chartered banks such as the Bank will have the same if not greater powers as national banks through the parity provisions contained in the Texas Constitution and other Texas statutes.

Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the TDB. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. The Dodd-Frank Act permits insured state banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state.

Restrictions on Transactions with Affiliates and Insiders. Transactions between the Bank and its nonbanking subsidiaries and/ or affiliates, including the Company, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A of the Federal Reserve Act imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties that are collateralized by the securities or obligations of the Company or its subsidiaries. Covered transactions with any single affiliate may not exceed 10% of the capital stock and surplus of the Bank, and covered transactions with all affiliates may not exceed, in the aggregate, 20% of the Bank's capital and surplus. For a bank, capital stock and surplus refers to the bank's Tier 1 and Tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from Tier 2 capital. The Bank's transactions with all of its affiliates in the aggregate are limited to 20% of the foregoing capital. "Covered transactions" are defined by statute to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, in connection with covered transactions that are extensions of credit, the Bank may be required to hold collateral to provide added security to the Bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act, which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and in Regulation O promulgated by the Federal Reserve apply to all insured institutions and their subsidiaries and bank holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Generally, these loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Loans to senior executive officers of a bank are even further restricted, generally limited to $100,000 per senior executive officer. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Dividends. Dividends paid by the Bank have provided a substantial part of the Company's operating funds, and for the foreseeable future, it is anticipated that dividends paid by the Bank to the Company will continue to be the Company's principal source of operating funds. However, capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, it would be undercapitalized. The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after payment of the dividend.

Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. The Federal Deposit Insurance Act, or the FDI Act, provides that, in the event of a "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If the Bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including the Company, with respect to any extensions of credit it has made to the Bank.

Examinations by the FDIC & the TDB. The Bank is subject to continuous regulation, supervision and examination by the FDIC and the TDB concerning all areas of operation of the Bank. Areas monitored by the FDIC and the TDB, include, but are not limited to, lending practices, corporate governance, investments, borrowings, payment of dividends, training of employees, reserve methodology, BSA/AML compliance, management of risk related to interest rate, liquidity, capital and operations, overall enterprise risk management, internal audit program, financial accounting practices, security procedures, information technology and other related matters. The Bank and Company devote a significant amount of time and resources to align practices and procedures with examiners' expectations and federal and state regulation.

Examinations by the CFPB. The Bank is subject to supervision and examination by the CFPB. The CFPB maintains authority over the Bank with respect to substantially all federal statutes and regulations protecting the interests of consumers of financial services, including but not limited to the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Truth in Savings Act, the Right to Financial Privacy Act and the Electronic Funds Transfer Act and their respective related regulations. Violation of these laws and regulations could subject the Bank to lawsuits and administrative penalties, including civil monetary penalties, payments to affected consumers, and orders to halt or materially change our consumer banking activities. The CFPB has broad authority to pursue enforcement actions, including investigations, civil actions and cease and desist proceedings and can refer civil and criminal findings to the Department of Justice for prosecution. The Bank is also subject to other federal and state consumer protection laws that, among other things, prohibit unfair, deceptive and abusive, corrupt or fraudulent business practices, untrue or misleading advertising and unfair competition.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors of an insured institution must receive examination reports, supervisory agreements and reports of enforcement actions. For institutions with total assets of $1 billion or more, financial statements prepared in accordance with GAAP, management's certifications signed by the Company's and the Bank's chief executive officer and chief accounting or financial officer concerning management's responsibility for the financial statements, and an attestation by the auditors regarding the Bank's internal controls must also be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. The FDICIA requires that the Bank have an independent audit committee, consisting only of outside directors, or that the Company has an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions and may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. The FDIC's risk-based capital guidelines, under the fully phased-in Basel III Capital Rules, generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 8.5% and a ratio of total capital to total risk-weighted assets of 10.5%. The capital categories have the same definitions for the Bank as for the Company. The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The TDB has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 5.0%. See Note 20. Regulatory Matters for more information on regulatory capital requirements.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required by the FDI Act to take "prompt corrective action" with respect to capital-deficient institutions that are FDIC-insured. The five capital categories for insured depository institutions under the prompt corrective action regulations consist of:

- Well capitalized - equals or exceeds a 10% total risk-based capital ratio, 8% Tier 1 risk-based capital ratio, 6.5% CET1 capital ratio and 5% leverage ratio and is not subject to any written agreement, order or directive requiring it to maintain a specific level for any capital measure;
- Adequately capitalized - equals or exceeds an 8% total risk-based capital ratio, 6% Tier 1 risk-based capital ratio, 4.5% CET1 capital ratio and 4% leverage ratio;
- Undercapitalized - total risk-based capital ratio of less than 8%, or a Tier 1 risk-based ratio of less than 6%, a CET1 capital ratio of less than 4.5% or a leverage ratio of less than 4%;
- Significantly undercapitalized - total risk-based capital ratio of less than 6%, or a Tier 1 risk-based capital ratio of less than 4%, a CET1 capital ratio of less than 3% or a leverage ratio of less than 3%; and
- Critically undercapitalized - a ratio of tangible equity to total assets equal to or less than 2%.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions, including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Deposit Insurance Assessments. Substantially all of the deposits of the Bank are insured up to applicable limits by the deposit insurance fund of the FDIC, and the Bank must pay annual deposit insurance assessments to the FDIC for such deposit insurance protection. The FDIC maintains the deposit insurance fund by designating a required reserve ratio. If the reserve ratio falls below the designated level, the FDIC must adopt a restoration plan that provides that the deposit insurance fund will return to an acceptable level generally within five years.

On December 20, 2010, the FDIC raised the minimum designated reserve ratio of the deposit insurance fund to 2.00%, which exceeds the 1.35% reserve ratio that is required by the Dodd-Frank Act. The FDIC has the discretion to set the price for deposit insurance according to the risk for all insured institutions regardless of the level of the reserve ratio.

The deposit insurance fund reserve ratio is maintained by assessing depository institutions and establishing an insurance premium based upon statutory factors. Under its current regulations, the FDIC imposes assessments for deposit insurance according to a depository institution's ranking in one of four risk categories based upon supervisory and capital evaluations.

On February 7, 2012, the FDIC approved a final rule that amends its existing deposit insurance funds restoration plan and implements certain provisions of the Dodd-Frank Act. Effective as of July 1, 2012, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the current assessment base of adjusted domestic deposits. Because the change resulted in a much larger assessment base, the final rule also lowered the assessment rates in order to keep the total amount collected from financial institutions relatively unchanged from the amounts previously being collected. After the effect of potential base-rate adjustments, the total base assessment rate for the Bank could range from 2.5 to 45 basis points on an annualized basis.

Under the Dodd-Frank Act, for institutions with $10 billion or more in assets, the FDIC uses a performance score and a loss-severity score that are used to calculate an initial assessment rate. In calculating these scores, the FDIC uses a bank's capital level and regulatory supervisory ratings and certain financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The FDIC also has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. The FDIC deposit assessment began use of this new calculation in the first quarter of 2020.

On June 22, 2020, the FDIC issued a rule that mitigates the deposit insurance assessment effects of participating in the Paycheck Protection Progam (PPP) loan program first enacted under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Pursuant to the final rule, the FDIC will generally remove the effect of PPP lending in calculating an institution's deposit insurance assessment. The final rule also provides an offset to an institution's total assessment amount for the increase in its assessment base attributable to participation in the PPP loan program. Further, on October 20, 2020, the FDIC issued a final rule to allow institutions that experienced temporary growth from participation in the PPP loan program to determine whether they are subject to the requirements of Part 363 of the FDIC's regulations (which imposes annual audit and reporting requirements on insured deposit institutions with $500 million or more in consolidated total assets) for fiscal years ending in 2021 based on the consolidated assets of December 31, 2019.

Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits, without receiving a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on any deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits. In December 2020, the FDIC finalized a rule that intended to bring the brokered deposit regulations in line with modern deposit taking methods. The final rule became effective on April 1, 2021, with an extended compliance date of January 1, 2022. Compliance with the final rule did not impact the Bank's classification of brokered deposits.

Concentrated Commercial Real Estate Lending Regulations. The federal banking agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and nonfarm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner-occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. In December 2019, the FDIC and the OCC jointly proposed rules that changed the existing regulations in four key ways: (i) clarifying what activities will qualify for CRA credit; (ii) updating where activities count for CRA credit; (iii) providing a more transparent and objective method for measuring CRA performance; and (iv) revising CRA-related data collection, record keeping, and reporting. In May 2020, the OCC issued its final CRA rule, effective October 1, 2020, but, effective January 1, 2022, rescinded it and replaced it with the OCC's prior CRA rule. The FDIC has not finalized the revisions to its CRA rule. The Federal Reserve, along with the FDIC and the OCC, issued a Notice of Proposed Rulemaking ("NPR") on May 5, 2022. The deadline for submitting comments on the NPR was August 5, 2022.

Privacy and Cybersecurity. In addition to expanding the activities in which banks and bank holding companies may engage, the GLB Act also imposed new requirements on financial institutions with respect to customer privacy. The GLB Act generally prohibits disclosure of customer information to nonaffiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, are required to comply with state law if it is more protective of customer privacy than the GLB Act.

Federal regulators have issued advisory statements regarding cybersecurity. Generally, federal regulators expect that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. In addition, a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If the Company fails to observe the regulatory guidance, the Company could be subject to various regulatory sanctions, including financial penalties. Recently, the federal banking agencies adopted a Final Rule that went into effect on May 1, 2022, that requires banking organizations to notify their primary banking regulator within 36 hours of determining that a "computer-security incident" has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states, have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states, including Texas and Colorado, have implemented or modified their data breach notification and data privacy requirements. The Texas banks are required to promptly report material cybersecurity incidents to the Texas Banking Commissioner.

The Company expects this trend of both federal and state-level attention to cybersecurity to continue, and is continually monitoring developments at the federal level and in the states in which its customers are located.

Limits on Compensation. The Federal Reserve, OCC and FDIC in 2010 issued comprehensive final guidance on incentive compensation policies for executive management of banks and bank holding companies. This guidance was intended to ensure that the incentive compensation policies of banking organizations do not undermine their safety and soundness by encouraging excessive risk-taking. The objective of the guidance is to assure that incentive compensation arrangements (i) provide incentives that do not encourage excessive risk-taking, (ii) are compatible with effective internal controls and risk management and (iii) are supported by strong corporate governance, including oversight by the board of directors. In 2016, the Federal Reserve and the FDIC proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2022, these rules have not been implemented. In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including the NYSE, to implement listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The final rule requires us to adopt a clawback policy within 60 days after such listing standard becomes effective.

Anti-Money Laundering and Anti-Terrorism Legislation. A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. The USA Patriot Act requires, among other things, financial institutions to comply with certain due diligence requirements in connection with correspondent or private banking relationships with non-U.S. financial institutions or persons, establish an anti-money laundering program that includes employee training and an independent audit, follow minimum standards for identifying customers and maintaining records of the identification information and make regular comparisons of customers against agency lists of suspected terrorists, their organizations and money launderers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

The Anti-Money Laundering Act of 2020 ("AMLA"), which amends the Bank Secrecy Act of 1970 ("BSA"), was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy; requires the development of standards for testing technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations; and expands BSA whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemakings, reports and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury, issued the priorities for anti-money laundering and countering the financing of terrorism policy required under the AMLA. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control, or OFAC. The OFAC-administered sanctions targeting certain countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to a U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Changes in Laws, Regulations or Policies

In general, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. Such initiatives may change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. The Company cannot determine the ultimate effect that any potential legislation, if enacted, or implementing regulations with respect thereto, would have, upon the financial condition or results of operations of the Company or the Bank. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the financial condition, results of operations or business of the Company and the Bank.

Enforcement Powers of Federal and State Banking Agencies

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or the Bank and their subsidiaries, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under "Corrective Measures for Capital Deficiencies," the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist. The TDB also has broad enforcement powers over the Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The Company cannot predict the nature of future monetary policies and the effect of such policies on the business and earnings of it and its subsidiaries.

ITEM 1A. RISK FACTORS

An investment in the Company's common stock involves risks. The following is a description of the material risks and uncertainties that the Company believes affect its business and an investment in the common stock. Additional risks and uncertainties that the Company is unaware of, or that it currently deems immaterial, also may become important factors that affect the Company and its business. If any of the risks described in this Annual Report on Form 10-K were to occur, the Company's financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of the common stock could decline significantly and you could lose all or part of your investment.

Summarized below are the most significant risks and uncertainties that we believe could adversely affect our business, financial condition or results of operations. Following this summary, we discuss each risk in greater detail under each risk's respective headings, organized by Risks Related to the Company's Business and Risks Related to an Investment in the Company's Common Stock. You should read both the summary and the detailed descriptions of each risk before investing in the Company's securities.

RISKS RELATED TO THE COMPANY'S BUSINESS

Strategic Risk

- *The Company may not be able to continue to grow.*
- *The Company may not be able to continue its acquisition strategy.*
- *The Company must effectively manage risk associated with its acquisition strategy.*
- *The Company has a geographic concentration in Texas and Colorado.*

Operational Risk

- *Workforce disruption may inhibit the Company's ability to attract and retain talent.*
- *The Company must effectively manage the need for technological change.*
- *The Company may experience system failure or cybersecurity breaches.*
- *The Company is reliant on third party service providers.*
- *The Company may be subject to data processing failures, control failures and fraud.*
- *New lines of business or new products and services subject the Company to additional risks.*
- *The Company's accounting estimates and risk management programs rely on analytical and forecasting models.*
- *The Company is subject to counterparty risk.*
- *The value of the Company's goodwill could become impaired.*

Credit Risk

- *The Company must manage credit risk.*
- *The Company has a significant concentration in commercial real estate loans.*
- *The Company has exposure to credit risk related to the energy industry.*
- *The Company's Allowance for Credit Losses may be insufficient.*
- *The Company's mortgage business subjects the Company to additional risk.*

Interest Rate Risk

- *The Company must manage interest rate risk.*
- *The replacement of LIBOR may subject the Company to additional risk.*
- *The Company could experience losses on its investment securities in volatile rate environments.*

Legal, Regulatory and Compliance Risk

- *The Company is subject to legal and regulatory risk.*
- *The Company operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision.*
- *The Company must devote significant resources to compliance.*
- *The Company is subject to continuous examination.*
- *The Company may be required to pay significantly higher FDIC deposit insurance assessments in the future.*
- *The Company faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.*
- *There are substantial regulatory limitations on changes of control of bank holding companies.*

Liquidity and Capital Risk

- *The Company is subject to liquidity risk.*
- *The Company must maintain adequate capital.*
- *The Federal Reserve may require the Company to commit capital resources to support the Bank.*

Other Risks Affecting Our Business

- *Volatile market conditions and macro economic trends, including the impact of the COVID-19 pandemic, could adversely affect the Company.*
- *The Company operates in a competitive environment.*
- *The Company is reliant on deposits as a significant source of funding.*
- *The Company may be adversely impacted by natural disasters, health pandemics, and other local and worldwide events beyond the Company's control.*
- *The Company is subject to growing risk from changing environmental conditions.*
- *Reputational risk is heightened by emerging environmental, social and governance concerns.*
- *Monetary policies and regulations of the Federal Reserve could adversely affect the Company's business, financial condition and results of operations.*

RISKS RELATED TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK

- *The Company's stock price can be volatile.*
- *The Company is dependent upon the Bank for cash flow, and the Bank's ability to make cash distributions is restricted.*
- *The Company's dividend policy may change without notice, and the Company's future ability to pay dividends is subject to restrictions.*
- *The Company's largest shareholder and board of directors have historically, and currently, exert a controlling influence on the Company.*
- *The Company's corporate organizational documents and the provisions of Texas law make it more difficult or prevent an attempted acquisition of the Company that you may favor.*
- *Other debt and equity instruments have priority over the Company's common stock.*
- *An investment in the Company's common stock is not an insured deposit.*

RISKS RELATED TO THE COMPANY'S BUSINESS

Strategic Risk

The Company may not be able to continue to grow.

To achieve its past levels of growth, the Company has focused on both internal growth and acquisitions. The Company may not be able to sustain its historical rate of growth or may not be able to grow at all. More specifically, the Company may not be able to grow earning assets, specifically loans, and the Company may not be able to find suitable acquisition candidates. Various factors, such as economic conditions and competition, may impede or prohibit loan growth and the completion of acquisitions. Further, as discussed above, the Company may be unable to attract and retain new talent, which could adversely affect its internal growth. If the Company is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends. If the Company does not manage the Company's growth effectively, the Company's business, financial condition, results of operations and future prospects could be negatively affected, and the Company may not be able to continue to implement the Company's business strategy and successfully conduct the Company's operations.

The Company may not be able to continue its acquisition strategy.

The Company has been pursuing a growth strategy that includes the acquisition of other financial institutions in target markets. The Company has completed several acquisitions since 2010, with its last acquisition completed on January 1, 2019 of Guaranty Bancorp. The Company intends to continue its acquisition strategy. Such an acquisition strategy, involves significant risks, including the following:

- finding suitable markets for expansion;
- finding suitable candidates for acquisition;
- attracting funding to support additional growth;
- maintaining asset quality;
- attracting and retaining qualified management; and
- maintaining adequate regulatory capital.

Accordingly, the Company may be unable to find suitable acquisition candidates in the future that fit its acquisition and growth strategy. In addition, the Company's previous acquisitions may make it more difficult for investors to evaluate historical trends in the Company's financial results and operating performance, as the impact of such acquisitions make it more difficult to identify organic trends that would be reflected absent such acquisitions. If the Company is unable to continue to grow through acquisitions, the Company's business, financial condition, results of operation and future prospects could be negatively impacted.

The Company must effectively manage risk associated with its acquisition strategy.

Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected asset quality problems, key employee and customer retention problems and other problems that could negatively affect the Company's organization. The Company may not be able to complete future acquisitions or, if completed, the Company may not be able to successfully integrate the operations, management, products and services of the entities that the Company acquires and eliminate redundancies. Acquisition activities and the integration process may also require significant time and attention from the Company's management that they would otherwise direct toward servicing existing business and developing new business. Further, the integration process could result in the loss of key employees, disruption of the combined entity's ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect the Company's ability to maintain relationships with customers or employees or to achieve the anticipated benefits of the transaction. Failure to successfully integrate the entities the Company acquires into the Company's existing operations may increase the Company's operating costs significantly and adversely affect the Company's business and earnings. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of the Company's tangible book value and net income per common share may occur in connection with any future transaction.

The Company has a geographic concentration in Texas and Colorado.

The Company conducts its operations almost exclusively in Texas and Colorado. This geographic concentration imposes risks from lack of geographic diversification. The economic conditions in Texas and Colorado affect the Company's business, financial condition, results of operations, and future prospects, where adverse economic developments, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of the Company's loans and loan servicing portfolio. Moreover, if the population or income growth in the Company's market areas is slower than projected, income levels, deposits and housing starts could be adversely affected and could result in a reduction of the Company's expansion, growth and profitability. Any regional or local economic downturn that affects Texas or Colorado, or existing or prospective borrowers or property values in such areas, may affect the Company and the Company's profitability more significantly and more adversely than the Company's competitors whose operations are less geographically concentrated.

Operational Risk

Workforce disruption may inhibit the Company's ability to attract and retain talent.

The Company's business and growth strategies depend significantly on the Company's ability to recruit and retain management and employees with expertise, experience and business relationships within the Company's market areas. The Company's ability to attract and retain key management and employees is dependent upon its compensation, incentive and benefits programs, its response to emerging workplace trends and practices, such as the current demand for flexible work schedules and remote work options that have arisen from the pandemic, its reputation for rewarding and promoting qualified employees, and its implementation of diversity and inclusion initiatives. The hyper competitive nature of the current labor market could increase the Company's noninterest expense, as well as cause significant difficulty and delay in replacing departed management and employees with qualified candidates, who are experienced in the specialized aspects of the Company's business or who have ties to the communities within the Company's market areas. The unexpected loss of any of the Company's key personnel could, therefore, have an adverse impact on the Company's productivity and growth. This in turn makes the Company's success dependent upon the strength of its recruitment efforts, as well as its succession plans and procedures.

The Company must effectively manage the need for technological change.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part upon the Company's ability to address the needs of the Company's customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Company's operations as it continues to grow and expand the Company's market area. The Company may experience operational challenges as it implements these new technology enhancements or products, which could result in the Company not fully realizing the anticipated benefits from such new technology or require the Company to incur significant costs to remedy any such challenges in a timely manner.

The Company may experience system failure or cybersecurity breaches.

The Company is highly dependent on its computer systems and network infrastructure to conduct its operations, including the secure processing, storage and transmission of vital and sensitive data, exposing the Company to potential cyber incidents resulting from deliberate attacks or unintentional events. As a financial institution, the Company processes, stores and transmits a significant amount of personal customer information. The Company also maintains important internal data such as personally identifiable information about employees and customers, and information relating to the Company's operations. The Company relies on third-party service providers for significant portions of its computer systems, network infrastructure and information security, and failure or misconduct by any of those third parties or their systems could have a material adverse effect on the Company. The secure maintenance and transmission of confidential information, as well as execution of transactions over the Company's computer systems, are essential to protect the Company and its customers against fraud and cybersecurity breaches and for the Company to maintain customer confidence. The computer systems and network infrastructure the Company uses could fail or be subject to unforeseen problems. The Company's operations are dependent upon its ability to protect its computer systems and network against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from cybersecurity breaches, cyberattacks, ransomware attacks, viruses, worms, and other unauthorized or hostile acts which are becoming increasingly diverse and sophisticated. Any action, damage or failure that causes or results in breakdowns, disruptions, or unauthorized activities in the Company's computer systems or network infrastructure, including customer relationship management, general ledger, deposit, loan or other systems, could disrupt the Company's ability to properly operate its business, damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, investigations or fines, violate privacy or other applicable laws or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company. External or internal actors could obtain unauthorized access to the Company's computer systems or network infrastructure or information stored in and transmitted through the Company's computer systems and network infrastructure, which may result in the theft or unauthorized use of personal information, which could cause significant liability to the Company and may cause existing and potential customers to refrain from doing business with the Company. The pervasiveness of cybersecurity incidents in general and the risks of cybersecurity breaches are complex and continue to evolve as technology and reliance on these systems continue to evolve. Cybersecurity concerns are also further heightened by Russia's invasion of the Ukraine. In addition, advances in computer capabilities and the increased sophistication of fraudsters and hackers could result in a compromise or breach of the systems the Company and the Company's third-party service providers use to encrypt and protect customer data and transactions. A failure or compromise of such security measures could have a material adverse effect on the Company's financial condition and results of operations.

As of February 21, 2023, the Company has not discovered any material cybersecurity incidents.

The Company is reliant on third party service providers.

The Company depends on a number of relationships with third-party service providers. Specifically, the Company receives core systems processing, essential web hosting and other Internet systems, cloud technologies, deposit processing, mobile banking and other processing services from third-party service providers. If these third-party service providers experience difficulties, interruptions, or terminate their services, and the Company is unable to replace them with other comparable service providers, particularly on a timely basis, the Company's operations could be interrupted. If an interruption were to continue for a significant period of time, the Company's business, financial condition and results of operations could be adversely affected, perhaps materially. Even if the Company is able to replace third party service providers, it may be at a higher cost to the Company, which could adversely affect the Company's business, financial condition and results of operations.

The Company may be subject to data processing failures, control failures and fraud.

Employee errors and employee and customer fraud or misconduct could subject the Company to financial losses or regulatory sanctions and seriously harm the Company's reputation. Misconduct by the Company's employees could include hiding unauthorized activities from the Company, improper or unauthorized activities on behalf of the Company's customers, or improper use of, or unauthorized access to confidential information. Customers are also subject to financial crimes, including fraud, wire fraud, and cyber-crimes, which could adversely impact their ability to pay loans or result in a fraudulent removal of funds from their deposit accounts or other unauthorized activities. It is not always possible to prevent employee errors and misconduct, or fraudulent and other criminal schemes impacting customers, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject the Company to financial claims for negligence.

The Company maintains a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors, cybersecurity breaches, and employee, customer, or third party fraud. However, if the Company's internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, the Company relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans the Company will originate, as well as the terms of those loans. If any of the information upon which the Company relies is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or the Company may fund a loan that the Company would not have funded or on terms the Company would not have extended. Whether a misrepresentation is made by the applicant or another third party, the Company generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the monetary losses that the Company may suffer.

New lines of business or new products and services subject the Company to additional risks.

From time to time, the Company may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's accounting estimate and risk management programs rely on analytical and forecasting models.

The Company utilizes analytical and forecasting models across various areas of the Company's operations to manage risk. Many of these models rely upon certain assumptions, which, if inaccurate or inadequate, could impact the Company in materials ways. In addition, the models themselves may prove to be inadequate or inaccurate because of other flaws in their design or their implementation.

By way of example, the Company uses forecasting and analytical models to estimate its expected credit losses and to measure the fair value of financial instruments. It also uses models to estimate the effects of changing interest rates and other market measures on the Company's financial condition and results of operations. If the models the Company uses for interest rate risk and asset-liability management are inadequate, the Company may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models the Company uses for determining its expected credit losses are inadequate, the allowance for credit losses may not be sufficient to support future charge-offs. If the models the Company uses to measure the fair value of financial instruments is inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what the Company could realize upon sale or settlement of such financial instruments. Any such failure in the Company's analytical or forecasting models could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to counterparty risk.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional customers. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or customer. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Company. Any such losses could have a material adverse effect on the Company.

The value of the Company's goodwill could become impaired.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets that the Company acquired in connection with the purchase of another financial institution. The Company reviews goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired. Significant and sustained decline in the Company's stock price and material adverse changes in economic conditions may result in taking future write downs related to the impairment of goodwill.

The Company determines impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in the Company's results of operations in the periods in which they become known. As of December 31, 2022, the Company had approximately $1.1 billion of goodwill and other intangible assets. While the Company has not recorded any such impairment charges since the Company initially recorded the goodwill, there can be no assurance that the Company's future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on the Company's financial condition and results of operations.

Credit Risk

The Company must manage credit risk.

Making any loan involves risk, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from changes in economic and market conditions. The Company's credit risk approval and monitoring procedures may fail to identify or reduce these credit risks, and they cannot completely eliminate all credit risks related to the Company's loan portfolio. The Company faces a variety of risk related to its types of loans. Adverse developments affecting commercial real estate values in the Company's market areas could increase the credit risk associated with commercial real estate loans, impair the value of the property pledged as collateral for these loans, and affect the Company's ability to sell the collateral upon foreclosure without a loss. Further, due to the larger average size of commercial real estate loans, the Company faces risk that losses incurred on a small number of commercial real estate loans could have a material adverse effect on the Company's financial condition and results of operations. The Company's commercial real estate and commercial loans also have the risk that repayment is subject to the ongoing business operations of the borrower. Commercial loans are often secured by personal property, such as inventory, and intangible property, such as accounts receivable, which if the business is unsuccessful, typically have values insufficient to satisfy the loan without a loss. If the overall economic climate in the United States, generally, or the Company's market areas in Texas and Colorado, specifically, experience material disruption, the Company's borrowers may experience difficulties in repaying their loans, the collateral the Company holds may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require additional provisions for credit losses, which would cause the Company's net income and return on equity to decrease.

The Company has a significant concentration in commercial real estate loans.

As of December 31, 2022, approximately 80.1% of the Company's loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral, excluding agricultural loans secured by real estate. As a result, adverse developments affecting real estate values in the Company's market areas could increase the credit risk associated with the Company's real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of the Company's markets could increase the credit risk associated with the Company's loan portfolio, and could result in losses that would adversely affect credit quality, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in the Company's market areas could significantly impair the value of property pledged as collateral on loans and affect the Company's ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse impact on the Company's business, results of operations and growth prospects. If real estate values decline, it is also more likely that the Company would be required to increase the Company's allowance for credit losses, which could adversely affect the Company's financial condition, results of operations and cash flows.

In addition, the COVID-19 pandemic has increased demand for remote work opportunities and continues to cause supply chain disruption, which could have a particularly adverse impact on the Company's office and retail portfolios. As of December 31, 2022, office and retail loans collectively accounted for 49.1% of the Company's commercial real estate portfolio. The Company's retail portfolio, which alone accounted for 29.4% of the Company's commercial real estate portfolio may also decline in credit quality in the event there are reductions in consumer disposable income from workforce reductions.

The Company has exposure to credit risk related to the energy industry.

As of December 31, 2022, approximately 4.2% of the Company's loans held for investment portfolio (excluding mortgage warehouse loans) was composed of loans made to companies engaged in oil production and oilfield services. The significant decline in oil prices during 2020 adversely effected some of these borrowers' ability to repay these loans and impaired the value of collateral securing some of these loans. While oil prices have since recovered and the Company's energy portfolio remains well managed, the decline and volatility in oil prices could have an impact on other segments of the economy generally, including real estate, and particularly for the Texas and Colorado economies. The Houston market economy specifically could be adversely affected given its high concentration of energy related businesses. The Company's asset quality and results of operations could be adversely impacted by the direct and indirect effects of current and future conditions in the energy industry. The Company's energy portfolio is also more susceptible to operational and environmental related disruption, such as on the job injuries, oil spills, explosions, severe weather, and heightened pressure to implement environmental, social and governance driven initiatives, and particularly initiatives that align with the Biden Administration's goals to reduce greenhouse gas emissions.

The Company's Allowance for Credit Losses may be insufficient.

The Company maintains allowances for credit losses on loans, securities and off-balance sheet credit exposures. The Company has implemented controls and procedures to measure and estimate the lifetime expected credit loss at the time a financial asset is initially added to the balance sheet and periodically thereafter. The Company's amount of each allowance account represents management's best estimate of current expected credit losses on such financial instruments at each balance sheet date using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. The actual amount of credit losses is affected by changes in economic, operating and other conditions within the Company's markets, as well as changes in the financial condition, cash flows, and operations of the Company's borrowers, all of which are beyond the Company's control, and such losses may exceed current estimates. As a result, the determination of the appropriate level of allowance for credit losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates related to current and expected future credit risks and trends, all of which may undergo material changes. The Company's current expected credit losses (CECL) model has increased the complexity, and associated risk, of the analysis and processes relying on management judgment, which could negatively impact the Company's financial condition and results of operations.

As of December 31, 2022, the Company's allowance for credit losses on loans as a percentage of total loans held for investment (excluding mortgage warehouse purchase loans) was 1.09% and as a percentage of total nonperforming loans was 371.14%. Additional credit losses will likely occur in the future and may occur at a rate greater than the Company has previously experienced. The Company may be required to take additional provisions for credit losses in the future to further supplement the allowance for credit losses, either due to management's decision to do so or requirements by the Company's banking regulators. In addition, bank regulatory agencies will periodically review the Company's allowance for credit losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Based on their judgments or interpretations, which may be different than management's, regulators may require the Company to change classifications or grades of loans or recognize further loan charge-offs. If the assessment of credit losses is inaccurate, or if economic and market conditions materially deteriorate as a result of occurrences like the continuation of the COVID-19 pandemic, other global pandemics, natural disasters, or if anticipated climate change regulations impact the Company's CECL model, then the Company may need to increase or decrease its allowance for credits losses, which, in turn, will increase or decrease the Company's reported income, and introduce additional volatility into its reported earnings, and possibly capital. See also Item 7. Management's Discussion and Analysis of Financial Condition - Allowance for Credit Losses for additional discussion of financial impact of the allowance for credit losses.

The Company's mortgage business subjects the Company to additional risk.

The Company originates and sells residential mortgage loans through the Bank's mortgage division and purchases and sells residential mortgages through its mortgage warehouse business. As of December 31, 2022, mortgage warehouse purchase loans totaled $312.1 million, or 2.2% of total loans held for investment. Mortgage lending and mortgage warehouse purchase lending include credit risk associated with commercial bank lending. This line of business is also subject to market volatility, changes in interest rates, volume volatility and changing appetite of investors for certain mortgage products.

Through its mortgage warehouse business, the Company provides guidance lines of credit to mortgage companies that originate and sell residential mortgages. As part of this process, the Bank funds and purchases the mortgage at closing, the mortgage company sells the mortgage to an institutional buyer, and the proceeds from that sale are the primary source of repurchase of the mortgage from the Bank. This process exposes the Bank to market and interest rate risk in the event that the mortgage is not sold. The Bank is also subject to risk of fraud by mortgage company employees and customers. While the Company has insurance against fraud in the mortgage process, fraud loss in excess of insurance limits or which is not covered by insurance could have an adverse effect on the Company's business, financial condition and results of operation.

The Company has entered into loan purchase commitments and forward sales commitments to mitigate the interest rate risk related to mortgage origination activities. While the Company believes that its hedging strategies will be successful in mitigating exposure to interest rate risk associated with the origination and purchase of mortgage loans, no hedging strategy can completely mitigate risk. Poorly designed strategies, improperly executed transactions, or inaccurate assumptions regarding future interest rates or market conditions could have a material adverse effect on the Company's financial condition and results of operations.

Mortgage lending and mortgage warehouse purchase lending is subject to counterparty risk. The Company is from time to time required to hold or repurchase mortgage loans or reimburse investors as a result of breaches in contractual representations and warranties under the agreements pursuant to which it purchases and sells mortgage loans. While agreements with the originators and sellers of mortgage loans provide legal recourse that may allow the Company to recover some or all of losses, these companies are frequently not financially capable of paying large amounts of damages and as a result the Company can offer no assurance that it will not suffer loss as a result of these arrangements.

The Company may incur other costs and losses as a result of actual or alleged violations of regulations related to the origination and purchase of residential mortgage loans. The origination of residential mortgage loans is governed by a variety of federal and state laws and regulations, which are frequently changing. The Company sells residential mortgage loans that it has purchased or that it originated to various parties, including Ginnie Mae and GSEs such as Fannie Mae or Freddie Mac and other financial institutions that purchase mortgage loans for investment or private label securitization. These types of costs and losses arising from the Company's mortgage business would negatively impact the Company's business, financial condition and results of operation.

Interest Rate Risk

The Company must manage interest rate risk.

The majority of the Company's banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, the Company's earnings are significantly dependent on the Company's net interest income, the principal component of the Company's earnings, which is the difference between interest earned by the Company from the Company's interest-earning assets, such as loans and investment securities, and interest paid by the Company on the Company's interest-bearing liabilities, such as deposits and borrowings. The Company expects that it will periodically experience "gaps" in the interest rate sensitivities of the Company's assets and liabilities, meaning that either its interest-bearing liabilities will be more sensitive to changes in market interest rates than the Company's interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to the Company's position, this "gap" will negatively impact the Company's earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for the Company's borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on the Company's results of operations and cash flows. Further, when the Company places a loan on nonaccrual status, the Company reverses any accrued but unpaid interest receivable, which decreases interest income. At the same time, the Company continues to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

Rising interest rates in prior periods have increased interest expense, which in turn has adversely affected net interest income, and may do so in the future if the Federal Reserve raises rates. In a rising interest rate environment, competition for cost-effective deposits increases, making it more costly to fund loan growth. In addition, a rising rate environment could cause mortgage and mortgage warehouse lending volumes to substantially decline. Any rapid and unexpected volatility in interest rates creates uncertainty and potential for unexpected material adverse effects. The Company actively monitors and manages the balances of maturing and repricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurances that the Company can avoid all material adverse effects that such interest rate changes may have on the Company's net interest margin and overall financial condition.

The replacement of LIBOR may subject the Company to additional risk.

Because the United Kingdom's Financial Conduct Authority and the administrator of LIBOR announced that it will cease publication of U.S. dollar London Interbank Offered Rate ("LIBOR") settings by June 30, 2023, and because U.S. regulator guidance strongly encouraged banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts by no later than December 31, 2021, the Company discontinued offering LIBOR-based products on October 31, 2021. The Company also required all LIBOR-based loans and renewals entered into on or prior to October 31, 2021 to close and fund by no later than December 31, 2021. As of November 1, 2021, the Company now negotiates loans and loan renewals that would have been tied to LIBOR using the Wall Street Journal's U.S. Prime Rate ("WSJ Prime"), which is the base rate on corporate loans posted by at least 70% of the 10 largest U.S. banks, or CME Term Secured Overnight Financing Rates ("SOFR"), which are administered by CME Group Benchmark Administration Limited and provide an indication of the forward-looking measurement of overnight SOFR, based on market expectations implied from derivatives markets. For swap transactions, the Company follows ISDA 2020 LIBOR Fallback Protocol published on October 23, 2020 and uses Fallback Rate (SOFR).

As of December 31, 2022, approximately $471.2 million of the Company's outstanding loans, and, in addition, certain derivative contracts, borrowings and other financial instruments have attributes associated with the LIBOR transition. The transition to LIBOR has resulted in and could continue to result in added costs and employee efforts and could present additional risk, including, but not limited to, litigation and reputational risks if the Company is unable to successfully renegotiate rates or if challenges are made to LIBOR fallback language within existing contracts. In addition, there continues to be uncertainty as to the ultimate effects of the LIBOR transition, including variations in the replacement benchmark rate designated and accepted by financial institutions. These variations also inject potential for greater competition with financial institutions whose LIBOR replacement rates and procedures may be more favorable or flexible than those adopted by the Company. Further, since CME Term SOFR and WSJ Prime are calculated differently, payments under contracts referencing the new rates will differ from those referencing LIBOR, which may lead to increased volatility as compared to LIBOR. The transition has also required changes to the Company's risk and pricing models, valuation tools, product design and hedging strategies. Failures to adequately manage the transition process also poses greater operational and reputational risks that could create material adverse effects on the Company's business, financial condition and results of operations.

The Company could experience losses on its investment securities in volatile rate environments.

While the Company attempts to invest a significant percentage of its assets in loans (the Company's loan to deposit ratio was 92.0% as of December 31, 2022), the Company invests a percentage of its total assets (approximately 10.4% as of December 31, 2022) in investment securities as part of its overall liquidity strategy. As of December 31, 2022, the fair value of the Company's available for sale securities portfolio was approximately $1.7 billion and the amortized cost of held to maturity securities was $207.1 million.

Factors beyond the Company's control can significantly influence the fair value of securities in its portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when market interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting market interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, the Company may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on the Company's financial condition and results of operations.

Legal, Regulatory and Compliance Risk

The Company is subject to legal and regulatory risk.

The Company, like all financial institutions, has been and may in the future become involved in legal and regulatory proceedings. Litigation arises in a variety of contexts, including lending and deposit operations, intellectual property claims related to the technology used in business operations, employment practices, operating activities, fiduciary responsibilities, and other general business matters. The Company considers most of these proceedings to be in the normal course of business or typical for the industry. However, it is inherently difficult to assess the outcome of these matters. Any material legal or regulatory proceeding could impose substantial cost and cause management to divert its attention from the Company's business and operations. Any adverse determination in a legal or regulatory proceeding could have a material adverse effect on the Company's business, financial condition and results of operations. See Item 3. Legal Proceedings for a description of a legal proceeding which could have a material adverse effect on the Company's financial condition.

The Company operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision.

The Company and the Bank are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not the Company's shareholders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Any change in applicable regulations or federal or state legislation could have a substantial impact on the Company, the Bank and their respective operations.

The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the recent performance of and government intervention in the financial services sector. Additional legislation and regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could significantly affect the Company's powers, authority and operations, or the powers, authority and operations of the Bank in substantial and unpredictable ways. The Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB, with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority, including the authority to prohibit unfair, deceptive, and abusive acts and practices. These rules may result in increased regulatory compliance costs and subject the Company to increased potential liabilities related to its consumer banking business and residential mortgage lending activities.

Regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power could have a negative impact on the Company. Failure to comply with laws, regulations or policies could also result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations.

One of the Bank's primary, regulators, the FDIC focused on two areas in 2022 which included : 1) addressing financial risks posed by climate change; and 2) review of the bank merger process. Policies and regulations that may flow from the FDIC's focus on these areas could materially impact the Company's business, credit assessments, financial condition and operations.

The Company must devote significant resources to compliance.

Various federal banking laws and regulations, including rules adopted by the Federal Reserve Board pursuant to the requirements of the Dodd-Frank Act, impose certain heightened requirements on and greater supervision of banks and bank holding companies that maintain total consolidated assets of at least $10 billion, like the Company. The imposition of these regulatory requirements and increased supervision has and will continue to require commitment of additional financial resources to maintain regulatory compliance, which has increased the Company's non-interest expense, and has and will continue to otherwise have an impact on the Company's financial condition and results of operations.

For example, the Company is subject to the Durbin Amendment to the Dodd-Frank Act regarding limits on debit card interchange fees. The Durbin Amendment gives the Federal Reserve Board the authority to establish rules regarding interchange fees charged for electronic debit transactions by a payment card issuer that, together with its affiliates, has assets of $10 billion or more and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. The Federal Reserve Board has adopted rules under this provision that limit the swipe fees that a debit card issuer can charge a merchant for a transaction to the sum of $0.21 and five basis points times the value of the transaction, plus up to one cent for fraud prevention costs. Accordingly, deposit insurance assessments and expenses related to regulatory compliance may increase, while any decrease in the amount of interchange fees that the Company receives would reduce the Company's revenue.

The Company is subject to continuous examination.

Texas and federal banking agencies periodically conduct examinations of the Company's business, including compliance with laws and regulations. If, as a result of an examination, a Texas or federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Company's operations had become unsatisfactory, or that the Company or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the Company's capital, to restrict the Company's growth, to assess civil monetary penalties against the Company, the Company's officers or directors, to remove officers and directors and/or, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Company's deposit insurance. If the Company becomes subject to such regulatory actions, the Company could be materially and adversely affected.

The Company may be required to pay significantly higher FDIC deposit insurance assessments in the future.

Previous economic conditions and the Dodd-Frank Act caused the FDIC to increase deposit insurance assessments and may result in increased assessments in the future. On February 7, 2011, the FDIC approved a final rule that amended the Deposit Insurance Fund restoration plan and implemented certain provisions of the Dodd-Frank Act. Effective April 1, 2011, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the previous assessment base of adjusted domestic deposits. The final rule also provides the FDIC's board with the flexibility to adopt actual rates that are higher or lower than the total base assessment rates adopted on February 7, 2011 without notice and comment, if certain conditions are met. An increase in the assessment rates could materially and adversely affect the Company.

The Company faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If the Company's policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that the Company has already acquired or may acquire in the future are deficient, the Company would be subject to liability, including fines and regulatory actions such as restrictions on the Company's ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of the Company's business plan (including the Company's acquisition plans), which would negatively impact the Company's business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for the Company.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of the Company's voting stock or obtaining the ability to control in any manner the election of a majority of the Company's directors or otherwise direct the management or policies of the Company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any such purchase of shares of the Company's common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of the Company's common stock.

Liquidity and Capital Risk

The Company is subject to liquidity risk.

Liquidity is essential to the Company's business. The Company relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of the Company's loans and investment securities, respectively, to ensure that the Company has adequate liquidity to fund the Company's operations. An inability to raise funds through deposits, borrowings, the sale of the Company's investment securities, Federal Home Loan Bank advances, the sale of loans, and other sources could have a substantial negative effect on the Company's liquidity. The Company's most important source of funds consists of deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, the Company would lose a relatively low-cost source of funds, increasing the Company's funding costs and reducing the Company's net interest income and net income.

Other primary sources of funds consist of cash flows from operations, investment maturities and sales of investment securities, and proceeds from the issuance and sale of the Company's equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank. The Company also may borrow funds from third-party lenders, such as other financial institutions. The Company's access to funding sources in amounts adequate to finance or capitalize the Company's activities, or on terms that are acceptable to the Company, could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact the Company's ability to originate loans, invest in securities, meet the Company's expenses, pay dividends to the Company's shareholders, or to fulfill obligations such as repaying the Company's borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on the Company's liquidity, business, financial condition and results of operations.

The Company must maintain adequate capital.

The Company faces significant capital and other regulatory requirements as a financial institution. The Company may need to raise additional capital in the future to provide the Company with sufficient capital resources and liquidity to meet the Company's commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. The Company faces significant capital and other regulatory requirements as a financial institution. The Company's ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on the Company's financial condition and performance. In the future, the Company may not be able to raise additional capital if needed or on terms acceptable to the Company. If the Company fails to maintain capital to meet regulatory requirements, the Company's financial condition, liquidity and results of operations would be materially and adversely affected.

The Federal Reserve may require the Company to commit capital resources to support the Bank.

The Federal Reserve, which examines the Company and the Bank, requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, the Company could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at times when the Company does not have the resources to provide it, and therefore the Company may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

Other Risks Affecting Our Business

Volatile market conditions and macro economic trends, including the impact of the COVID-19 pandemic, could adversely affect the Company.

The Company is operating in a dynamic and challenging economic environment, including uncertain global, national and local market conditions. In particular, Texas and Colorado based financial institutions are affected by volatility in the energy markets and the potential impact of that volatility on real estate and other markets. The Company is also subject to uncertain interest rate conditions. These volatile economic conditions could adversely affect borrowers and their businesses as well as the value of collateral (particularly real estate collateral) securing loans, which could adversely affect the Company's business, financial condition and results of operation.

Furthermore, the COVID-19 Pandemic has created increased market volatility and impacted the Company's business, financial condition and operations in a number of ways. While COVID-19 has not materially impacted the Company, there is no assurance regarding the future related to the continuing impact it may have on national, state, and local economies, which may result in credit and operating losses.

The Company operates in a competitive environment.

The Company conducts its operations almost exclusively in Texas and Colorado. Many of the Company's competitors offer the same, or a wider variety of, banking services within the Company's market areas. These competitors include banks with nationwide operations, regional banks and other community banks.

The Company also faces competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices, or otherwise solicit deposits, in the Company's market areas. Furthermore, many of the Company's larger competitors have substantially greater resources to invest in technological improvement, resulting in additional or superior product offerings not offered by the Company.

Also, the rise of "FinTech" and popular derivations arising from the "FinTech" boom, such as cryptocurrency, have created both competitive and operational challenges. The Company's ability to successfully compete will depend on a number of factors, including its ability to maintain long-term customer relationships and customer satisfaction with the Company's products and services, the scope, relevance and pricing of the products and services the Company offers, industry and general economic trends, and the Company's ability to invest in and effectively implement new technology, procedures and methodology that promote the security of financial transactions in a digital world. If the Company's operations are unable to keep pace with customers' evolving financial needs and demands, then the Company may be unable to continue to grow its loan and deposit portfolios, or may be required to increase the rates the Company pays on deposits or lower the rates it offers on loans, which could reduce the Company's profitability.

The Company is reliant on deposits as a significant source of funding.

The Company relies on customer deposits as a significant source of funding. Competition among U.S. banks for customer deposits is intense, and may increase the cost of deposits or prevent new deposits, and may otherwise negatively affect the Company's ability to grow its deposit base. The Company's deposit accounts may decrease in the future, and any such decrease could have an adverse impact on the Company's sources of funding, which impact could be material. Any changes the Company makes to the rates offered on its deposit products to remain competitive with other financial institutions may adversely affect the Company's profitability and liquidity. The demand for the deposit products the Company offers may also be reduced due to a variety of factors, such as digital banking technology, demographic patterns, changes in customer preferences, reductions in consumers' disposable income, regulatory actions that decrease customer access to particular products or the availability of competing products. In addition, a portion of the Company's deposits are brokered deposits and FDIC uninsured deposits. The levels of these types of deposits that the Company holds may be more volatile during changing economic conditions. As of December 31, 2022, approximately $528.9 million, or 3.5%, of the Company's deposits consisted of brokered deposits.

The Company may be adversely impacted by natural disasters, health pandemics, and other local and worldwide events beyond the Company's control.

Natural disasters, health pandemics, severe weather events, including those prominent in Texas and Colorado and those prominent in the geographic areas of vendors and business partners, together with worldwide hostilities, such as Russia's invasion of the Ukraine, terrorist attacks, and other external events could have a significant impact on the Company's ability to conduct business. These events could also affect the stability of the Company's deposit base, borrowers' ability to repay loans, impair collateral, result in a loss of revenue or an increase in expenses. Although the Company has established disaster recovery and business continuity procedures and plans, the occurrence of any such event may adversely affect the Company's business, which in turn could have a material adverse effect on the Company's financial condition and results of operations.

Hurricanes, tornadoes, wildfires, earthquakes and other natural disasters and severe weather events have caused, and in the future may cause, widespread property damage and significantly and negatively affect the local economies in which the Company operates. The effect of catastrophic weather events if they were to occur, could have a materially adverse impact on the Company's financial condition, results of operations and business, as well as potentially increase the Company's exposure to credit losses and liquidity risks.

The Company is subject to growing risk from changing environmental conditions.

The Company is subject to growing risk from changing environmental conditions. Among the risks associated with "climate change" are more frequent severe weather events. As discussed in the previous factors, severe weather events subject the Company to significant risks and more frequent severe weather events magnify those risks. Governmental policy actions to address climate change, such as efforts to reduce reliance on fossil fuels and green energy initiatives, could have a significant impact on the Texas and Colorado economies, in particular. While the Texas and Colorado economies are more diversified than in the past and energy companies are working to adapt to climate change initiatives, the oil and gas industry has had, and continues to have, a significant impact on the overall Texas and Colorado economies. Further, banking regulators are beginning to consider the risk presented by climate change on the financial system and may pass new regulations, such as climate related stress testing, to address this risk. The potential losses and costs associated with climate change related risks could have a material adverse effect upon the Company's business, financial condition and results of operation.

In addition, given that a significant portion of the Company's loan portfolio is secured by real property, the Company has sensitivity to other environmental risks. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and may materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's financial condition and results of operations.

Reputational risk is heightened by emerging environmental, social and governance concerns.

While reputational risk has always been inherent in the financial services sector, the emergence of the concept of environmental, social and governance (ESG) initiatives has heightened reputational risk for many industries, and particularly for publicly traded entities, like the Company. Pressure to conform operations and practices around ESG factors could have pervasive impact on the Company's lending practices, branching strategy, product and service offerings, corporate governance, mergers and acquisition strategy, and disclosures. The lack of formalized requirements framing how entities should implement ESG and to what degree creates uncertainty that could have materially adverse effects on the Company's business, financial condition and operations.

Monetary policies and regulations of the Federal Reserve could adversely affect the Company's business, financial condition and results of operations.

In addition to being affected by general economic conditions, the Company's earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The Company cannot predict the effects of such policies upon the Company's business, financial condition and results of operations.

RISKS RELATED TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK

The Company's stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Company's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- actual or anticipated variations in quarterly results of operations;
- recommendations by securities analysts;
- operating and stock price performance of other companies that investors deem comparable to the Company;
- new reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding the Company and/or its competitors;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations involving the Company or its competitors;
- the public float and trading volumes for the Company's common stock;
- changes in government regulations, including tax laws; and
- volatility in economic conditions, including changes in interest rates, significant local or global events, disruption in energy markets and changes in the global economy.

In addition, although the Company's common stock is listed for trading on the Nasdaq Global Select Market, the trading volume of the Company's common stock is less than that of other, larger financial institutions. Given the lower trading volume, significant sales of Company common stock, or the expectation of such sales, could cause the stock price to fall.

The Company is dependent upon the Bank for cash flow, and the Bank's ability to make cash distributions is restricted.

The Company's primary tangible asset is the Bank. As such, the Company depends upon the Bank for cash distributions (through dividends on the Bank's stock) that the Company uses to pay the Company's operating expenses, satisfy the Company's obligations (including the Company's senior indebtedness, subordinated debentures, and junior subordinated indebtedness issued in connection with trust preferred securities), and to pay dividends on the Company's common stock. There are numerous laws and banking regulations that limit the Bank's ability to pay dividends to the Company. If the Bank is unable to pay dividends to the Company, the Company will not be able to satisfy the Company's obligations or pay dividends on the Company's common stock. Federal and state statutes and regulations restrict the Bank's ability to make cash distributions to the Company. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, state and federal banking authorities have the ability to restrict the payment of dividends by supervisory action.

The Company's dividend policy may change without notice, and the Company's future ability to pay dividends is subject to restrictions.

The Company may change its dividend policy at any time without notice to the Company's shareholders. Holders of the Company's common stock are entitled to receive only such dividends as the Company's board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon the Company's earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by its board of directors. Furthermore, consistent with the Company's strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, the Company has made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to the Company's common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization's overall asset quality, level of current and prospective earnings and level, composition and quality of capital. The guidance provides that the Company inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to the Company's capital structure, including interest on senior debt, subordinated debt and the subordinated debentures underlying the Company's trust preferred securities. If required payments on the Company's outstanding senior debt, subordinated debt and junior subordinated debentures, held by its unconsolidated subsidiary trusts, are not made or are suspended, the Company would be prohibited from paying dividends on its common stock.

The Company's largest shareholder and board of directors have historically, and currently, exert a controlling influence on the Company.

Collectively, as of February 17, 2023, Messrs. Vincent Viola and David Brooks owned 11.5% of the Company's outstanding common stock on a fully diluted basis. Vincent Viola, the largest shareholder of the Company, currently owns 9.9% of the Company's outstanding common stock, and David Brooks, the Company's Chairman of the Board and Chief Executive Officer, currently owns 1.6% of the Company's common stock, each calculated on a fully diluted basis. Further, as of the date hereof, the Company's other directors and executive officers currently own collectively approximately 1.7% of the Company's outstanding common stock. These individuals have historically, and currently, exert controlling influence in the Company's management and policies.

In addition, Michael Viola, a director of the Company, is the son of Vincent Viola. Further, David Brooks, the Company's Chairman and Chief Executive Officer, has a 36 year history of ownership and operation of the Bank with Vincent Viola; and he has a joint investment with Mr. Viola outside of the Company. Given these close relationships, even though he does not serve on the Company's board, Mr. Viola has and will continue to have an influence over the direction and operation of the Company.

The Company's corporate organizational documents and the provisions of Texas law make more difficult or prevent an attempted acquisition of the Company that you may favor.

The Company's certificate of formation and bylaws contain various provisions that could have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change in control of the Company. These provisions include the following:

- staggered terms for directors;
- a provision that directors cannot be removed except for cause;
- a provision that any special meeting of the Company's shareholders may be called only by a majority of the Company's board of directors, the Chairman or a holder or group of holders of at least 20% of the Company's shares entitled to vote at such special meeting; and
- a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered only at an annual or special meeting of shareholders.

The Company's certificate of formation provides for noncumulative voting for directors and authorizes the board of directors to issue shares of its preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of the Company's preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company. In addition, certain provisions of Texas law, including a requirement that two-thirds of the shares outstanding must approve major corporate actions, such as an amendment to the Company's certificate of formation or the approval of a merger, and a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the Company. Also, the Company's certificate of formation prohibits shareholder action by written consent.

Other debt and equity instruments have priority over the Company's common stock.

In the event of any winding up and termination of the Company, the Company common stock would rank below all claims of the holders of the Company's debt and any preferred stock then outstanding. The Company has a senior, revolving credit facility under which the Company may borrow up to $100 million. As of December 31, 2022, the Company had no draws upon this credit facility and has no borrowings as of February 21, 2023. Further, as of December 31, 2022, the Company had outstanding

- $270 million of aggregate principal amount of subordinated indebtedness; and
- $57.3 million of subordinated debentures issued in connection with trust preferred securities

Upon the winding up and termination of the Company, holders of the Company's common stock will not be entitled to receive any payment or other distribution of assets until after all of the Company's obligations to the Company's debt holders have been satisfied and holders of the Company's senior debt, subordinated debt, and junior subordinated debentures issued in connection with trust preferred securities have received any payments and other distributions due to them. In addition, the Company is required to pay interest on the Company's senior debt, subordinated debt and subordinated debentures and junior subordinated debentures issued in connection with the Company's trust preferred securities before the Company pays any dividends on the Company's common stock. Furthermore, the Company's board of directors may also, in its sole discretion, designate and issue one or more series of preferred stock from the Company's authorized and unissued preferred stock, which may have preferences with respect to common stock in dissolution, dividends, liquidation or otherwise.

An investment in the Company's common stock is not an insured deposit.

An investment in the Company's common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in the Company's common stock is inherently risky for the reasons described in this report and shareholders who acquire the Company's common stock could lose some or all of their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owns its corporate headquarters, located at 7777 Henneman Way, McKinney, Texas 75070, which serves as the Bank's home office. The headquarters campus consists of an approximately 165,000 square foot, six story corporate office building along with the second phase of the corporate headquarters, which includes an approximately 198,000 square foot, six story facility that serves as the Company's operation center. Construction on phase two was completed in 2022 resulting in a state-of-the-art combined corporate campus that will support the Company's continued growth.

As of December 31, 2022, the Company had 93 full-service branches. The Company believes that its facilities are in good condition and are adequate to meet the Company's operating needs for the foreseeable future. At December 31, 2022, the Company owns 72 of the branches, and leases the remaining facilities. Our branches are located in the Dallas/North Texas area, including McKinney, Dallas, Fort Worth, and Sherman/Denison, the Austin/Central Texas area, including Austin and Waco, the Houston Texas metropolitan area and along the Colorado Front Range area, including Denver, Colorado Springs and Fort Collins.

For more information about premises and equipment and lease commitments, see Note 6. Premises and Equipment, Net, and Note 12. Leases, respectively, to the Company's audited consolidated financial statements included elsewhere in this report.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, the Company and the Bank are named as defendants in various lawsuits. Management of the Company and the Bank, following consultation with legal counsel, do not expect the ultimate disposition of any, or a combination, of these matters to have a material adverse effect on the business of the Company or the Bank. A legal proceeding that the Company believes could become material is described below.

The Bank is a party to a legal proceeding inherited in connection with the Company's acquisition of BOH Holdings, Inc. and its subsidiary, Bank of Houston, or BOH, that was completed on April 15, 2014. Several entities related to R.A. Stanford, or the Stanford Entities, including Stanford International Bank, Ltd., or SIBL, had deposit accounts at BOH. Certain individuals who had purchased certificates of deposit from SIBL filed a class action lawsuit against several banks, including BOH, on August 23, 2009 in Texas state court, alleging, among other things, that the plaintiffs were victims of fraud by SIBL and other Stanford Entities and seeks to recover damages and alleged fraudulent transfers by the defendant banks.

The plaintiffs seek recovery from the Bank and other defendants for their losses. On May 1, 2015, the plaintiffs filed a motion requesting permission to file a Second Amended Class Action Complaint in this case, which motion was subsequently granted. The Second Amended Class Action Complaint presents previously unasserted claims, including aiding and abetting or participation in a fraudulent scheme based upon the large amount of deposits that the Stanford Entities held at BOH and the alleged knowledge of certain BOH officers. The case was then inactive due to a Court-ordered discovery stay issued March 2, 2015 pending the Court's ruling on plaintiff's motion for class certificate and designation of class representatives and counsel. On November 7, 2017, the Court issued an order denying the plaintiff's motion. In addition, the Court lifted the previously ordered discovery stay. On January 11, 2018, the Court entered a scheduling order providing that the case be ready for trial on January 27, 2020. Due to agreed upon extensions of discovery on July 25, 2019, the Court amended the scheduling order to provide that the case be ready for trial on January 11, 2021. In light of additional agreed upon extensions of discovery deadlines, the Court entered a new scheduling order on March 9, 2020, which provided that the case be ready for trial March 15, 2021. In light of delays in discovery associated with the COVID-19 pandemic, the parties agreed to amend the scheduling order with new ready for trial date of May 6, 2021. The Defendants filed a motion to remand the case. The Bank also filed its motion for summary judgment on February 12, 2021. On the same day, the Bank also joined in on an omnibus motion for summary judgment based on procedural issues common to all Defendants. On March 19, 2021, the Plaintiffs filed a notice of abandonment of five of the seven causes of action against the Bank. On March 11, 2021, the Defendants filed a motion to amend the scheduling order, which was granted, effectively vacating the May 6, 2021 trial date. On January 20, 2022 the Court issued an opinion and order denying the motion for summary judgment by the Bank and the other defendants. On the same date, the Court issued a suggestion of remand of the case to the Southern District of Texas. As of March 11, 2022, the case has been officially remanded to the Southern District of Texas. On January 2-3, 2023, the Bank attended court-ordered mediation which did not result in resolution. A trial date has been set for February 27, 2023. The Company has experienced an increase in legal fees associated with the defense of this claim and expects to continue to incur significant legal fees in connection with this matter for the foreseeable future.

The Bank notified its insurance carriers of the claims made in the Second Amended Complaint. The insurance carriers have initially indicated that the claims are not covered by the policies or that a "loss" has not yet occurred. The Bank pursued insurance coverage as well as reimbursement of defense costs through the initiation of litigation and other means. On November 6, 2018, the Company settled claims under its Financial Institutions Select Policy pursuant to which the Company received payment of an amount which is not material to the operations of the Company. The Company did not settle any claims under its Financial Institution Bond Policy.

The Bank believes that the claims are without merit and is vigorously defending the lawsuit. This is complex litigation involving a number of procedural matters and issues. As such, we are unable to predict when this matter may be resolved and, given the uncertainty of litigation, the ultimate outcome of, or the range of potential costs or damages arising from, this case.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

Since January 2, 2014, the Company's common stock has traded on the Nasdaq Global Select Market under the symbol "IBTX." Quotations of the sales volume and the closing sales prices of the common stock of the Company are listed daily in the Nasdaq Global Select Market's listings. As of February 17, 2023, there were 440 holders of record for the Company's common stock.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2022, regarding the Company's equity compensation plans under which the Company's equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	N/A	1,459,078 [1]
Equity compensation plans not approved by security holders	—	N/A	—

_____

(1)   Constitutes shares of the Company's common stock issuable under the 2022 Equity Incentive Plan. See Note 19. Stock Awards for more information on types of allowable awards under the Plan.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Stock Repurchase Program: From time to time, the Company's board of directors has authorized stock repurchase programs which allows the Company to purchase its common stock in the open market or in privately negotiated transactions. In general, the share repurchase program allows the Company to proactively manage its capital position and return excess capital to shareholders. In December 2021, the Company's Board authorized the 2022 Stock Repurchase Plan, which provided for the repurchase of up to $160.0 million of common stock through December 31, 2022. Under this program, the Company repurchased 1,651,236 shares at a total cost of $116.0 million through December 31, 2022. Under a prior stock repurchase program, the Company repurchased 419,098 shares of Company stock at a total cost of $29.2 million during 2021 and 109,548 shares of Company stock at a total cost of $5.7 million during 2020.

In January 2023, the Company's Board approved the 2023 Stock Repurchase Plan, which provides for the repurchase of common stock up to $125.0 million through December 31, 2023. Through February 17, 2023, no shares have been repurchased under the 2023 Plan.

The following table summarizes the Corporation's repurchase activity during the year ended December 31, 2022.

	Total Number of Shares Purchased [1]		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Repurchase Plan		Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan (thousands)
Total first quarter 2022	37,575	$	74.20		11,444	$	159,187
Total second quarter 2022	1,642,136	$	70.20		1,639,792	$	44,083
Total third quarter 2022	15,311	$	68.62		—	$	44,083
October 2022	5,585	$	61.44		—	$	44,083
November 2022	3,015		64.54		—		44,083
December 2022	702		63.99		—		—
Total fourth quarter 2022	9,302	$	62.64		—	$	—
Total 2022 year-to-date	1,704,324	$	70.23		1,651,236	$	—

_____

(1) Includes 53,088 shares purchased to settle employee tax withholding related to vesting of restricted stock awards. These transactions are not considered part of the Corporation's repurchase program.

Performance Graph

The following Performance Graph compares the cumulative total shareholder return on the Company's common stock for the period December 31, 2017 through December 31, 2022, with the cumulative total return of the Russell 2000 Index and the KBW Nasdaq Bank Index for the same period. Dividend reinvestment has been assumed. The Performance Graph assumes $100 invested on December 31, 2017, in the Company's common stock, the Russell 2000 Index and KBW Nasdaq Bank Index. The historical stock price performance for the Company's common stock shown on the graph below is not necessarily indicative of future stock performance.


Comparison of Cumulative Total Return

Among Independent Bank Group, Inc., the Russell 2000 Index and the KBW Nasdaq Bank Index




	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Independent Bank Group, Inc.	100.00	68.26	84.21	97.36	114.42	97.37
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
KBW Nasdaq Bank Index	100.00	82.29	112.01	100.46	138.97	109.23

(Source: S&P Capital IQ)

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. Certain risks, uncertainties and other factors, including those set forth under "Risk Factors" in Part I. Item 1A, and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis.

Cautionary Note Regarding Forward Looking Statements

This Annual Report on Form 10-K, our other filings with the SEC, and other press releases, documents, reports and announcements that we make, issue or publish may contain statements that we believe are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and other related federal security laws. These forward-looking statements include information about our possible or assumed future results of operations, including our future revenues, income, expenses, provision for taxes, effective tax rate, earnings per share and cash flows, our future capital expenditures and dividends, our future financial condition and changes therein, including changes in our loan portfolio and allowance for credit losses, our future capital structure or changes therein, the plan and objectives of management for future operations, our future or proposed acquisitions, the future or expected effect of acquisitions on our operations, results of operations and financial condition, our future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as "aim," "anticipate," "estimate," "expect," "goal," "guidance," "intend," "is anticipated," "is estimated," "is expected," "is intended," "objective," "plan," "projected," "projection," "will affect," "will be," "will continue," "will decrease," "will grow," "will impact," "will increase," "will incur," "will reduce," "will remain," "will result," "would be," variations of such words or phrases (including where the word "could," "may" or "would" is used rather than the word "will" in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that we make are based on the Company's current expectations and assumptions regarding its business, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. The Company's actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Many possible events or factors could affect our future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

- our ability to sustain our current internal growth rate and total growth rate;
- changes in geopolitical, business and economic events, occurrences and conditions, including changes in rates of inflation or deflation, nationally, regionally and in our target markets, particularly in Texas and Colorado;
- worsening business and economic conditions nationally, regionally and in our target markets, particularly in Texas and Colorado, and the geographic areas in those states in which we operate;
- our dependence on our management team and our ability to attract, motivate and retain qualified personnel;
- the concentration of our business within our geographic areas of operation in Texas and Colorado;
- changes in asset quality, including increases in default rates on loans and higher levels of nonperforming loans and loan charge-offs generally;
- concentration of the loan portfolio of the Bank, before and after the completion of acquisitions of financial institutions, in commercial and residential real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;
- the ability of the Bank to make loans with acceptable net interest margins and levels of risk of repayment and to otherwise invest in assets at acceptable yields and that present acceptable investment risks;
- inaccuracy of the assumptions and estimates that the managements of our Company and the financial institutions that we acquire make in establishing reserves for credit losses and other estimates generally;
- lack of liquidity, including as a result of a reduction in the amount of sources of liquidity we currently have;

- material increases or decreases in the amount of deposits held by the Bank or other financial institutions that we acquire and the cost of those deposits;
- our access to the debt and equity markets and the overall cost of funding our operations;
- regulatory requirements to maintain minimum capital levels or maintenance of capital at levels sufficient to support our anticipated growth;
- changes in market interest rates that affect the pricing of the loans and deposits of each of the Bank and the financial institutions that we acquire and that affect the net interest income, other future cash flows, or the market value of the assets of each of the Bank and the financial institutions that we acquire, including investment securities;
- fluctuations in the market value and liquidity of the securities we hold for sale, including as a result of changes in market interest rates;
- effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;
- the effects of infectious disease outbreaks, including the ongoing COVID-19 pandemic and the significant impact that the COVID-19 pandemic and associated efforts to limit its spread have had and may continue to have on economic conditions and the Company's business, employees, customers, asset quality and financial performance;
- changes in economic and market conditions that affect the amount and value of the assets of the Bank and of financial institutions that we acquire;
- the institution and outcome of, and costs associated with, litigation and other legal proceedings against one or more of the Company, the Bank and financial institutions that we acquire or to which any of such entities is subject;
- the occurrence of market conditions adversely affecting the financial industry generally;
- the impact of recent and future legislative regulatory changes, including changes in banking, securities, and tax laws and regulations and their application by the Company's regulators, and changes in federal government policies, as well as regulatory requirements applicable to, and resulting from regulatory supervision of, the Company and the Bank as a financial institution with total assets greater than $10 billion;
- changes in accounting policies, practices, principles and guidelines, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board, as the case may be;
- governmental monetary and fiscal policies;
- changes in the scope and cost of FDIC insurance and other coverage;
- the effects of war or other conflicts, including, but not limited to, the current conflict between Russia and the Ukraine, acts of terrorism (including cyber attacks) or other catastrophic events, including natural disasters such as storms, droughts, tornadoes, hurricanes and flooding, that may affect general economic conditions;
- our actual cost savings resulting from previous or future acquisitions are less than expected, we are unable to realize those cost savings as soon as expected, or we incur additional or unexpected costs;
- our revenues after previous or future acquisitions are less than expected;
- the liquidity of, and changes in the amounts and sources of liquidity available to us, before and after the acquisition of any financial institutions that we acquire;
- deposit attrition, operating costs, customer loss and business disruption before and after our completed acquisitions, including, without limitation, difficulties in maintaining relationships with employees, may be greater than we expected;
- the effects of the combination of the operations of financial institutions that we have acquired in the recent past or may acquire in the future with our operations and the operations of the Bank, the effects of the integration of such operations being unsuccessful, and the effects of such integration being more difficult, time consuming, or costly than expected or not yielding the cost savings we expect;
- the impact of investments that the Company may have made or may make and the changes in the value of those investments;
- the quality of the assets of financial institutions and companies that we have acquired in the recent past or may acquire in the future being different than we determined or determine in our due diligence investigation in connection with the acquisition of such financial institutions and any inadequacy of credit loss reserves relating to, and exposure to unrecoverable losses on, loans acquired;
- our ability to continue to identify acquisition targets and successfully acquire desirable financial institutions to sustain our growth, to expand our presence in our markets and to enter new markets;
- changes in general business and economic conditions in the markets in which we currently operate and may operate in the future;
- changes occur in business conditions and inflation generally;
- an increase in the rate of personal or commercial customers' bankruptcies generally;
- technology-related changes are harder to make or are more expensive than expected;

- physical or cyber attacks on the security of, and breaches of, the Company's digital information systems, the costs we or the Bank incur to provide security against such attacks and any costs and liability the Company or the Bank incurs in connection with any breach of those systems;
- the potential impact of technology and "FinTech" entities on the banking industry generally;
- the potential impact of climate change and related government regulation on the Company and its customers;
- other economic, competitive, governmental, regulatory, technological and geopolitical factors affecting the Company's operations, pricing and services; and
- the other factors that are described or referenced in Part I, Item 1A, of the Annual Report on Form 10-K under the caption "Risk Factors".

We urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by us. As a result of these and other matters, including changes in facts and assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this 10-K or made by us in any report, filing, document, or information incorporated by reference in this 10-K speaks only as of the date on which it is made. The Company undertakes no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

A forward looking-statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes that these assumptions or bases have been chosen in good faith and that they are reasonable. However, the Company cautions you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, the Company cautions you not to place undue reliance on the forward-looking statements contained in this 10-K or incorporated by reference herein.

Overview

The Company was organized as a bank holding company in 2002 and, since that time, has pursued a strategy to create long-term shareholder value through organic growth of our community banking franchise in our market areas and through selective acquisitions of complementary banking institutions with operations in the Company's market areas or in new market areas. On April 8, 2013, the Company consummated the initial public offering, or IPO, of its common stock which is traded on the Nasdaq Global Select Market.

The Company's principal business is lending to and accepting deposits from businesses, professionals and individuals. The Company conducts all of the Company's banking operations through its principal bank subsidiary. The Company derives its income principally from interest earned on loans and, to a lesser extent, income from securities available for sale and securities held to maturity. The Company also derives income from non-interest sources, such as fees received in connection with various deposit services, mortgage banking operations and investment advisory services. From time to time, the Company also realizes gains or losses on the sale of assets. The Company's principal expenses include interest expense on interest-bearing customer deposits, advances from the Federal Home Loan Bank of Dallas (FHLB) and other borrowings, operating expenses such as salaries and employee benefits, occupancy costs, communication and technology costs, expenses associated with other real estate owned, other administrative expenses, amortization of intangibles, acquisition expenses, provisions for credit losses and the Company's assessment for FDIC deposit insurance.

The Company intends for this discussion and analysis to provide the reader with information that will assist in understanding the Company's financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. This discussion relates to the Company and its consolidated subsidiaries and should be read in conjunction with the Company's consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, and the accompanying notes, appearing elsewhere in this Annual Report on Form 10-K. The Company's fiscal year ends on December 31. The following discussion and analysis presents the more significant factors that affected our financial condition as of December 31, 2022 and 2021 and results of operations for each of the years then ended. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2021 Annual Report on Form 10-K, filed with the SEC on February 25, 2022 for discussion of our results of operations for the years ended December 31, 2021 and 2020.

Discussion and Analysis of Results of Operations

Selected income statement data and key performance metrics are summarized in the table below:

(dollars in thousands except per share data)		As of and for the Years Ended December 31,				
		2022		**2021**		**2020**
Selected Income Statement Data						
Net interest income	$	558,208	$	520,322	$	516,446
Provision for credit losses		4,490		(9,000)		42,993
Noninterest income		51,466		66,517		85,063
Noninterest expense		358,889		313,606		306,134
Income tax expense		50,004		57,483		51,173
Net income available to common shareholders		196,291		224,750		201,209
Per Share Data (Common Stock)						
Earnings per common share:						
Basic	$	4.71	$	5.22	$	4.67
Diluted		4.70		5.21		4.67
Dividends		1.52		1.32		1.05
Selected Performance Metrics						
Return on average assets		1.09 %		1.21 %		1.23 %
Return on average equity		8.04		8.86		8.26
Net interest margin		3.46		3.10		3.55
Efficiency ratio		56.82		51.30		48.79
Dividend payout ratio		32.27		25.29		22.48

The following discussion and analysis of the Company's results of operations compares its results of operations for the years ended December 31, 2022 and 2021.

The Company's net income available to common shareholders decreased by $28.5 million, or 12.7%, to $196.3 million ($4.70 per common share on a diluted basis) for the year ended December 31, 2022, from $224.8 million ($5.21 per common share on a diluted basis) for the year ended December 31, 2021. The decrease in net income for 2022 over 2021 was primarily due to the $45.3 million increase in noninterest expense as well as the $15.1 million decrease in noninterest income, offset by a $24.4 million increase in net interest income after provision for loan losses and a decrease of $7.5 million in income tax expense. Net interest income after provision from loan losses was higher in the current year mainly due to the year-over-year loan growth as well as increased rates on interest earning assets due to Fed Funds rate increases offset by increased funding costs on deposit accounts in addition to lower acquired loan accretion and PPP income for the year over year period. The Company posted returns on average common equity of 8.04% and 8.86%, returns on average assets of 1.09% and 1.21%, and efficiency ratios of 56.82% and 51.30% for the years ended December 31, 2022 and 2021, respectively. The efficiency ratio is calculated by dividing total noninterest expense (which does not include the provision for credit losses and the amortization of core deposits intangibles) by net interest income plus noninterest income. The Company's dividend payout ratio was 32.27% and 25.29% for the years ended December 31, 2022 and 2021, respectively, due to both the increase in dividends paid from $1.32 per share in 2021 to $1.52 per share in 2022 and also the decrease in basic earnings per share from $5.22 per share in 2021 to $4.71 per share in 2022

Details of the changes in the various components of net income are detailed below.

Net Interest Income

The Company's net interest income is its interest income, net of interest expenses. Changes in the balances of the Company's interest-earning assets and its interest-bearing liabilities, as well as changes in the market interest rates, affect the Company's net interest income. The difference between the Company's average yield on earning assets and its average rate paid for interest-bearing liabilities is its net interest spread. Noninterest-bearing sources of funds, such as demand deposits and stockholders' equity, also support the Company's earning assets. The impact of the noninterest-bearing sources of funds is reflected in the Company's net interest margin, which is calculated as annualized net interest income divided by average earning assets.

The Company earned net interest income of $558.2 million for the year ended December 31, 2022, an increase of $37.9 million, or 7.3%, from $520.3 million for the year ended December 31, 2021. The increase was primarily driven by increased average loan balances of $647.0 million and securities of $484.1 million as well as increased rates on interest earning assets due to Fed Fund rate increases offset by higher funding costs and lower acquired loan accretion and PPP income. The year ended December 31, 2022 includes $9.1 million of acquired loan accretion compared to $21.2 million for the year ended December 31, 2021. PPP income also decreased to $2.4 million in 2022 compared to $17.9 million in 2021. The Company's net interest margin for 2022 increased to 3.46% from 3.10% in 2021, and the Company's interest rate spread for 2022 increased to 3.13% from the 2.92% interest rate spread for 2021. The average balance of interest-earning assets for 2022 decreased by $641.3 million, or 3.8%, to $16.1 billion from an average balance of $16.8 billion for 2021. The decrease from the prior year was primarily related to decreased average interest-bearing deposits with correspondent banks, which decreased approximately $1.8 billion, offset by the increases in average loans and securities balances mentioned above. Average interest-bearing liabilities decreased $806.8 million, or 7.2% primarily due to decreased average deposits and FHLB advances. The Company's net interest margin for the year ended December 31, 2022 was positively impacted by a 58 basis point increase in the weighted-average yield on interest-earning assets to 4.06% for the year ended December 31, 2022, from 3.48% for the year ended December 31, 2021. The increase from the prior year is due primarily to overall higher yields on all interest-earning assets due to the increasing rate environment as well as higher earnings on loans due to organic growth for the year over year period, offset by increased funding costs on deposit products and lower acquired loan accretion and PPP income. The change also reflects a shift in the asset mix during the year to higher yielding assets due to loan growth from lower yielding interest bearing deposit balances. The cost of interest bearing liabilities, including borrowings, was 0.93% for the year ended December 31, 2022 compared to 0.56% for the year ended December 31, 2021. The increase from the prior year is primarily due to higher funding costs on deposit products and FHLB advances due to rate increases during 2022.

Average Balance Sheet Amounts, Interest Earned and Yield Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2022, 2021 and 2020. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

| | **For the Years Ended December 31,** | | | | | | | | |
| | **2022** | | | **2021** | | | **2020** | | |
(dollars in thousands)	**Average Outstanding Balance**	**Interest**	**Yield/ Rate**	**Average Outstanding Balance**	**Interest**	**Yield/ Rate**	**Average Outstanding Balance**	**Interest**	**Yield/ Rate**
Interest-earning assets:									
Loans [1]	$ 13,148,633	$ 602,210	4.58 %	$ 12,501,641	$ 547,931	4.38 %	$ 12,329,965	$ 579,085	4.70 %
Taxable securities	1,617,454	32,944	2.04	1,204,153	22,754	1.89	749,273	19,150	2.56
Nontaxable securities	429,057	10,360	2.41	358,261	8,344	2.33	344,609	8,472	2.46
Interest bearing deposits and other	921,391	9,503	1.03	2,693,812	4,533	0.17	1,141,164	4,799	0.42
Total interest-earning assets	16,116,535	$ 655,017	4.06	16,757,867	$ 583,562	3.48	14,565,011	$ 611,506	4.20
Noninterest-earning assets	1,892,555			1,800,301			1,792,725		
Total assets	$ 18,009,090			$ 18,558,168			$ 16,357,736		
Interest-bearing liabilities:									
Checking accounts	$ 6,002,530	$ 45,405	0.76 %	$ 5,967,655	$ 22,615	0.38 %	$ 4,577,137	$ 28,244	0.62 %
Savings accounts	787,937	387	0.05	711,401	1,034	0.15	607,996	1,067	0.18
Money market accounts	2,130,908	21,562	1.01	2,584,386	13,580	0.53	2,368,980	21,089	0.89
Certificates of deposit	1,027,561	10,274	1.00	1,269,736	6,970	0.55	1,645,014	25,866	1.57
Total deposits	9,948,936	77,628	0.78	10,533,178	44,199	0.42	9,199,127	76,266	0.83
FHLB advances	150,890	2,017	1.34	362,192	2,038	0.56	613,251	4,170	0.68
Other borrowings - short-term	15,918	593	3.73	6,278	118	1.88	8,862	161	1.82
Other borrowings - long-term	266,746	13,858	5.20	287,860	15,129	5.26	215,627	12,301	5.70
Junior subordinated debentures	54,328	2,713	4.99	54,130	1,756	3.24	53,931	2,162	4.01
Total interest-bearing liabilities	10,436,818	96,809	0.93	11,243,638	63,240	0.56	10,090,798	95,060	0.94
Noninterest-bearing checking accounts	5,018,631			4,675,667			3,736,230		
Noninterest-bearing liabilities	111,326			102,205			95,234		
Stockholders' equity	2,442,315			2,536,658			2,435,474		
Total liabilities and equity	$ 18,009,090			$ 18,558,168			$ 16,357,736		
Net interest income		$ 558,208			$ 520,322			$ 516,446	
Interest rate spread			3.13 %			2.92 %			3.26 %
Net interest margin [2]			3.46			3.10			3.55
Net interest income and margin (tax equivalent basis) [3]		$ 562,633	3.49		$ 524,260	3.13		$ 520,274	3.57
Average interest earning assets to interest bearing liabilities			154.42			149.04			144.34

(1) Average loan balances include nonaccrual loans.

(2) Net interest margins for the periods presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the period.

(3) A tax-equivalent adjustment has been computed using a federal income tax rate of 21%.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on the Company's interest-earning assets and the interest incurred on the Company's interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year's volume. For purpose of the following table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amount of change in each.

| | For the Year Ended December 31, 2022 v. 2021 | | | | For the Year Ended December 31, 2021 v. 2020 | | | |
| | Increase (Decrease) Due to | | Total Increase | | Increase (Decrease) Due to | | Total Increase | |
(dollars in thousands)	Volume	Rate	(Decrease)		Volume	Rate	(Decrease)	
Interest-earning assets								
Loans	$ 28,836	$ 25,443	$ 54,279		$ 8,109	$ (39,263)	$ (31,154)	
Taxable securities	8,276	1,914	10,190		9,534	(5,930)	3,604	
Nontaxable securities	1,717	299	2,016		329	(457)	(128)	
Interest bearing deposits and other	(4,760)	9,730	4,970		3,784	(4,050)	(266)	
Total interest-earning assets	$ 34,069	$ 37,386	$ 71,455		$ 21,756	$ (49,700)	$ (27,944)	
Interest-bearing liabilities								
Checking accounts	$ 133	$ 22,657	$ 22,790		$ 7,185	$ (12,814)	$ (5,629)	
Savings accounts	108	(755)	(647)		167	(200)	(33)	
Money market accounts	(2,731)	10,713	7,982		1,752	(9,261)	(7,509)	
Certificates of deposit	(1,536)	4,840	3,304		(4,911)	(13,985)	(18,896)	
Total deposits	(4,026)	37,455	33,429		4,193	(36,260)	(32,067)	
FHLB advances	(1,674)	1,653	(21)		(1,490)	(642)	(2,132)	
Other borrowings - short-term	289	186	475		(48)	5	(43)	
Other borrowings - long-term	(1,100)	(171)	(1,271)		3,841	(1,013)	2,828	
Junior subordinated debentures	6	951	957		8	(414)	(406)	
Total interest-bearing liabilities	(6,505)	40,074	33,569		6,504	(38,324)	(31,820)	
Net interest income	$ 40,574	$ (2,688)	$ 37,886		$ 15,252	$ (11,376)	$ 3,876	

Provision for Credit Losses

The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost. Provision for credit losses is determined by management as the amount to be added to the allowance for credit loss accounts for various types of financial instruments including loans, held to maturity debt securities and off-balance sheet credit exposure, after net charge-offs have been deducted, to bring the allowance to a level deemed appropriate by management to absorb expected credit losses over the lives of the respective financial instruments. Management actively monitors the Company's asset quality and provides appropriate provisions based on such factors as historical loss experience, current conditions and reasonable and supportable forecasts.

Financial instruments are charged-off against the allowance for credit losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the provision for credit losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the determination.

The following table presents the components of provision for credit losses:

	For the Years Ended December 31,		
	2022	2021	2020
Provision for credit losses related to:			
Loans	$ 5,268	$ (12,609)	$ 42,993
Held to maturity securities	—	—	—
Off-balance sheet credit exposures	(778)	3,609	—
Total provision for credit losses	$ 4,490	$ (9,000)	$ 42,993

The Company recorded a provision for credit losses on loans totaling $5.3 million during the year ended December 31, 2022. This is an increase of $17.9 million, or 141.8% compared to the $12.6 million negative provision for credit losses on loans recorded in 2021. Provision expense for loans is generally reflective of organic loan growth as well as charge-offs or specific credit allocations taken during the respective period. Provision expense is also impacted by the economic outlook and changes in macroeconomic variables. The provision recorded for the year ended December 31, 2022 was primarily related to loan growth during the year, while the prior year provision was negative primarily related to changes in the economic outlook specifically related to the COVID pandemic.

As discussed in Note 4. Securities, the Company reclassified a portion of its available for sale state and municipal portfolio to held to maturity during first quarter 2022 to limit future volatility due to expected increases in interest rates. The majority of securities in the held to maturity portfolio are guaranteed or insured. Therefore, there was no provision for credit losses on held to maturity securities recorded during 2022.

The Company recorded $778 thousand in negative provision for off-balance sheet credit exposures for the year ended December 31, 2022, compared to $3.6 million provision expense for the same period in 2021. Changes in the allowance for unfunded commitments are generally driven by the remaining unfunded amount and the expected utilization rate of a given loan segment. The decrease from prior period is due to lower expected remaining utilization on the single family construction and commercial loan portfolios.

Noninterest Income

The following table sets forth the major components of noninterest income for the years ended December 31, 2022, 2021 and 2020 and the period-over-period variations in such categories of noninterest income:

(dollars in thousands)	For the Years Ended December 31,			Variance		Variance	
	2022	2021	2020	2022 v. 2021		2021 v. 2020	
Noninterest income:							
Service charges on deposit accounts	$ 12,204	$ 9,842	$ 9,303	$ 2,362	24.0 %	$ 539	5.8 %
Investment management fees	9,146	8,586	7,546	560	6.5	1,040	13.8
Mortgage banking revenue	8,938	23,157	36,491	(14,219)	(61.4)	(13,334)	(36.5)
Mortgage warehouse purchase program fees	2,676	6,908	6,088	(4,232)	(61.3)	820	13.5
(Loss) gain on sale of loans	(1,844)	56	356	(1,900)	N/M	(300)	N/M
Gain (loss) on sale of other real estate	—	63	(36)	(63)	N/M	99	N/M
Gain on sale of securities available for sale	—	13	382	(13)	N/M	(369)	N/M
(Loss) gain on sale and disposal of premises and equipment	(494)	(304)	370	(190)	N/M	(674)	N/M
Increase in cash surrender value of BOLI	5,371	5,209	5,347	162	3.1	(138)	(2.6)
Other	15,469	12,987	19,216	2,482	19.1	(6,229)	(32.4)
Total noninterest income	$ 51,466	$ 66,517	$ 85,063	$ (15,051)	(22.6)%	$ (18,546)	(21.8)%

N/M - Not meaningful

Noninterest income decreased $15.1 million, or 22.6%, to $51.5 million for the year ended 2022 from $66.5 million for the year ended 2021. Significant changes in the components of noninterest income are discussed below.

Service charges on deposit accounts. Service charges on deposit accounts increased $2.4 million, or 24.0%, for the year ended December 31, 2022, as compared to the same period in 2021. The increase is primarily due to higher account analysis charges of $1.6 million due to growth in our commercial treasury products and also reflects higher overdraft charges that have returned to normalized levels after the pandemic.

Mortgage banking revenue. Mortgage banking revenue decreased $14.2 million, or 61.4% for the year ended December 31, 2022, as compared to the same period in 2021. The decrease is reflective of decreased demand and lower volumes, as well as narrower margins resulting from rate increases during 2022. Offsetting the decrease in mortgage banking revenue was a fair value gain on derivative hedging instruments of $1.9 million compared to a loss of $2.4 million during 2021.

Mortgage warehouse purchase program fees. Mortgage warehouse purchase program fees decreased $4.2 million, or 61.3% for the year ended December 31, 2022, as compared to the same period in 2021. The decrease is reflective of decreased demand and lower volumes, as well as narrower margins resulting from rate increases over the year.

(Loss) gain on sale of loans. The Company recognized $1.8 million loss on sale of loans during 2022, primarily due to a $1.5 million loss on the sale of a commercial real estate loan, which was sold at a discount.

Other noninterest income. Other noninterest income increased $2.5 million, or 19.1% or the year ended December 31, 2022, as compared to the same period in 2021. The increase was mainly due to a $794 thousand increase in earnings credits on our interest-bearing deposits held in correspondent banks, a $784 thousand excess benefit claim on a BOLI policy and increases in other miscellaneous income streams.

Noninterest Expense

The following table sets forth the major components of the Company's noninterest expense for the years ended December 31, 2022, 2021 and 2020 and the period-over-period variations in such categories of noninterest expense:

(dollars in thousands)	For the Years Ended December 31,			Variance		Variance	
	2022	**2021**	**2020**	**2022 v. 2021**		**2021 v. 2020**	
Noninterest expense:							
Salaries and employee benefits	$ 212,087	$ 180,336	$ 157,540	$ 31,751	17.6 %	$ 22,796	14.5 %
Occupancy	42,938	40,688	39,210	2,250	5.5	1,478	3.8
Communications and technology	24,937	22,355	23,113	2,582	11.5	(758)	(3.3)
FDIC assessment	6,883	5,865	6,912	1,018	17.4	(1,047)	(15.1)
Advertising and public relations	2,106	1,097	2,416	1,009	92.0	(1,319)	(54.6)
Other real estate owned expenses, net	31	4	487	27	N/M	(483)	(99.2)
Impairment of other real estate	—	—	784	—	—	(784)	(100.0)
Amortization of other intangible assets	12,491	12,580	12,671	(89)	(0.7)	(91)	(0.7)
Professional fees	15,571	15,530	12,630	41	0.3	2,900	23.0
Acquisition expense, including legal	—	—	16,225	—	—	(16,225)	(100.0)
Other	41,845	35,151	34,146	6,694	19.0	1,005	2.9
Total noninterest expense	$ 358,889	$ 313,606	$ 306,134	$ 45,283	14.4 %	$ 7,472	2.4 %

N/M - not meaningful

Noninterest expense increased $45.3 million, or 14.4%, to $358.9 million for the year ended 2022 from $313.6 million for the year ended 2021. Significant changes in the components of noninterest expense are discussed below.

Salaries and employee benefits. Salaries and employee benefits expense, which historically has been the largest component of the Company's noninterest expense, increased $31.8 million, or 17.6%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The change is primarily due to $22.2 million in higher salaries, bonus, payroll taxes, insurance expense and 401(k) match related to additional headcount, including executive and senior positions added during 2022 and the latter part of 2021. Additionally, severance and accelerated stock vesting expenses were higher in 2022, primarily due to $7.1 million in expenses related to a targeted reduction-in-force related to departmental and business line restructurings in fourth quarter, as well as $3.9 million recognized due to the separation of two executive officers during the year. Furthermore, deferred salaries expense, which also reduces salaries expense, was $5.1 million lower in 2022 compared to 2021 due to a higher volume of loan originations related to the second round of PPP that occurred in early 2021. Offsetting these changes was a $5.4 million reduction in mortgage commissions and incentives due to lower volumes for the year. In addition, the Company recognized a $1.0 million economic development incentive grant related to job growth, which was recorded as a reduction to salaries expense in 2022.

Occupancy. Occupancy expenses increased $2.3 million, or 5.5% for the year ended December 31, 2022, compared to the same period in 2021. The increase was primarily due to higher depreciation and property tax expense due to the opening of the second phase of the Company's headquarters campus in second quarter 2022.

Communications and technology. Communications and technology expense increased $2.6 million, or 11.5%, for the year ended December 31, 2022, compared to the same period in 2021. Communications and technology expenses were higher in the current year primarily due to $2.8 million higher data processing costs and software expenses related to various technology improvements and infrastructure projects.

Advertising and public relations. Advertising and public relations expense increased $1.0 million, or 92.0% for the year ended December 31, 2022, compared to same period in 2021. The increase was primarily due to increased sponsorships and events, which have normalized in 2022 compared to 2021, due to diminished pandemic-related concerns.

Other. Other noninterest expense for the year ended December 31, 2022 increased by $6.7 million, or 19.0%, compared to the same period in 2021. The increase in other noninterest expense is primarily due to asset impairment charges of $4.3 million during 2022 including an early lease termination for the former corporate operations facility, the write-off of capitalized software costs related a terminated infrastructure initiative project, and the write-off related to a correspondent bank relationship terminated during the year. Additionally, 2022 also reflects increases in employee recruitment fees, insurance expense, business development and other miscellaneous expenses.

Income Tax Expense

Income tax expense was $50.0 million for the year ended December 31, 2022, which is an effective tax rate of 20.3%. Income tax expense was $57.5 million for the year ended December 31, 2021, which is an effective tax rate of 20.4%.

Discussion and Analysis of Financial Condition

The following discussion and analysis summarizes the financial condition of the Company as of December 31, 2022 and 2021 and details certain changes between those periods.

Assets

The Company's total assets decreased by $474.2 million, or 2.5%, to $18.3 billion as of December 31, 2022 from $18.7 billion at December 31, 2021. The significant components of the total change are discussed below.

Loan Portfolio

The Company's loan portfolio is the largest category of the Company's earning assets. The following table presents the gross balance and associated percentage of each major category in the Company's loan portfolio as of December 31, 2022 and 2021:

	2022		2021	
(dollars in thousands)	**Amount**	**% of Total**	**Amount**	**% of Total**
Commercial [1]	$ 2,240,959	16.1 %	$ 1,983,886	15.9 %
Mortgage warehouse purchase loans	312,099	2.2	788,848	6.3
Real estate:				
Commercial	7,817,447	56.2	6,617,455	53.1
Commercial construction, land and land development	1,231,071	8.8	1,180,181	9.5
Residential [2]	1,604,169	11.5	1,332,246	10.7
Single-family interim construction	508,839	3.7	380,627	3.0
Agricultural	124,422	0.9	106,512	0.8
Consumer	81,667	0.6	81,815	0.7
Total gross loans	$ 13,920,673	100.0 %	$ 12,471,570	100.0 %

(1)   Includes SBA PPP loans of $5.0 million and $112.1 million at December 31, 2022 and 2021, respectively.

(2)   Includes loans held for sale of $11.3 million and $32.1 million at December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Company's loan portfolio, before the allowance for credit losses, totaled $13.9 billion, which is an increase $1.4 billion or 11.6% over total gross loans as of December 31, 2021. Loans held for investment, excluding mortgage warehouse purchase loans, loans held for sale and PPP loans and net of loan sales increased $2.1 billion, or 18.1% for the year over year period. See Note 5. Loans, Net and Allowance for Credit Losses on Loans for more details on the Company's loan portfolio. The principal categories and changes in the loan portfolio are discussed below.

Commercial loans. The Company provides a mix of variable and fixed rate commercial loans. The loans are typically made to small-and medium-sized manufacturing, wholesale, retail, energy related service businesses and medical practices for working capital needs and business expansions. Commercial loans generally include lines of credit and loans with maturities of five years or less. The loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and/or personal guarantees. Additionally, our commercial loan portfolio includes PPP loans originated under the CARES Act and shared national credits (SNC).

The Company's commercial loan portfolio increased $257.1 million, or 13.0%, to $2.2 billion as of December 31, 2022, from $2.0 billion as of December 31, 2021. The net increase in this portfolio type is primarily due to organic loan growth as well as a $231.9 million increase in energy-related loans offset by a decrease of $107.2 million in PPP loans related to SBA payoffs during the year.

Mortgage warehouse purchase loans. The Company's mortgage warehouse purchase loan portfolio decreased $476.7 million, or 60.4%, to $312.1 million as of December 31, 2022, from $788.8 million as of December 31, 2021. The decrease in this portfolio type for the current year is primarily reflective of lower volumes related to mortgage interest rate increases and shorter dwell times during the period.

Commercial real estate loans (CRE). The commercial real estate loan portfolio has historically been the Company's largest category of loans, representing 56.2% and 53.1% of the total portfolio as of December 31, 2022 and 2021, respectively. Such loans generally involve less risk than other loans in the portfolio. The Company expects that commercial real estate loans will continue to be a significant portion of the Company's total loan portfolio and an area of emphasis in the Company's lending operations.

Commercial real estate loans increased $1.2 billion, or 18.1%, to $7.8 billion as of December 31, 2022 from $6.6 billion as of December 31, 2021. The increase was due to organic loan growth in this loan type during the year.

Commercial construction, land and land development loans. The Company's commercial construction, land and land development loans comprise loans to fund commercial construction, land acquisition and real estate development construction. Although the Company continues to make commercial construction loans, land acquisition and land development loans on a selective basis, the Company does not expect the Company's lending in this area to result in this category of loans being a significantly greater portion of the Company's total loan portfolio.

Commercial construction, land and land development loans increased slightly by $50.9 million, or 4.3% to $1.2 billion at December 31, 2022 from $1.2 billion at December 31, 2021, due to organic loan growth for the year.

Residential Real Estate Loans. The Company's residential real estate loans, excluding mortgage loans held for sale, are primarily made with respect to and secured by single-family homes, which are both owner-occupied and investor owned and include a limited amount of home equity loans, with a relatively small average loan balance spread across many individual borrowers. The Company offers a variety of mortgage loan portfolio products which generally are amortized over five to thirty years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 80% of appraised value. The Company requires mortgage title insurance and hazard insurance. The Company incurs interest rate risk as well as the risks associated with nonpayments on such loans.

The Company's residential real estate loan portfolio increased by $271.9 million, or 20.4%, to a balance of $1.6 billion as of December 31, 2022 from $1.3 billion as of December 31, 2021. The increase in this category was primarily a result of organic loan growth.

Single-Family Interim Construction Loans. The Company makes single-family interim construction loans to home builders and individuals to fund the construction of single-family residences with the understanding that such loans will be repaid from the proceeds of the sale of the homes by builders or, in the case of individuals building their own homes, with the proceeds of a permanent mortgage loan. Such loans are secured by the real property being built and are made based on the Company's assessment of the value of the property on an as-completed basis. The Company expects to continue to make single-family interim construction loans so long as demand for such loans continues and the market for single-family housing and the values of such properties remain stable or continue to improve in the Company's markets.

The balance of single-family interim construction loans in the Company's loan portfolio increased by $128.2 million, or 33.7%, to $508.8 million as of December 31, 2022 from $380.6 million as of December 31, 2021. The increase in this category was due to organic origination activity that exceeded repayments during the year.

Other Categories of Loans. Other categories of loans in the Company's loan portfolio include agricultural loans made to farmers and ranchers relating to their operations and consumer loans made to individuals for personal purposes, including automobile purchase loans and personal loans. None of these categories of loans represents more than 1% of the Company's total loan portfolio as of December 31, 2022 and 2021 and such categories continue to be a very small percentage of the Company's total loan portfolio.

Most of the Company's lending activity occurs within the state of Texas, primarily in the north, central and southeast Texas regions and the state of Colorado, specifically along the Front Range area. As of December 31, 2022, loans in the North Texas region represented about 38% of the total portfolio, followed by the Colorado Front Range region at 25%, the Houston region at 24% and the Central Texas region at 13%. A large percentage of the Company's portfolio consists of commercial and residential real estate loans. As of December 31, 2022 and 2021, there were no concentrations of loans related to a single industry in excess of 10% of total loans.

Loans by Maturity and Interest Rate Sensitivity

The following table sets forth the contractual maturities of the Company's loan portfolio, including scheduled principal repayments and the distribution between fixed and adjustable interest rate loans as of December 31, 2022:

(dollars in thousands)	Within One Year		One Year to Five Years		After Five Years to Fifteen Years		After Fifteen Years		Total	
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate
Commercial	$ 68,122	$ 344,930	$ 273,241	$ 1,159,498	$ 119,039	$ 261,046	$ 15,083	$ —	$ 475,485	$ 1,765,474
Mortgage warehouse purchase loans	312,099	—	—	—	—	—	—	—	312,099	—
Real estate:										
Commercial real estate	382,393	149,995	3,719,391	864,789	538,667	1,858,210	3,980	300,022	4,644,431	3,173,016
Commercial construction, land and land development	139,036	214,781	350,416	340,864	34,958	117,195	—	33,821	524,410	706,661
Residential real estate	88,767	23,180	459,025	39,228	147,748	174,671	456,135	215,415	1,151,675	452,494
Single-family interim construction	52,093	279,797	26,995	39,793	34,576	25,942	—	49,643	113,664	395,175
Agricultural	7,851	9,022	62,706	3,445	4,688	26,636	619	9,455	75,864	48,558
Consumer	7,009	42,523	10,595	16,198	129	5,213	—	—	17,733	63,934
Total loans	$ 1,057,370	$ 1,064,228	$ 4,902,369	$ 2,463,815	$ 879,805	$ 2,468,913	$ 475,817	$ 608,356	$ 7,315,361	$ 6,605,312

At December 31, 2022, the average duration of the Company's loan portfolio was 2.5 years. The Company generally structures certain loans, like commercial and commercial real estate, with shorter-term loan maturities in order to match funding sources that will enable the Company to effectively manage the portfolio by providing the flexibility to respond to liquidity needs, changes in interest rates and changes in underwriting standards and loan structures, among other things. Due to the shorter-term nature of such loans, from time to time in the ordinary course of business and without any contractual obligation, the Company will renew or extend maturing lines of credit or refinance existing loans at their maturity dates based on customer practice and need. These renewals, extensions and refinancings are made in the ordinary course of business for customers that meet the normal level of credit standards. These requests are typically made by the customer to support their working capital needs for operations. Such borrowers are generally not experiencing financial difficulties and could obtain similar financing elsewhere. In connection with each renewal, extension or refinancing, the Company may require a principal reduction or an adjustment to the terms and structure to reflect the current market pricing/structuring for such loans or to remain competitive with other financial institutions.

Asset Quality

Nonperforming Assets. The Company has established procedures to assist the Company in maintaining the overall quality of the Company's loan portfolio. In addition, the Company has adopted underwriting guidelines to be followed by the Company's lending officers and require significant senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, the Company rigorously monitors the levels of such delinquencies for any negative or adverse trends. The Company's loan review procedures include approval of lending policies and underwriting guidelines by the Company's board of directors, an annual independent loan review, approval of large credit relationships by the Bank's Executive Loan Committee and loan quality documentation procedures. The Company, like other financial institutions, is subject to the risk that its loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

The Company classifies nonperforming loans as nonaccrual loans, loans past due 90 days or more and still accruing interest or loans modified under restructurings as a result of the borrower experiencing financial difficulties. Further information regarding the Company's accounting policies related to past due loans, nonaccrual loans, collateral dependent loans and troubled debt restructurings is presented in Note 5. Loans, Net and Allowance for Credit Losses on Loans.

The following table sets forth the allocation of the Company's nonperforming assets among the Company's different asset categories and key credit-related metrics as of the dates indicated. The balances of nonperforming loans reflect the net investment in these assets.

(dollars in thousands)	As of December 31,	
	2022	2021
Nonaccrual loans		
Commercial	$ 22,565	$ 36,802
Commercial real estate	13,393	15,218
Commercial construction, land and land development	15	23
Residential real estate	1,582	1,592
Single-family interim construction	189	—
Consumer	8	38
Total nonaccrual loans [1]	**37,752**	**53,673**
Total loans delinquent 90 days or more and still accruing	843	1,790
Total troubled debt restructurings, not included in nonaccrual loans	1,494	1,875
Total nonperforming loans	**40,089**	**57,338**
Total other real estate owned and other repossessed assets	24,020	114
Total nonperforming assets	**$ 64,109**	**$ 57,452**
Total allowance for credit losses on loans	**$ 148,787**	**$ 148,706**
Total loans held for investment [2]	**$ 13,597,264**	**$ 11,650,598**
Total assets	**$ 18,258,414**	**$ 18,732,648**
Credit Ratios		
Ratio of nonperforming loans to total loans held for investment	0.29 %	0.49 %
Ratio of nonperforming assets to total assets	0.35	0.31
Ratio of nonaccrual loans to total loans held for investment	0.28	0.46
Ratio of allowance for credit losses on loans to total loans held for investment	1.09	1.28
Ratio of allowance for credit losses on loans to nonaccrual loans	394.12	277.06
Ratio of allowance for credit losses on loans to total nonperforming loans	371.14	259.35

___

(1) Nonaccrual loans include troubled debt restructurings of $929 thousand and $1.0 million as of December 31, 2022 and 2021, respectively.

(2) Excluding mortgage warehouse purchase loans of $312.1 million and $788.8 million and loans held for sale of $11.3 million and $32.1 million as of December 31, 2022 and 2021, respectively.

The Company had $37.8 million and $53.7 million in loans on nonaccrual status as of December 31, 2022 and 2021, respectively. The decrease from December 31, 2021 to December 31, 2022 was primarily due to the sale and partial payoff of a commercial nonaccrual loan of $9.9 million, the payoff and partial charge-off of a $11.8 million commercial loan and the foreclosure and partial charge-off of an $11.7 million commercial real estate property that was moved to other real estate owned during 2022 offset by the addition of a $12.3 million commercial real estate relationship, a $2.8 million commercial loan and other small net additions to nonaccrual.

The allowance for credit losses on loans as a percentage of nonperforming loans increased from 259.35% at December 31, 2021, to 371.14% at December 31, 2022, due primarily to the decrease in nonperforming loans as discussed above.

As of December 31, 2022, the Company had other real estate owned and other repossessed assets of $24.0 million, which is an increase of $23.9 million from $114 thousand at December 31, 2021, due to the foreclosure of the $11.7 million nonaccrual commercial real estate property mentioned above and also the foreclosure of a $12.9 million commercial real estate property that was both added to nonaccrual and foreclosed upon during the first half of 2022.

Allowance for Credit Losses

The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables, held to maturity debt securities and off-balance sheet credit exposures. The CECL model requires the measurement of all expected credit losses on applicable financial assets based on historical experience, current conditions, and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance accounts is dependent upon a variety of factors beyond the Company's control, including the performance of the portfolios, the economy, changes in interest rates and the view of the regulatory authorities toward classification of assets.

Analysis of the Allowance for Credit Losses - Loans

The following table sets forth the allowance for credit losses by category of loans:

| | As of December 31, | | | |
| | 2022 | | 2021 | |
(dollars in thousands)	Amount	% of Total Loans[1]	Amount	% of Total Loans[1]
Commercial loans	$ 54,037	16.1 %	$ 49,747	15.9 %
Mortgage warehouse purchase loans	—	2.2	—	6.3
Real estate:				
Commercial real estate	61,078	56.2	65,110	53.1
Construction, land and land development	17,696	8.8	23,861	9.5
Residential real estate	3,450	11.5	2,192	10.7
Single-family interim construction	11,817	3.7	7,222	3.0
Agricultural	207	0.9	106	0.8
Consumer	502	0.6	468	0.7
Total allowance for credit losses	$ 148,787	100.0 %	$ 148,706	100.0 %

(1)   Represents the percentage of the Company's total loans included in each loan category.

As of December 31, 2022, the allowance for credit losses amounted to $148.8 million, or 1.09%, of total loans held for investment, excluding mortgage warehouse purchase loans, compared with $148.7 million, or 1.28%, as of December 31, 2021. The percentage decrease during 2022 primarily reflects changes in the economic outlook, specifically related to the COVID pandemic, as well as reductions in specific credit loss allocations, as further discussed below.

As of December 31, 2022, the Company had specific credit loss allocations of $9.6 million on individually evaluated loans totaling $34.5 million, compared with specific credit loss allocations of $18.1 million on individually evaluated loans totaling $64.9 million as of December 31, 2021. The majority of the decrease in evaluated loans and specific credit loss allocations was due to two energy loans totaling $21.7 million with total credit loss allocations of $10.5 million, one of which was sold and the other was paid off with a partial charge-off during 2022. In addition, one $11.7 million commercial real estate loan was foreclosed during the year and another $7.7 million commercial real estate relationship with a $1.6 million credit loss allocation was paid off with a partial charge-off. These reductions were offset by the addition of a $12.3 million commercial real estate loan with a credit loss allocation of $1.2 million and $3.5 million increase in credit loss allocation on a commercial loan relationship.

The factors driving significant changes in credit loss allocations by segment over the year are discussed below.

The allowance allocated to commercial loans totaled $54.0 million, or 2.4% of total commercial loans as of December 31, 2022, compared to $49.7 million, or 2.5% of commercial loans as of December 31, 2021. The allowance for credit losses increased $4.3 million, or 8.6% for the period. Modeled expected credit losses increased $13.1 million while qualitative factors and other qualitative adjustments related to commercial loans decreased $1.2 million. The increase in modeled losses was primarily related to changes in Moody's macroeconomic variables used in our model related to elevated risks within the portfolio including economic uncertainty, such as inflationary pressures, weakening demand and labor challenges among other factors. Specific allocations for commercial loans that were evaluated for expected credit losses on an individual basis decreased $7.6 million from $16.0 million at December 31, 2021 to $8.4 million at December 31, 2022. The decrease in specific allocations for commercial loans was primarily related to principal payments received and the recognition of charge-offs related to two energy loans offset by the increase in specific allocation on another commercial loan as mentioned above.

The allowance allocated to commercial real estate loans totaled $61.1 million, or 0.8% of total commercial real estate loans as of December 31, 2022, compared to 65,110, or 1.0% of commercial real estate loans as of December 31, 2021. The allowance for credit losses decreased $4.0 million, or 6.2% despite a $1.2 billion increase in the commercial real estate portfolio over the year. Modeled expected credit losses increased $22.9 million while qualitative factors and other qualitative adjustments related to commercial real estate loans decreased $26.6 million. The increase in modeled losses was primarily related to increases in the non-owner occupied portion of that portfolio due to changes in Moody's macroeconomic variables used in our model related to elevated risks within the portfolio including potential deterioration of real estate values as well as factors such as inflation and labor and material shortages among other factors. The decrease in qualitative factors was due primarily to an overlay factor relating to the Covid-19 pandemic, as discussed above. Specific allocations for commercial real estate loans that were evaluated for expected credit losses on an individual basis decreased $344 thousand from December 31, 2021 to December 31, 2022.

The allowance allocated to construction, land and land development loans totaled $17.7 million, or 1.4% of total construction, land and land development loans as of December 31, 2022, compared to $23.9 million, or 2.0% of construction, land and land development loans as of December 31, 2021. The allowance for credit losses decreased $6.2 million, or 25.8% over the year. Modeled expected credit losses decreased $4.1 million and qualitative factors and other qualitative adjustments decreased $1.5 million. Specific allocations for construction, land and land development loans that were evaluated for expected credit losses on an individual basis decreased $562 thousand from December 31, 2021 to December 31, 2022.

The allowance allocated to single-family construction loans totaled $11.8 million, or 2.3% of total single-family construction loans as of December 31, 2022, compared to $7.2 million, or 1.9% of single-family construction loans as of December 31, 2021. The allowance for credit losses increased $4.6 million, or 63.6%. Modeled expected credit losses increased $5.0 million while qualitative factor and other qualitative adjustments related to single-family construction loans decreased $491 thousand. Specific allocations for single family construction loans that were evaluated for expected credit losses on an individual basis increased $43 thousand from December 31, 2021 to December 31, 2022.

Refer to Note 5. Loans, Net and Allowance for Credit Losses on Loans, in the notes to the Company's audited consolidated financial statements included elsewhere in this report for additional details of the allowance for credit losses on loans.

Additional information related to net charge-offs (recoveries) by loan type is presented in the table below.

	Net Charge-offs (Recoveries)		Average Loans		Ratio of Annualized Net Charge-offs (Recoveries) to Average Loans
2022					
Commercial	$	1,244	$	2,104,991	0.06 %
Mortgage warehouse purchase loans		—		428,409	—
Real estate:					
Commercial		4,009		7,280,480	0.06
Commercial construction, land and land development		—		1,215,302	—
Residential		(75)		1,472,210	(0.01)
Single-family interim construction		—		449,488	—
Agricultural		—		116,760	—
Consumer		9		80,993	0.01
Total	$	5,187	$	13,148,633	0.04 %
2021					
Commercial	$	6,797	$	2,178,362	0.31 %
Mortgage warehouse purchase loans		—		906,675	—
Real estate:					
Commercial		375		6,374,508	0.01
Commercial construction, land and land development		126		1,190,934	0.01
Residential		(7)		1,340,382	—
Single-family interim construction		—		345,397	—
Agricultural		—		85,316	—
Consumer		129		80,067	0.16
Total	$	7,420	$	12,501,641	0.06 %
2020					
Commercial	$	5,558	$	2,297,372	0.24 %
Mortgage warehouse purchase loans		—		819,049	—
Real estate:					
Commercial		731		5,931,040	0.01
Commercial construction, land and land development		—		1,278,162	—
Residential		—		1,506,257	—
Single family-interim construction		82		347,954	0.02
Agricultural		—		90,483	—
Consumer		263		59,648	0.44
Total	$	6,634	$	12,329,965	0.05 %

For the year ended December 31, 2022, net charge-offs totaled $5.2 million, which is 0.04% of the Company's average loans outstanding during the period, compared to net charge-offs of $7.4 million, or 0.06% of average loans for the year ended December 31, 2021. The majority of the charge-offs in 2022 were concentrated in the commercial real estate portfolio. Charge-offs in 2022 primarily consist of net charge-offs recorded at the foreclosure of two commercial real estate properties totaling $3.4 million and a $773 thousand partial charge-off of a commercial loan that was paid off.

The majority of the 2021 charge-offs consisted of two commercial loan charge-offs totaling $2.5 million and $3.4 million relating to an acquired PCD leasing portfolio, which were fully reserved through purchase accounting adjustments at acquisition and transitioned to the loan allowance under CECL.

Allowance for Credit Losses - Off-Balance Sheet Credit Exposures

The allowance for credit losses on off-balance sheet credit exposures is calculated under the CECL model, representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. Off-balance sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed in Note 13. Off-Balance Sheet Arrangements, Commitments and Contingencies. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur based on historical utilization rates. At December 31, 2022 and 2021, the allowance for credit losses on off-balance sheet credit exposures was $3.9 million and $4.7 million, respectively.

Securities

The Company's investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit, interest rate and duration risk. The types and maturities of securities purchased are primarily based on the Company's current and projected liquidity and interest rate sensitivity positions. Refer to Note 4. Securities for more details on the Company's security portfolio.

The fair value of the Company's available for sale securities decreased $314.9 million, or 15.7%, to $1.7 billion at December 31, 2022 from $2.0 billion at December 31, 2021. The amortized cost of held to maturity securities was $207.1 million as of December 31, 2022. There were no securities held to maturity as of December 31, 2021. During the first quarter of 2022, the Company reclassified, at fair value, a portion of their available for sale obligations of state and municipal subdivisions to the held to maturity category, primarily to limit future volatility in equity due to potential increases in interest rates.

Total securities represented 10.4% and 10.7% of the Company's total assets at December 31, 2022 and December 31, 2021, respectively. There were no sales of securities for the year ended December 31, 2022. The Company recognized net gains of $13 thousand on the sale of securities for the year ended December 31, 2021.

Certain investment securities are valued at less than their amortized cost. At December 31, 2022, the Company's review of all securities at an unrealized loss position determined that the losses resulted from factors not related to credit quality. This conclusion is based on the Company's analysis of the underlying risk characteristics, including credit ratings, and other qualitative factors for each security type in the portfolio. The unrealized losses are generally due to increases in market interest rates. Furthermore, the Company has the intent to hold these securities until maturity or a forecasted recovery, and it is more likely than not that the Company will not have to sell the securities before the recovery of their cost basis. The fair value is expected to recover as the securities approach their maturity date. As such, there is no allowance for credit losses on available for sale or held to maturity securities recognized as of December 31, 2022. Refer to Note 4. Securities for more information on the Company's analysis of credit losses on securities available for sale and held to maturity.

Residential pass through securities (mortgage-backed securities) are securities that have been developed by pooling a number of real estate mortgages that are principally issued by federal agencies. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies. Unlike U.S. treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will generally obtain higher net yields in a decreasing interest rate environment as prepayments result in acceleration of discount accretion.

The following table sets forth the amount, scheduled maturities and weighted average yields for the Company's investment portfolio as of December 31, 2022. Available for sale securities are presented at fair value and held to maturity securities are presented at amortized cost.

(dollars in thousands)	Within One Year		One Year to Five Years		After Five Years to Ten Years		After Ten Years		Total	
	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]
Securities Available for Sale										
U.S. treasuries	$ 29,649	1.90 %	$ 170,103	1.44 %	$ 39,658	1.27 %	$ —	— %	$ 239,410	1.47 %
Government agency securities	991	2.10	59,595	1.75	245,960	1.50	77,969	1.94	384,515	1.63
Obligations of state and municipal subdivisions	19,836	2.92	67,716	3.08	69,859	3.07	93,820	2.89	251,231	2.99
Corporate bonds	—	—	—	—	37,205	4.09	—	—	37,205	4.09
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	6	2.06	15,410	2.23	60,023	2.03	703,034	1.94	778,473	1.95
Other securities	450	2.44	500	2.10	—	—	—	—	950	2.26
Total	$ 50,932	2.31 %	$ 313,324	1.89 %	$ 452,705	2.01 %	$ 874,823	2.04 %	$ 1,691,784	2.01 %
Securities Held to Maturity										
Obligations of state and municipal subdivisions	$ —	— %	$ —	— %	$ —	— %	$ 207,059	2.17 %	$ 207,059	2.17 %

_____

[1] Yields are based on amortized cost and calculated on a tax-equivalent basis assuming a 21% tax rate

Cash and Cash Equivalents

Cash and cash equivalents decreased by $2.0 billion, or 74.9% to $654.3 million at December 31, 2022 from $2.6 billion at December 31, 2021. Cash and cash equivalent balances can vary due to cash needs and volatility of several large title company and commercial accounts. In addition, the decrease in balances as of December 31, 2022 is due to the deployment of excess liquidity related to organic loan growth during the year.

Premises and Equipment, Net

Premises and equipment, net increased $47.3 million, or 15.4% to $355.4 million at December 31, 2022 from $308.0 million at December 31, 2021. The increase was due to completion of the second phase of the corporate headquarters in mid-2022 as further discussed in Item 2. Properties.

Liabilities

Total liabilities decreased $283.0 million, or 1.8%, to $15.9 billion as of December 31, 2022, from $16.2 billion as of December 31, 2021 with significant components discussed below.

Deposits

Total deposits decreased $432.5 million, or 2.8%, to $15.1 billion as of December 31, 2022 from $15.6 billion as of December 31, 2021. The decrease is primarily due to lower money market accounts and noninterest-bearing demand accounts for the year over year period. In addition, the decrease was due to the winding down of the bankruptcy trustee deposit vertical early in 2022. Noninterest-bearing demand deposits totaled $4.7 billion, or 31.3% of total deposits, as of December 31, 2022, compared with $5.1 billion, or 32.6% of total deposits, as of December 31, 2021. The total cost of deposits increased 23 basis points from 0.29% for the year ended December 31, 2021 to 0.52% for the year ended December 31, 2022. The average cost of interest-bearing deposits was 0.78% for 2022 compared with 0.42% for 2021. The increase in cost of funds is reflective of higher rates on deposit products as a result of Fed Funds rate increases over the year.

Brokered deposits totaled $528.9 million and $909.7 million at December 31, 2022 and 2021, respectively. The decrease in brokered deposits is due to reduced liquidity from the prior year as well as more competition due to interest rate increases over the year.

The following table summarizes the Company's average deposit balances and weighted average rates for the periods presented:

| | **For the Years Ended December 31,** | | | | | |
| | **2022** | | **2021** | | **2020** | |
(dollars in thousands)	**Average Balance**	**Weighted Average Rate**	**Average Balance**	**Weighted Average Rate**	**Average Balance**	**Weighted Average Rate**
Deposit Type						
Noninterest-bearing demand accounts	$ 5,018,631	— %	$ 4,675,667	— %	$ 3,736,230	— %
Interest-bearing checking accounts	6,002,530	0.76	5,967,655	0.38	4,577,137	0.62
Savings accounts	787,937	0.05	711,401	0.15	607,996	0.18
Money market accounts	2,130,908	1.01	2,584,386	0.53	2,368,980	0.89
Certificates of deposit, including individual retirement accounts (IRA)	1,027,561	1.00	1,269,736	0.55	1,645,014	1.57
Total deposits	$ 14,967,567	0.52 %	$ 15,208,845	0.29 %	$ 12,935,357	0.59 %

The following table sets forth the maturity of time deposits (including IRA deposits) greater than $250 thousand as of December 31, 2022:

| | **Maturity within:** | | | | |
(dollars in thousands)	**Three Months**	**Three to Six Months**	**Six to Twelve Months**	**After Twelve Months**	**Total**
Individual retirement accounts	$ 684	$ 575	$ 5,157	$ 362	$ 6,778
Certificates of deposit (excluding CDARS)	52,974	78,874	296,514	234,375	662,737
Total	$ 53,658	$ 79,449	$ 301,671	$ 234,737	$ 669,515

The estimated amount of uninsured and uncollateralized deposits including related accrued interest is approximately $8.3 billion and $8.9 billion as of December 31, 2022 and 2021, respectively.

FHLB Advances

The Company's FHLB borrowings totaled $300.0 million as of December 31, 2022, compared with $150.0 million as of December 31, 2021. The change in FHLB borrowings from prior year reflects the use of short-term FHLB advances as needed for liquidity. See further details of FHLB advances, including collateral and letters of credit in Note 9. Federal Home Loan Bank Advances.

Other Borrowings

As of December 31, 2022 and 2021, the Company had $267.1 million and $266.4 million, respectively, of long-term indebtedness (other than FHLB advances and junior subordinated debentures) outstanding, which included subordinated debentures. The slight increase from December 31, 2021 to December 31, 2022 was due to the discount accretion and fee amortization on the debentures. In addition, the Company had zero and $17.0 million of short-term borrowings outstanding on its $100.0 million revolving line of credit as of December 31, 2022 and 2021, respectively. There are no borrowings outstanding as of February 21, 2023. See Note 10. Other Borrowings for further details of the Company's other borrowings.

Capital Resources and Liquidity Management

Capital Resources

The Company's stockholders' equity is influenced by the Company's earnings, common stock repurchased by the Company makes, common stock granted and forfeitured, stock based compensation expense, the dividends the Company pays on its common stock, and any changes in other comprehensive income relating to available for sale securities and cash flow hedges.

Total stockholder's equity was $2.4 billion at December 31, 2022, compared with $2.6 billion at December 31, 2021, a decrease of approximately $191.3 million. The decrease was primarily due to a decrease of $217.8 million in other comprehensive income (loss), stock repurchased by the Company totaling $119.7 million and dividends paid of $63.7 million offset by net income earned for the year totaling $196.3 million and stock based compensation of $13.7 million.

Regulatory Capital Requirements

The Company's capital management consists of providing equity to support the Company's current and future operations. The Company is subject to various regulatory capital requirements administered by state and federal banking agencies, including the TDB, Federal Reserve and the FDIC. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's financial condition and results of operations. Please refer to Note 20. Regulatory Matters, in the notes to the Company's audited consolidated financial statements included elsewhere in this report for additional details.

Stock Repurchase Program. From time to time, the Company's board of directors has authorized stock repurchase programs which allow the Company to purchase its common stock generally over a one-year period at various prices in the open market or in privately negotiated transactions. The 2022 Stock Repurchase Plan was approved in December 2021 and provided for up to $160.0 million in repurchases of Company common stock through December 31, 2022. During 2022, the Company repurchased 1,651,236 shares at a total cost of $116.0 million. Under a prior plan, the Company repurchased 419,098 shares of Company stock at a total cost of $29.2 million during 2021. See Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, in this report for additional information.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

In January 2023, the Company's Board approved the 2023 Stock Repurchase Plan, which provides for the repurchase of common stock up to $125.0 million through December 31, 2023. No shares have been repurchased under the 2023 Plan through February 17, 2023.

Liquidity Management

Liquidity refers to the measure of the Company's ability to meet current and future cash flow requirements as they become due, while at the same time meeting the Company's operating, capital and strategic cash flow needs, all at a reasonable cost. The Company's asset and liability management policy is intended to maintain adequate liquidity and, therefore, enhance the Company's ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements, and otherwise sustain operations. The Company accomplishes this through management of the maturities of the Company's interest-earning assets and interest-bearing liabilities. The Company believes that its present position is adequate to meet the current and future liquidity needs.

The Company continuously monitors its liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of the Company's short-term and long-term cash requirements. The Company manages its liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of the Company's shareholders. The Company also monitors its liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits.

Liquidity risk management is an important element in the Company's asset/liability management process. The Company's short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of pre-paid and maturing balances in the Company's loan and investment portfolios, debt financing and increases in customer deposits. The Company's liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-bearing deposits in banks, federal funds sold, securities available for sale and maturing or prepaying balances in the Company's investment and loan portfolios. Liquid liabilities include core deposits, brokered deposits, federal funds purchased and other borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market non-core deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, borrowings through the Federal Reserve's discount window and the issuance of equity securities. For additional information regarding the Company's operating, investing and financing cash flows, see the Consolidated Statements of Cash Flows provided in the Company's consolidated financial statements.

Deposits represent the Company's primary source of funds. The Company continues to focus on growing core deposits through the Company's relationship driven banking philosophy and community-focused marketing programs. In addition to deposits, the Company utilizes FHLB advances either as a short-term funding source or a longer-term funding source and to manage the Company's interest rate risk on the Company's loan portfolio. FHLB advances can be particularly attractive as a longer-term funding source to balance interest rate sensitivity and reduce interest rate risk.

In addition to the liquidity provided by the sources described above, the Company maintains correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. The Company's $100.0 million line of credit also provides an additional source of liquidity. Under this agreement, the Company is required to meet certain financial covenants on a quarterly basis, which includes maintaining $5.0 million in cash at Independent Bank Group and meeting minimum capital ratios. The line also bears a non-usage fee of 0.30% per year on the unused commitment at the end of each fiscal quarter. See Note 10. Other Borrowings for more details of the Company's borrowings.

In the ordinary course of the Company's operations, the Company has entered into certain contractual obligations and has made other commitments to make future payments. The Company believes that it will be able to meet its contractual obligations as they come due through the maintenance of adequate cash levels. The Company expects to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. The Company has in place various borrowing mechanisms for both short-term and long-term liquidity needs. Refer to the accompanying notes to consolidated financial statements elsewhere in this report for the expected timing of such obligations as of December 31, 2022. These include payments related to (a) time deposits with stated maturity dates (Note 8. Deposits), (b) short and long term borrowings (Note 9. Federal Home Loan Bank Advances, Note 10. Other Borrowings and Note 11. Junior Subordinated Debentures), (c) operating leases (Note 12. Leases) and (d) commitments to extend credit and standby letters of credit (Note 13. Off-Balance Sheet Arrangements, Commitments and Contingencies).

The Company is a corporation separate and apart from the Bank and, therefore, the Company must provide for the Company's own liquidity. The Company's main source of funding is dividends declared and paid to the Company by the Bank. Statutory and regulatory limitations exist that affect the ability of the Bank to pay dividends to the Company. Management believes that these limitations will not impact the Company's ability to meet the Company's ongoing short-term cash obligations. For additional information regarding dividend restrictions, see "Supervision and Regulation" under Part I, Item 1. "Business."

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, requires the Company to make estimates and judgments that affect the Company's reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. The Company evaluates its estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to the Company's audited consolidated financial statements are an integral part of the Company's financial statements. A thorough understanding of these accounting policies is essential when reviewing the Company's reported results of operations and the Company's financial position. The Company has deemed the accounting policy and estimate discussed below as most critical and require the Company to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, that are likely to occur from period to period, or the use of different estimates that the Company could have reasonably used in the current period, would have a material impact on the Company's financial position, results of operations or liquidity. The Company has other significant accounting policies and continues to evaluate the materiality of their impact on its consolidated financial statements, but management believes these other policies either do not generally require them to make estimates and judgments that are difficult or subjective, or it is less likely they would have a material impact on the Company's reported results for a given period.

Allowance For Credit Losses. Management considers policies related to the allowance for credit losses on financial instruments for loans and off-balance sheet credit exposures to be critical to the financial statements. The Company's policies for the allowance for credit losses are accounted for under ASC 326, *Financial Instruments - Credit Losses.* In accordance with ASC 326, the allowance for credit losses on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans are charged against the allowance for credit losses when management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance is increased (decreased) by provisions (or reversals of) reported in the income statement as a component of provisions for credit loss. Under the new guidance, the allowance for credit losses on off-balance sheet credit exposures is a liability account representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit.

The amount of each allowance account represents management's best estimate of current expected credit losses on such financial instruments using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, credit quality, or term as well as for changes in environmental conditions, such as changes in unemployment rates, interest rates, gross domestic product, property values or other relevant factors. The Company utilizes Moody's Analytics economic forecast scenarios and assigns probability weighting to those scenarios which best reflect management's views on the economic forecast.

The allowance for credit losses for loans is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. For determining the appropriate allowance for credit losses on a collective basis, the loan portfolio is segmented into pools based upon similar risk characteristics and a lifetime loss-rate model is utilized. The measurement of expected credit losses is impacted by loan/borrower attributes and certain macroeconomic variables. Management has determined that they are reasonably able to forecast the macroeconomic variables used in the modeling processes with an acceptable degree of confidence for a total of two years then encompassing a reversion process whereby the forecasted macroeconomic variables are reverted to their historical mean utilizing a rational, systematic basis. Management qualitatively adjusts model results for risk factors that are not considered within the modeling processes but are nonetheless relevant in assessing the expected credit losses within the loan pools. These qualitative factor (Q-Factor) adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk.

Due to the subjective nature of these estimates in general and more so due to the multiple, complex variables used in the calculation, the estimate for determining current expected credit losses is subject to uncertainty. The various components of the calculation require significant management judgement and certain assumptions are highly subjective. Volatility in certain credit metrics and variations between expected and actual outcomes are likely.

Further information regarding Company policies and methodology used to estimate the allowance for credit losses is presented in Note 1. Summary of Significant Accounting Policies, Note 5. Loans, Net and Allowance for Credit Losses on Loans and Note 13. Off-Balance Sheet Arrangements, Commitments and Contingencies.

Recently Issued Accounting Standards

The Company has evaluated new accounting standards that have recently been issued and have determined that there are no new accounting standards that should be described in this section that will materially impact the Company's operations, financial condition or liquidity in future periods. Refer to Note 2. Recent Accounting Standards, of the Company's audited consolidated financial statements for a discussion of recent accounting standards and their expected impact on the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates and prices, such as equity prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows, and future earnings. Due to the nature of our operations, we are primarily exposed to interest rate risk.

Asset/Liability Management and Interest Rate Risk

The principal objective of the Company's asset and liability management function is to measure, monitor, and control the interest rate risk within the balance sheet and a neutral interest rate risk position while maximizing net income and preserving adequate levels of liquidity and capital. The Risk Oversight Committee of the Board of Directors has oversight of the asset and liability management function, which is managed by the Company's Treasurer. The Treasurer meets with the Company's Chief Financial Officer and senior executive management team regularly to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, as well as local and national market conditions.That group also reviews the liquidity, deposit mix, loan mix and investment positions of the Company.

The Company's management and the Board of Directors are responsible for employing risk management policies that monitor and limit the Company's exposure to interest rate risk. Interest rate risk is measured using net interest income simulations and market value of equity analyses. These analyses use various assumptions, including the magnitude and timing of interest rate changes, yield curve shape, prepayments on loans and securities and deposits, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

Instantaneous parallel rate shift scenarios, known as rate shocks, are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin.

The Company also analyzes the economic value of equity as an additional measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to the Company's future earnings and is used in conjunction with the analyses on net interest income. The Company also runs customized scenarios to aid in decision making as well as stress test assumptions to confirm that the outputs are reasonable.

The Company conducts periodic analyses of its sensitivity to interest rate risk through the use of a third-party proprietary interest-rate sensitivity model that is run internally and has been customized to the Company's specifications. The analyses conducted by use of that model are based on current information regarding the Company's actual interest-earnings assets, interest-bearing liabilities, capital and other financial information that it supplies. The Company uses the information in the model to aid in its risk management framework surrounding the net interest margin.

The Company's asset liability management model indicated that it was in an asset sensitive position in terms of its income simulation as of December 31, 2022. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 100 basis point decrease in interest rates on net interest income over twelve months based on the interest rate risk model as of December 31, 2022:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	5.84%
100	3.16
(100)	(2.32)

The Company's model indicates that its projected balance sheet at December 31, 2022 is less asset sensitive in comparison to its balance sheet as of December 31, 2021. The shift to a less asset sensitive position was primarily due to the deployment of interest bearing cash deposits (primarily amounts held in an interest-bearing account at the Federal Reserve) to loans during 2022. Interest-bearing deposits are more immediately impacted by changes in interest rates in comparison to our other categories of earning assets.

These are good faith estimates and assume that the composition of the Company's interest sensitive assets and liabilities existing at each year-end is held consistent. Additionally, the forecast takes into consideration the future maturities and contractual interest rate repricing over the relevant twelve-month measurement period. Lastly, the model assumes that changes in market interest rates are instantaneous and sustained across the yield curve regardless of duration of pricing characteristics of specific assets or liabilities.This analysis does not contemplate any actions that the Company might undertake in response to changes in market interest rates. As a result, the Company believes these estimates are not necessarily indicative of what actually could occur in the event of immediate interest rate increases or decreases of this magnitude. As interest-bearing assets and liabilities re-price in different time frames and proportions to market interest rate movements, various assumptions must be made based on historical relationships of these variables in reaching any conclusion. Since these correlations are based on competitive and market conditions, the Company anticipates that future results will likely be different from the foregoing estimates, and such differences could be material.

As part of the Company's asset/liability management strategy, the Company's management has emphasized the origination of shorter duration loans to limit the negative exposure to rate changes. The average duration of the loan portfolio is 2.5 years. The Company's strategy with respect to liabilities has been to emphasize transaction accounts, particularly noninterest or low interest-bearing non-maturing deposit accounts, which are less sensitive to changes in interest rates. In response to this strategy, non-maturing deposit accounts have been a large portion of total deposits and totaled 90.6% and 93.2% of total deposits as of December 31, 2022 and 2021, respectively. The Company had brokered deposits, including CDARS totaling $528.9 million and $909.7 million, at December 31, 2022 and 2021, respectively. The Company intends to focus on the strategy of increasing noninterest or low interest-bearing non-maturing deposit accounts, but may consider the use of brokered deposits as a stable source of lower cost funding.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, the reports thereon, the notes thereto and supplementary data commence at page 76 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) were effective as of the end of the period covered by this report.

Management's report on internal control over financial reporting. The management, including the Chief Executive Officer and Chief Financial Officer, of the Company is responsible for establishing and maintaining an effective system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.

As of December 31, 2022, management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission (2013 framework). Based on the assessment, management determined that the Company maintained effective internal control over financial reporting, as of December 31, 2022, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Attestation report of the registered public accounting firm. The Company's independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K has issued an attestation report on the Company's internal control over financial reporting. The attestation report of RSM US LLP, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022, appears below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Independent Bank Group, Inc.

Opinion on the Internal Control Over Financial Reporting
We have audited Independent Bank Group, Inc.'s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and our report dated February 21, 2023 expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Dallas, Texas
February 21, 2023

ITEM 9B. OTHER INFORMATION

None.

**PART III**

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference to the information under the captions "Election of Directors," "Our Board of Directors," "Identification & Evaluation of Director Candidates," "Nominee for Election," "Continuing Directors," "Executive Officers," "Board Governance," "Stock Ownership of Directors, Nominees, Executive Officers and Principal Shareholders," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for its 2023 Annual Meeting of Shareholders (the "2023 Proxy Statement") to be filed with the Commission pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information under the caption "Compensation Discussion & Analysis" in the 2023 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Certain information required by this Item 12 is included under "Securities Authorized for Issuance under Equity Compensation Plans" in Part II, Item 5 of this Annual Report on Form 10-K. The other information required by this Item is incorporated herein by reference to the information under the caption "Stock Ownership of Directors, Nominees, Executive Officers and Principal Shareholders" in the 2023 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the information under the captions "Election of Directors," "Board Governance-Director Independence" and "Related Person and Certain Other Transactions" in the 2023 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is RSM US LLP, Dallas, Texas, Auditor Firm ID: 49.

The information required by this Item 14 is incorporated herein by reference to the information under the caption "Fees Paid to Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policies and Procedures" in the 2023 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements. Reference is made to the Consolidated Financial Statements, the report thereon and the notes thereto commencing at page 76 of this Annual Report on Form 10-K. Set forth below is an index of such Consolidated Financial Statements:

2. Financial Statement Schedules. All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. The exhibits to this Annual Report on Form 10-K listed below have been included only with the copy of this report filed with the SEC. The Company will furnish a copy of any exhibit to shareholders upon written request to the Company and payment of a reasonable fee not to exceed the Company's reasonable expense.

Each exhibit marked with an asterisk is filed or furnished with this Annual Report on Form 10-K as noted below.

EXHIBIT LIST

Exhibit Number	Description
3.1	Amended and Restated Certificate of Formation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed with the SEC on February 27, 2013 (Registration No. 333-186912) (the "Form S-1 Registration Statement"))
3.2	Certificate of Amendment to Amended and Restated Certificate of Formation of the Company (incorporated herein by reference to Exhibit 3.3 to Amendment No. 2 to the Form S-1 Registration Statement filed with SEC on April 1, 2013)
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Independent Bank Group, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on May 28, 2019)
3.4	Statement of Designations of Senior Non-Cumulative Perpetual Preferred Stock, Series A of Independent Bank Group, Inc., as filed with the Office of the Secretary of State of the State of Texas on April 15, 2014 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 17, 2014)
3.5	Fifth Amended and Restated Bylaws of Independent Bank Group, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 10-Q filed with the SEC on October 28, 2021)
3.6	Certificate of Merger, dated January 2, 2014, of Live Oak Financial Corp. with and into Independent Bank Group, Inc. (incorporated herein by reference to Exhibit 3.5 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (Registration No. 333-196627 filed with the SEC on June 25, 2014 (the "Form S-3 Registration Statement"))
3.7	Certificate of Merger, dated April 15, 2014, of BOH Holdings, Inc. with and into Independent Bank Group, Inc. (incorporated herein by reference to Exhibit 3.6 to Amendment No. 1 to the Form S-3 Registration Statement filed with the SEC on June 25, 2014)
3.8	Certificate of Merger, dated September 30, 2014, of Houston City Bancshares, Inc. with and into Independent Bank Group, Inc. (incorporated by reference to Exhibit 3.7 to the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2015, filed with the SEC on July 31, 2015)
3.9	Certificate of Merger, dated March 31, 2017, of Carlile Bancshares, Inc. with and into Independent Bank Group, Inc. (incorporated by reference to Exhibit 3.8 to the Company's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2017 filed with the SEC on April 27, 2017)
3.10	Certificate of Merger, dated October 23, 2017, of Washington Investment Company with and into Independent Bank Group, Inc. (incorporated by reference to Exhibit 3.9 to the Registrant's Current Report on Form 10-Q filed with the SEC on July 26, 2018)
3.11	Certificate of Merger, dated May 31, 2018, of Integrity Bancshares, Inc. with and into Independent Bank Group, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 10-Q filed with the SEC on July 26, 2018)
3.12	Certificate of Merger, dated December 27, 2018, but effective January 1, 2019, of Guaranty Bancorp with and into Independent Bank Group, Inc. (incorporated herein by reference to Exhibit 3.10 to the Company's Annual Report on Form 10-K for the year December 31, 2018, filed with the SEC on February 28, 2019)
4.1	Form of certificate representing shares of the Company's common stock (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Form S-1 Registration Statement filed with the SEC on March 18, 2013)
4.2	Subordinated Debt Indenture, dated as of June 25, 2014, between Independent Bank Group, Inc. and Wells Fargo Bank, National Association, in its capacity as Indenture Trustee (incorporated herein by reference to Exhibit 4.6 to Amendment No. 1 to the S-3 Registration Statement filed with the SEC on June 25, 2014)
4.3	First Supplemental Indenture, dated as of July 17, 2014, between Independent Bank Group, Inc. and Wells Fargo Bank, National Association, in its capacity as Indenture Trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, dated July 17, 2014)
4.4	Second Supplemental Indenture, dated as of December 19, 2017, between Independent Bank Group, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, dated December 19, 2017)
4.5	Third Supplemental Indenture, dated as of September 15, 2020, between Independent Bank Group, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 15, 2020)

4.6	Form of Global Note to represent the 5.875% Subordinated Notes due August 1, 2024, of the Company (incorporated herein by reference to Exhibit 4.5 in the Company's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2017, filed with the SEC on October 26, 2017)
4.7	Form of Global Note to represent the 5.875% Subordinated Notes due August 1, 2024, of the Company (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated June 22, 2016)
4.8	Form of 5.00% Fixed-to-Floating Rate Subordinated Note due December 31, 2027 (incorporated by reference to Exhibit 4.2 to Independent Bank Group, Inc.'s Current Report on Form 8-K dated December 19, 2017)
4.9	Form of 4.00% Fixed-to-Floating Rate Subordinated Notes due 2030 (incorporated by reference to Exhibit 4.3 (included in exhibit 4.2) to the Company's Current Report on Form 8-K dated September 15, 2020)
4.10	Description of Registrant's Securities (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K for the Year ended December 31, 2020 filed with the SEC on March 1, 2021)

The other instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

4.11	Adoption Agreement for Independent Financial 401(k) Profit Sharing Plan (incorporated by reference to Exhibit 4.1(a) to the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2022, filed with the SEC on July 26, 2022)
4.12	Independent Financial 401(k) Profit Sharing Plan Document (incorporated by reference to Exhibit 4.1(b) to the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2022, filed with the SEC on July 26, 2022)
10.1	Form of Indemnification Agreement for directors and officers (incorporated herein by reference to Exhibit 10.16 to the Form S-1 Registration Statement)
10.2	2015 Performance Award Plan (incorporated herein by reference to Annex A of the Company's definitive Proxy Statement for its 2015 Annual Meeting of Shareholders, dated April 13, 2015)
10.3(a)	2013 Equity Incentive Plan, with form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.20 to the Form S-1 Registration Statement)
10.3(b)	First Amendment to the 2013 Equity Incentive Plan (incorporated by reference to Appendix A to the Company's proxy statement for its 2018 Annual Meeting of Shareholders filed with the SEC on April 26, 2018)
10.3(c)	Second Amendment to the 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.3(c) to the Company's Annual Report on Form 10-K/A dated March 6, 2020)
10.3(d)	Form of Performance Restricted Stock Unit Agreement for performance based restricted stock units (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2020, filed with the SEC on October 29, 2020)
10.3(e)	Form of Restricted Stock Agreement for restricted stock grants with ratable vesting (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2020, filed with the SEC on October 29, 2020)
10.3(f)	Form of Performance Restricted Stock Unit Agreement for performance based restricted stock units granted to executive officers on January 28, 2021 (incorporated by the reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2021 filed with the SEC on April 29, 2021)
10.3(g)	Form of Restricted Stock Agreement for Directors under the Independent Bank Group 2013 Equity Incentive Plan for grants made to directors on June 3, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2021, filed with the SEC on July 28, 2021)
10.3(h)	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the SEC on May 27, 2022 (Registration No. 333-265270) (the "Form S-8 Registration Statement))
10.3(i)	Employee Time-Based Restricted Stock Agreement (incorporated by reference to Exhibit 99.2 to the Form S-8 Registration Statement)
10.3(j)	Executive Leadership Team Time-Based Restricted Stock Agreement (incorporated by reference to Exhibit 99.3 to the Form S-8 Registration Statement)

10.3(k)	Executive Leadership Team Performance Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.4 to the Form S-8 Registration Statement)
10.3(l)	Director Time-Based Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 to the Form S-8 Registration Statement)
10.3(m)	Employee Time-Based Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2022, filed with the SEC on October 25, 2022)
10.3(n)	Executive Leadership Team Time-Based Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2022, filed with the SEC on with the SEC on October 25, 2022)
10.3(o)	Executive Leadership Team Performance Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the Quarter end September 30, 2022, filed with the SEC on October 25, 2022)
10.3(p)	Director Time-Based Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2022, filed with the SEC on October 25, 2022)
10.4(a)	Credit Agreement, dated as of January 17, 2019, between Independent Bank Group, Inc., in favor of U.S. Bank National Association (incorporated herein by reference to Exhibit 10.1(a) to the Company’s Current Report on Form 8-K, dated January 17, 2019)
10.4(b)	Revolving Credit Note, dated January 17, 2019, by Independent Bank Group, Inc. in favor of U.S. Bank National Association (incorporated herein by reference to Exhibit 10.1(b) to the Company’s Current Report on Form 8-K, dated January 17, 2019)
10.4(c)	Negative Pledge Agreement, dated as of January 17, 2019, by the Company, in favor of U.S. Bank National Association (incorporated herein by reference to Exhibit 10.1(c) to the Company’s Current Report on Form 8-K, dated January 17, 2019)
10.4(d)	First Amendment to Credit Agreement between Independent Bank Group, Inc. and U.S. Bank National Association, dated January 17, 2020 (incorporated by reference to Exhibit 10.4(d) to the Company’s Annual Report on Form 10-K/A dated March 6, 2020)
10.4(e)	Second Amendment to Credit Agreement between Independent Bank Group, Inc. and U.S. Bank National Association, dated January 17, 2021 (incorporated by reference to Exhibit 10.4(e) to the Company’s Annual Report on Form 10-K for the Year ended December 31, 2020 filed with the SEC on March 1, 2021)
10.4(f)	Third Amendment to Credit Agreement between Independent Bank Group, Inc. and U.S. Bank National Association, dated January 17, 2022 (incorporated by reference to Exhibit 10.4(f) to the Company’s Annual Report on Form 10-K for the Year ended December 31, 2021 filed with the SEC on February 25, 2022)
10.4(g)	Fourth Amendment to Credit Agreement between Independent Bank Group, Inc. and U.S Bank National Association, dated February 16, 2022 (incorporated by reference to Exhibit 10.4(g) to the Company’s Annual Report on Form 10-K for the Year ended December 31, 2021 filed with the SEC on February 25, 2022)
10.4(h)*	Fifth Amendment to Credit Agreement between Independent Bank Group, Inc. and US Bank National Association, dated February 16, 2023
10.5	Employment Agreement by and between Independent Bank Group, Inc. and John G. Turpen dated July 15, 2021(incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2021 filed with the SEC on October 28, 2021)
10.6(a)	Form of Change in Control Agreement, dated July 26, 2016, between the Company and certain Executive Officers (incorporated herein by reference to Exhibit 10.1(a) to the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2016, filed with the SEC on October 27, 2016)
10.6(b)*	Schedule of Executive Officers who have executed a Change in Control Agreement
10.7	Separation Agreement and Release dated July 28 2022 by and between Michelle S. Hickox and Independent Bank and joined in by the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on October 25, 2022)
21.1	Subsidiaries of Independent Bank Group, Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K/A dated March 6, 2020)
23.1*	Consent of RSM US LLP, Independent Registered Public Accounting Firm of Independent Bank Group, Inc.*

31.1*	Chief Executive Officer Section 302 Certification
31.2*	Chief Financial Officer Section 302 Certification
32.1***	Chief Executive Officer Section 906 Certification
32.2***	Chief Financial Officer Section 906 Certification
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

*   Filed herewith as an Exhibit

**   Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

***   Furnished herewith as an Exhibit

(b)   Exhibits. See the exhibit list included in Item 15(a)3 of this Annual Report on Form 10-K.

(c)   Financial Statement Schedules. See Item 15(a)2 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Independent Bank Group, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Independent Bank Group, Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 21, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans
As described in Notes 1 and 5 of the financial statements, the Company's allowance for credit losses on loans totaled $148.8 million as of December 31, 2022. The allowance for credit losses on loans is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. For determining the appropriate allowance for credit losses on a collective basis, the loan portfolio is segmented into pools based upon similar risk characteristics and a lifetime loss-rate model is utilized. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, credit quality, or term as well as changes in environmental conditions, such as changes in unemployment rates, gross domestic product, property values or other relevant factors. Management has determined that they are reasonably able to forecast the macroeconomic variables used in the modeling processes with an acceptable degree of confidence for a total of two years then encompassing a reversion process whereby the forecasted macroeconomic variables are reverted to their historical mean utilizing a rational, systematic basis. Management qualitatively adjusts model results for risk factors that are not considered within the modeling processes but are nonetheless relevant in assessing the expected credit losses within the loan pools. These qualitative factor adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The determination of the forecasts and qualitative factors requires a significant amount of judgment by management and the estimate is highly sensitive to changes in significant assumptions.

We identified the determination of forecasts and qualitative factors applied to the allowance for credit losses on loans as a critical audit matter because auditing the forecasts and qualitative factors required a high degree of auditor judgment, as the estimate is highly sensitive to changes in significant assumptions.

Our audit procedures related to the forecasts and qualitative factors applied to the allowance for credit losses on loans included the following, among others:

- We obtained an understanding of the relevant controls related to the development of forecasts and qualitative factors and tested such controls for design and operating effectiveness, including controls over management's establishment, review and approval of the forecasts and qualitative factors and data used in determining the forecasts and qualitative factors.
- We tested management's process and evaluated the reasonableness of their judgements and assumptions to develop the forecasts and qualitative factors, which included:
  - Testing the accuracy of the data inputs used by management as a basis for the forecasts and qualitative factors by comparing to internal and external source data and assessing the reasonableness of the magnitude and directional consistency of the adjustments for such.
  - Evaluating whether management's conclusions were consistent with Company provided internal data and external or independently sourced data and agreeing the impact to the allowance calculation.

/s/ RSM US LLP

We have served as the Company's auditor since 2001.

Dallas, Texas
February 21, 2023

Independent Bank Group, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2022 and 2021
(Dollars in thousands, except share information)

		December 31,		
Assets		2022		2021
Cash and due from banks	$	134,183	$	243,926
Interest-bearing deposits in other banks		520,139		2,364,518
Cash and cash equivalents		654,322		2,608,444
Certificates of deposit held in other banks		496		3,245
Securities available for sale, at fair value		1,691,784		2,006,727
Securities held to maturity, net of allowance for credit losses of $0 and $0, respectively		207,059		—
Loans held for sale (includes $10,612 and $28,249 carried at fair value, respectively)		11,310		32,124
Loans, net of allowance for credit losses of $148,787 and $148,706, respectively		13,760,576		12,290,740
Premises and equipment, net		355,368		308,023
Other real estate owned		23,900		—
Federal Home Loan Bank (FHLB) of Dallas stock and other restricted stock		23,436		21,573
Bank-owned life insurance (BOLI)		240,448		235,637
Deferred tax asset		78,669		26,178
Goodwill		994,021		994,021
Other intangible assets, net		62,999		75,490
Other assets		154,026		130,446
Total assets	$	18,258,414	$	18,732,648
Liabilities and Stockholders' Equity				
Deposits:				
Noninterest-bearing	$	4,736,830	$	5,066,588
Interest-bearing		10,384,587		10,487,320
Total deposits		15,121,417		15,553,908
FHLB advances		300,000		150,000
Other borrowings		267,066		283,371
Junior subordinated debentures		54,419		54,221
Other liabilities		130,129		114,498
Total liabilities		15,873,031		16,155,998
Commitments and contingencies				
Stockholders' equity:				
Preferred stock (0 and 0 shares outstanding, respectively)		—		—
Common stock (41,190,677 and 42,756,234 shares outstanding, respectively)		412		428
Additional paid-in capital		1,959,193		1,945,497
Retained earnings		638,354		625,484
Accumulated other comprehensive (loss) income		(212,576)		5,241
Total stockholders' equity		2,385,383		2,576,650
Total liabilities and stockholders' equity	$	18,258,414	$	18,732,648

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands, except per share information)

		Years Ended December 31,				
		2022		2021		2020
Interest income:						
Interest and fees on loans	$	602,210	$	547,931	$	579,085
Interest on taxable securities		32,944		22,754		19,150
Interest on nontaxable securities		10,360		8,344		8,472
Interest on interest-bearing deposits and other		9,503		4,533		4,799
Total interest income		655,017		583,562		611,506
Interest expense:						
Interest on deposits		77,628		44,199		76,266
Interest on FHLB advances		2,017		2,038		4,170
Interest on other borrowings		14,451		15,247		12,462
Interest on junior subordinated debentures		2,713		1,756		2,162
Total interest expense		96,809		63,240		95,060
Net interest income		558,208		520,322		516,446
Provision for credit losses		4,490		(9,000)		42,993
Net interest income after provision for credit losses		553,718		529,322		473,453
Noninterest income:						
Service charges on deposit accounts		12,204		9,842		9,303
Investment management fees		9,146		8,586		7,546
Mortgage banking revenue		8,938		23,157		36,491
Mortgage warehouse purchase program fees		2,676		6,908		6,088
(Loss) gain on sale of loans		(1,844)		56		356
Gain (loss) on sale of other real estate		—		63		(36)
Gain on sale of securities available for sale		—		13		382
(Loss) gain on sale and disposal of premises and equipment		(494)		(304)		370
Increase in cash surrender value of BOLI		5,371		5,209		5,347
Other		15,469		12,987		19,216
Total noninterest income		51,466		66,517		85,063
Noninterest expense:						
Salaries and employee benefits		212,087		180,336		157,540
Occupancy		42,938		40,688		39,210
Communications and technology		24,937		22,355		23,113
FDIC assessment		6,883		5,865		6,912
Advertising and public relations		2,106		1,097		2,416
Other real estate owned expenses, net		31		4		487
Impairment of other real estate		—		—		784
Amortization of other intangible assets		12,491		12,580		12,671
Professional fees		15,571		15,530		12,630
Acquisition expense, including legal		—		—		16,225
Other		41,845		35,151		34,146
Total noninterest expense		358,889		313,606		306,134
Income before taxes		246,295		282,233		252,382
Income tax expense		50,004		57,483		51,173
Net income	$	196,291	$	224,750	$	201,209
Basic earnings per share	$	4.71	$	5.22	$	4.67
Diluted earnings per share	$	4.70	$	5.21	$	4.67

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

	Years Ended December 31,		
	2022	2021	2020
Net income	$ 196,291	$ 224,750	$ 201,209
Other comprehensive (loss) income:			
Unrealized (losses) gains on securities:			
Unrealized (losses) gains arising during the period, excluding the change attributable to available for sale securities reclassified to held to maturity	(265,551)	(38,292)	21,540
Tax effect	(55,766)	(8,041)	4,210
Unrealized (losses) gains arising during the period, net of tax, excluding the change attributable to available for sale securities reclassified to held to maturity	(209,785)	(30,251)	17,330
Change in net unamortized gains on available for sale securities reclassified into held to maturity securities	(21)	—	—
Tax effect	(4)	—	—
Change in net unamortized gains on available for sale securities reclassified into held to maturity securities, net of tax	(17)	—	—
Reclassification of amount of gains realized through sale of securities	—	(13)	(382)
Tax effect	—	(3)	(75)
Reclassification of amount of gains realized through sale of securities, net of tax	—	(10)	(307)
Change in unrealized (losses) gains on securities, net of tax	(209,802)	(30,261)	17,023
Unrealized losses on derivative financial instruments:			
Unrealized holding losses arising during the period	(10,916)	(455)	—
Tax effect	(2,292)	(96)	—
Unrealized losses arising during the period, net of tax	(8,624)	(359)	—
Reclassification of amount of losses (gains) recognized into income	771	(597)	—
Tax effect	162	(125)	—
Reclassification of amount of losses (gains) recognized into income, net of tax	609	(472)	—
Change in unrealized losses on derivative financial instruments	(8,015)	(831)	—
Other comprehensive (loss) income, net of tax	(217,817)	(31,092)	17,023
Comprehensive (loss) income	$ (21,526)	$ 193,658	$ 218,232

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands, except for par value, share and per share information)

	Preferred Stock $0.01 Par Value 10 million shares authorized	Common Stock $0.01 Par Value 100 million shares authorized		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount				
Balance, December 31, 2019	$ —	42,950,228	$ 430	$ 1,926,359	$ 393,674	$ 19,310	$ 2,339,773
Net income	—	—	—	—	201,209	—	201,209
Other comprehensive income, net of tax	—	—	—	—	—	17,023	17,023
Common stock repurchased	—	(112,499)	(1)	—	(5,818)	—	(5,819)
Restricted stock forfeited	—	(10,915)	—	—	—	—	—
Restricted stock granted	—	310,290	2	(2)	—	—	—
Stock based compensation expense	—	—	—	8,450	—	—	8,450
Cash dividends ($1.05 per share)	—	—	—	—	(45,265)	—	(45,265)
Balance, December 31, 2020	$ —	43,137,104	$ 431	$ 1,934,807	$ 543,800	$ 36,333	$ 2,515,371
Cumulative effect of change in accounting principle	—	—	—	—	(53,880)	—	(53,880)
Adjusted beginning balance	—	43,137,104	431	1,934,807	489,920	36,333	2,461,491
Net income	—	—	—	—	224,750	—	224,750
Other comprehensive loss, net of tax	—	—	—	—	—	(31,092)	(31,092)
Common stock repurchased	—	(461,068)	(4)	—	(32,128)	—	(32,132)
Restricted stock forfeited	—	(35,265)	—	—	—	—	—
Restricted stock granted	—	115,463	1	(1)	—	—	—
Stock based compensation expense	—	—	—	10,691	—	—	10,691
Cash dividends ($1.32 per share)	—	—	—	—	(57,058)	—	(57,058)
Balance, December 31, 2021	$ —	42,756,234	$ 428	$ 1,945,497	$ 625,484	$ 5,241	$ 2,576,650
Net income	—	—	—	—	196,291	—	196,291
Other comprehensive loss, net of tax	—	—	—	—	—	(217,817)	(217,817)
Common stock repurchased	—	(1,704,324)	(17)	—	(119,729)	—	(119,746)
Restricted stock forfeited	—	(10,393)	—	—	—	—	—
Restricted stock granted	—	149,160	1	(1)	—	—	—
Stock based compensation expense	—	—	—	13,697	—	—	13,697
Cash dividends ($1.52 per share)	—	—	—	—	(63,692)	—	(63,692)
Balance, December 31, 2022	$ —	41,190,677	$ 412	$ 1,959,193	$ 638,354	$ (212,576)	$ 2,385,383

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

		Years Ended December 31,			
		2022		2021	2020
Cash flows from operating activities:					
Net income	$	196,291	$	224,750 $	201,209
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation expense		14,934		12,385	12,728
Accretion income recognized on loans		(10,022)		(21,174)	(30,378)
Amortization of other intangibles assets		12,491		12,580	12,671
Amortization of premium on securities, net		7,377		5,226	2,892
Amortization of discount and origination costs on borrowings		893		894	720
Stock based compensation expense		13,697		10,691	8,450
Excess tax (benefit) expense on restricted stock vested		(703)		(691)	243
FHLB stock dividends		(328)		(128)	(567)
Loss (gain) on sale and disposal of premises and equipment		494		304	(370)
Loss (gain) on sale of loans		1,844		(56)	(356)
Gain on sale of securities available for sale		—		(13)	(382)
(Gain) loss on sale of other real estate owned		—		(63)	36
Impairment of other real estate		—		—	784
Impairment of other assets		4,442		124	462
Deferred tax expense (benefit)		5,168		5,353	(1,633)
Provision for credit losses		4,490		(9,000)	42,993
Increase in cash surrender value of BOLI		(5,371)		(5,209)	(5,347)
Excess benefit claim on BOLI		(784)		—	—
Net gain on mortgage loans held for sale		(4,469)		(21,799)	(38,175)
Originations of loans held for sale		(287,960)		(659,536)	(901,163)
Proceeds from sale of loans held for sale		313,243		731,858	892,336
Net change in other assets		(24,059)		14,293	(35,025)
Net change in other liabilities		(24,434)		(23,356)	(7,833)
Net cash provided by operating activities		217,234		277,433	154,295
Cash flows from investing activities:					
Investment securities available for sale:					
Proceeds from maturities, calls and paydowns		7,203,267		7,403,109	5,507,844
Proceeds from sales		—		9,294	13,862
Purchases		(7,277,267)		(8,308,955)	(5,570,815)
Investment securities held to maturity:					
Purchases		(91,065)		—	—
Proceeds from maturities of certificates of deposit held in other banks		2,749		1,237	1,237
Proceeds from benefit claim of BOLI		1,344		—	—
Purchase of bank owned life insurance contracts		—		(10,000)	—
Purchases of FHLB stock and other restricted stock		(4,702)		(1,190)	(27,037)
Proceeds from redemptions of FHLB stock and other restricted stock		3,167		50	37,351
Proceeds from sale of loans		25,649		3,034	19,181
Net loans originated held for investment		(1,965,745)		14,805	(674,142)
Originations of mortgage warehouse purchase loans		(13,260,099)		(30,418,842)	(25,833,339)
Proceeds from pay-offs of mortgage warehouse purchase loans		13,736,848		31,083,791	25,066,859
Additions to premises and equipment		(62,961)		(71,356)	(21,135)
Proceeds from sale of premises and equipment		188		21	2,022
Proceeds from sale of other real estate owned		—		538	6,724
Net cash used in investing activities		(1,688,627)		(294,464)	(1,471,388)

Independent Bank Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash flows from financing activities:			
Net (decrease) increase in demand deposits, money market and savings accounts	(792,316)	1,508,335	2,871,869
Net increase (decrease) in time deposits	359,825	(353,354)	(414,278)
Proceeds from FHLB advances	375,000	—	1,600,000
Repayments of FHLB advances	(225,000)	(225,000)	(1,550,000)
Proceeds from other borrowings	111,000	75,000	156,489
Repayments of other borrowings	(128,000)	(104,500)	(47,086)
Repurchase of common stock	(119,746)	(32,132)	(5,819)
Dividends paid	(63,492)	(56,861)	(45,265)
Net cash (used in) provided by financing activities	(482,729)	811,488	2,565,910
Net change in cash and cash equivalents	(1,954,122)	794,457	1,248,817
Cash and cash equivalents at beginning of period	2,608,444	1,813,987	565,170
Cash and cash equivalents at end of period	$ 654,322	$ 2,608,444	$ 1,813,987

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 1. Summary of Significant Accounting Policies

Nature of operations: Independent Bank Group, Inc. (IBG) through its subsidiary, Independent Bank, a Texas state banking corporation, doing business as Independent Financial (Bank) (collectively known as the Company), provides a full range of banking services to individual and corporate customers in the North, Central and Southeast, Texas areas and along the Colorado Front Range, through its various branch locations in those areas. The Company is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, and investment and liquidity management activities. The Company's primary deposit products are demand deposits, money market accounts and certificates of deposit, and its primary lending products are commercial business and real estate, real estate mortgage and consumer loans.

Basis of presentation: The accompanying consolidated financial statements include the accounts of IBG and all other entities in which IBG has controlling financial interest. All material intercompany transactions and balances have been eliminated in consolidation. In addition, the Company wholly-owns nine statutory business trusts that were formed for the purpose of issuing trust preferred securities and do not meet the criteria for consolidation (See Note 11. Junior Subordinated Debentures).

Accounting standards codification: The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) is the officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative.

Segment reporting: The Company has one reportable segment. The Company's chief operating decision-maker uses consolidated results to make operating and strategic decisions.

Reclassifications: Certain prior period financial statement and disclosure amounts have been reclassified to conform to current period presentation. The reclassifications have no effect on net income or stockholders' equity as previously reported.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The material estimates included in the financial statements relate to the allowance for credit losses, the valuation of goodwill and valuation of assets and liabilities acquired in business combinations.

Cash and cash equivalents: For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. The Company maintains deposits with other financial institutions in amounts that exceed FDIC insurance coverage. The Company's management monitors the balance in these accounts and periodically assesses the financial condition of the other financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash or cash equivalents.

Restricted cash: The Company maintains cash collateral balances which have been pledged to derivative counterparties and are legally restricted as to use.

Certificates of deposit: Certificates of deposit are FDIC insured deposits in other financial institutions with original maturities of five years or less and are carried at cost.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Securities: Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity are classified as available for sale. Securities available for sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of tax. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

The amortization of premiums and accretion of discounts, computed by the interest method generally over their contractual lives, are recognized in interest income. Premiums on callable securities are amortized to their earliest call date. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date.

Loans held for sale: The Company originates residential mortgage loans that may subsequently be sold to unaffiliated third parties. The Company elected the fair value option for certain residential mortgage loans held for sale in accordance with ASC 825, *Financial Instruments.* This election allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting under ASC 815, *Derivatives and Hedging.* The Company has not elected the fair value option for other residential mortgage loans held for sale primarily because they are not economically hedged using derivative instruments. Mortgage loans originated and intended for sale not recorded under the fair value option are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All mortgage loans held for sale are sold without servicing rights retained. Gains and losses on sales of loans are recognized in noninterest income at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans.

Loans held for investment: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance, net of unearned interest, purchase premiums and discounts, deferred loan fees or costs and an allowance for credit losses. Loan origination fees, net of direct origination costs, are deferred and recognized as an adjustment to the related loan yield using the effective interest method without anticipating prepayments. Further information regarding the Company's accounting policies related to past due loans, non-accrual loans, collateral dependent loans and troubled-debt restructurings is presented in Note 5. Loans, Net and Allowance for Credit Losses on Loans.

Acquired loans: In accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*, loans acquired in connection with a business combination are recorded at their acquisition-date fair value. The allowance for credit losses related to the acquired loan portfolio is not carried over. Acquired loans are classified into two categories based on the credit risk characteristics of the underlying borrowers as either purchased credit deteriorated (PCD) loans, or loans with no evidence of credit deterioration (non-PCD).

PCD loans are defined as a loan or pool of loans that have experienced more-than-insignificant credit deterioration since the origination date. For PCD loans, an initial allowance is established on the acquisition date using the same methodology as other loans held for investment and combined with the fair value of the loan to arrive at acquisition date amortized cost. Accordingly, no provision for credit losses is recognized on PCD loans at the acquisition date. Subsequent to the acquisition date, changes to the allowance are recognized in the provision for credit losses.

Non-PCD loans are pooled into segments together with originated held for investment loans that share similar risk characteristics and have an allowance established on the acquisition date, which is recognized in the current period provision for credit losses.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Determining the fair value of the acquired loans involves estimating the principal and interest payment cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. For PCD loans, the non-credit discount or premium is allocated to individual loans as determined by the difference between the loan's unpaid principal balance and amortized cost basis. The non-credit premium or discount is recognized into interest income on a level yield basis over the remaining expected life of the loan. For non-PCD loans, the fair value discount or premium is allocated to individual loans and recognized into interest income on a level yield basis over the remaining expected life of the loan.

Allowance for credit losses: Refer to Note 2. Recent Accounting Standards for discussion of the adoption of ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326),* effective January 1, 2021.

Allowance for credit losses - loans: The allowance for credit losses on loans is a valuation account that is deducted from the amortized cost basis of loans to present management's best estimate of the net amount expected to be collected. Loans, or portions thereof, are charged-off against the allowance for credit losses when management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance is increased (decreased) by provisions (or reversals of) reported in the income statement as a component of provision for credit losses. Management has made the accounting policy election to exclude accrued interest receivable on loans from the estimate of credit losses and reports accrued interest separately in other assets in the consolidated balance sheets. Further information regarding Company policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 5. Loans, Net and Allowance for Credit Losses on Loans.

Allowance for credit losses - available for sale securities: For available for sale securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more-likely-than-not that it will be required to sell the securities before recovery of the amortized cost basis. If either of these criteria is met, the securities amortized cost basis is written down to fair value as a current period expense. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making this assessment, management may consider various factors including the extent to which fair value is less than amortized cost, performance of any underlying collateral and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess of the amortized cost basis over the present value of expected cash flows is recorded as an allowance for credit loss, limited to the amount by which the fair value is less than the amortized cost basis. Any impairment not recorded through an allowance for credit loss is recognized in other comprehensive income as a non credit-related impairment.

Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit losses. Available for sale securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Allowance for credit losses - held to maturity securities: The allowance for credit losses on held to maturity securities is a valuation account that is deducted from the amortized cost basis of held to maturity securities to present management's best estimate of the net amount expected to be collected. Held to maturity securities are charged-off against the allowance when deemed uncollectible by management. Adjustments to the allowance are reported in the income statement as a component of provision for credit losses. Management measures expected credit losses on held to maturity securities on a collective basis by major security type with each type sharing similar risk characteristics and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Management has made the accounting policy election to exclude accrued interest receivable on available for sale and held to maturity securities from the estimate of credit losses and report accrued interest separately in other assets in the consolidated balance sheet.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Allowance for credit losses on off-balance sheet credit exposures: The allowance for credit losses on off-balance sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. The allowance is reported as a component of other liabilities in the consolidated balance sheets. Adjustments to the allowance are reported in the income statement as a component of provision for credit losses. Further information regarding Company policies and methodology used to estimate the allowance for credit losses on off-balance sheet credit exposures is presented in Note 13. Off-Balance Sheet Arrangements, Commitments and Contingencies.

Premises and equipment, net: Land is carried at cost. Bank premises, furniture and equipment and aircraft are carried at cost, less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets, which range from three to thirty years. Real property acquired after January 1, 2019, accounts for depreciation using the straight-line method over the estimated useful lives of the assets considering the salvage value of the real property.

Leasehold improvements are carried at cost and are depreciated over the shorter of the estimated useful life or the lease period.

Software: Costs incurred in connection with development or purchase of internal use software and cloud computing arrangements, including in-substance software licenses, are capitalized. Amortization is computed on a straight-line basis over the estimated useful life of the asset, which generally ranges from one to five years. Capitalized software is included in other assets in the consolidated balance sheets.

Leases: The Company's leases are accounted for under ASC Topic 842, *Leases*. For operating leases with a term greater than one year, the Company recognizes operating right-of-use (ROU) lease assets and operating lease liabilities, which are recorded in other assets and other liabilities, respectively, in the consolidated balance sheets. The Company determines if an arrangement is a lease at inception. Operating ROU lease assets and related liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate referenced to the Federal Home Loan Bank Secure Connect advance rates for borrowings of similar terms in determining the present value of lease payments. The operating ROU lease asset also includes any lease pre-payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which the Company has elected to account for separately as the non-lease component amounts are readily determinable under most leases.

Long-term assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other real estate owned: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.

Revenue and expenses from operations of other real estate owned and impairment charges on other real estate are included in noninterest expense. Gains and losses on sale of other real estate are included in noninterest income.

Goodwill and other intangible assets, net: Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is tested for impairment annually on December 31 or on an interim basis if an event triggering impairment may have occurred. If a reporting unit's carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. As of December 31, 2022, the fair value of the Company's stock price and calculated market capitalization exceeded its carrying value.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Core deposit intangibles and other acquired customer relationship intangibles arising from bank acquisitions are amortized on a straight-line basis over their estimated useful lives of ten years and thirteen years, respectively. Other intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows.

Restricted stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB of Dallas and other restricted stock do not have readily determinable fair values as ownership is restricted and they lack a ready market. As a result, these stocks are carried at cost and evaluated periodically by management for impairment. Both cash and stock dividends are reported as income.

Bank-owned life insurance: Bank-owned life insurance is recorded at the amount that can be realized under the insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the net cash surrender value of the policies, as well as insurance proceeds received are reflected in noninterest income.

Income taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The effect of a change in tax rates on deferred assets and liabilities is recognized in income taxes during the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount more likely than not to be realized. Realization of deferred tax assets is dependent upon the level of historical income, prudent and feasible tax planning strategies, reversals of deferred tax liabilities and estimates of future taxable income.

The Company evaluates uncertain tax positions at the end of each reporting period. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Any interest and/or penalties related to income taxes are reported as a component of income tax expense.

Loan commitments and related financial instruments: In the ordinary course of business, the Company has entered into certain off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Stock based compensation: Compensation cost is recognized for restricted stock awards/stock units issued to employees based on the market price of the Company's common stock on the grant date. Stock-based compensation expense is generally recognized using the straight-line method over the requisite service period for time-based awards. Compensation expense for performance stock units is recognized over the service period of the award based upon the probable number of units expected to vest. The impact of forfeitures of stock-based payment awards on compensation expense is recognized as forfeitures occur.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising costs: Advertising costs are expensed as incurred.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Business combinations: The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Adjustments identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. Acquisition-related costs are expensed as incurred.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available for sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. For securities transferred from available for sale to the held to maturity classification, the remaining pre-tax gains and losses will be amortized over the remaining life of the securities, as an adjustment of yield on the transferred securities. For cash flow hedges, gains and losses on the derivative(s) are recorded in accumulated other comprehensive income and subsequently reclassified into interest income in the same period that the hedged transaction affects earnings.

Fair values of financial instruments: Accounting standards define fair value, establish a framework for measuring fair value in GAAP, and require certain disclosures about fair value measurements (see Note 17. Fair Value Measurements). In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Derivative financial instruments: The Company enters into certain derivative financial instruments: interest rate lock commitments, forward mortgage-backed securities trades and interest rate swaps. The accounting for changes in fair value depends on the intended use of the derivative. Changes in fair value of derivatives designated in a qualifying hedge relationship are recorded in accumulated other comprehensive income. Changes in fair value of derivatives not designated in a qualifying hedge relationship are recognized directly in earnings. All derivatives are carried at fair value in either other assets or other liabilities. See Note 18. Derivative Financial Instruments for further information regarding Company policy.

Mortgage banking: This revenue category reflects the Company's mortgage production revenue, including fees and income derived from mortgages originated with the intent to sell, gains on sales of mortgage loans and the initial and subsequent changes in the fair value of the mortgage derivatives. Interest earned on mortgage loans is recorded in interest income.

Revenue recognition: ASC Topic 606, R*evenue from Contracts with Customers (ASC 606)*, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The majority of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans, letters of credit, and investment securities, as well as revenue related to mortgage banking activities, and BOLI, as these activities are subject to other accounting guidance. Descriptions of revenue-generating activities that are within the scope of ASC 606, and are presented in the accompanying Consolidated Statements of Income as components of noninterest income, are as follows:

- Service charges on deposit accounts - these represent general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when the performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

- Investment management - includes income related to providing investment management services to customers under investment management contracts. Also included are fees received from a third party broker-dealer as part of a revenue-sharing agreement for fees earned from customers that are referred to a third party. The investment management fees and referral fees are billed and paid on a quarterly basis and recognized ratably throughout the quarter as performance obligations are satisfied.

- Mortgage warehouse purchase program fees - includes fees for the administration and funding of mortgage loans, as well as renewal and application fees received from mortgage originator customers through our mortgage warehouse purchase program. Revenue related to the warehouse program is recognized when the related loan interest is paid off or upon renewal or application.

- Gains and losses on the sale of other real estate owned - generally recognized when the performance obligation is complete which is typically at delivery of control over the property to the buyer at time of each real estate closing.

- Other noninterest income - includes the Company's correspondent bank earnings credit, acquired loan recoveries, other deposit fees, and merchant interchange income. The majority of these fees in other noninterest income are not subject to the requirements of ASC 606. The other deposit fees and merchant interchange income are in the scope of ASC 606, and payment for such performance obligations are generally received at the time the performance obligations are satisfied.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affect the determination of the amount and timing of revenue from the above-described contracts with customers.

Subsequent events: Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial statement preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated subsequent events through the date of filing these financial statements with the Securities and Exchange Commission (SEC) and noted no subsequent events requiring financial statement recognition or disclosure, except as disclosed in Note 22. Subsequent Events.

Earnings per share: Basic earnings per common share is calculated as net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. The unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under participating nonvested restricted stock awards as well as performance stock units (PSUs). The participating nonvested restricted stock awards were not included in dilutive shares as they were anti-dilutive for the years ended December 31, 2022, 2021 and 2020. Proceeds from the assumed exercise of dilutive participating nonvested restricted stock awards and PSUs are assumed to be used to repurchase common stock at the average market price.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The following table presents a reconciliation of net income available to common shareholders and the number of shares used in the calculation of basic and diluted earnings per common share.

		Years Ended December 31,				
		2022		2021		2020
Basic earnings per share:						
Net income	$	196,291	$	224,750	$	201,209
Less:						
Undistributed earnings allocated to participating securities		1,037		1,576		1,311
Dividends paid on participating securities		494		534		380
Net income available to common shareholders	$	194,760	$	222,640	$	199,518
Weighted average basic shares outstanding		41,385,516		42,666,007		42,754,606
Basic earnings per share	$	4.71	$	5.22	$	4.67
Diluted earnings per share:						
Net income available to common shareholders	$	194,760	$	222,640	$	199,518
Total weighted average basic shares outstanding		41,385,516		42,666,007		42,754,606
Add dilutive performance stock units		83,259		58,785		—
Total weighted average diluted shares outstanding		41,468,775		42,724,792		42,754,606
Diluted earnings per share	$	4.70	$	5.21	$	4.67
Anti-dilutive participating securities		124,503		181,016		58,359

Note 2. Recent Accounting Pronouncements

Adoption of accounting standards

ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.* ASU 2022-06 extends the period of time preparers can utilize the reference rate reform relief guidance provided by ASU 2020-04 and ASU 2021-01, which are discussed below. ASU 2022-06, which was effective upon issuance, defers the sunset date of this prior guidance from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief guidance in Topic 848. The adoption of ASU 2022-06 did not significantly impact the financial statements.

ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) (ASC 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). On January 1, 2021, the Company adopted ASU 2016-13 and related amendments. The measurement of current expected credit losses (CECL) methodology is applicable to financial assets measured at amortized cost, including loan receivables and held to maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). The CECL model requires the measurement of all expected credit losses on applicable financial assets based on historical experience, current conditions, and reasonable and supportable forecasts. In addition, ASU 2016-13 includes certain changes to the accounting for available for sale securities such as requiring credit-related impairments to be recognized as an allowance for credit losses rather than as a direct write-down of the securities amortized cost basis when management does not intend to sell or believes that it is more likely than not they will be required to sell securities prior to recovery of the securities amortized cost basis.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The Company adopted ASU 2016-13 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. As a result of this adoption, the Company recognized a cumulative effect reduction to retained earnings totaling $53,880, net of a recorded deferred tax asset of $15,113, and reclassed $13,035 of allowance for credit loss related to financial assets purchased with credit deterioration (PCD) that were previously classified as purchased credit impaired (PCI) and accounted for under ASC 310-30 as discussed below. Results for periods beginning after January 1, 2021 are presented in accordance with ASU 2016-13 while prior period amounts continue to be reported in accordance with previously applicable GAAP.

The Company adopted ASU 2016-13 using the prospective transition approach for PCD assets. In accordance with the standard, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. On January 1, 2021, the amortized cost basis of the PCD assets were adjusted to reflect the addition of the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) was accreted into interest income at the effective interest rate as of January 1, 2021.

The following table illustrates the impact of ASU 2016-13 on the allowances for credit losses as of January 1, 2021, the date of adoption:

| | January 1, 2021 | | | |
	Pre-Adoption Allowance	Impact of Adoption	Initial allowance on loans purchased with credit deterioration	Post-Adoption Allowance
Assets:				
Allowance for credit losses on Loans:				
Commercial	$ 27,311	$ 12,775	$ 4,328	$ 44,414
Commercial real estate	36,698	29,108	7,640	73,446
Commercial construction, land and land development	13,425	22,008	927	36,360
Residential real estate	6,786	(2,255)	140	4,671
Single-family interim construction	2,156	7,179	—	9,335
Agricultural	337	(178)	—	159
Consumer	684	(334)	—	350
Unallocated	423	(423)	—	—
	$ 87,820	$ 67,880	$ 13,035	$ 168,735
Liabilities:				
Allowance for credit losses on off-balance sheet credit exposures	$ —	$ 1,113	$ —	$ 1,113

ASU 2020-08, *Codification Improvements to Subtopic 310-20, Receivables - Nonrefundable Fees and Other Costs*. ASU 2020-08 clarifies the accounting for the amortization of purchase premiums for callable debt securities with multiple call dates. ASU 2020-08 was effective for the Company on January 1, 2021 and did not have a significant impact on our financial statements.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* and subsequent clarifying update ASU 2021-01 *Reference Rate Reform (Topic 848); Scope.* ASU 2020-04 provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. ASU 2021-01 clarifies that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU 2021-01 also amends the expedients and exceptions in ASC 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. These ASUs were effective upon issuance and based upon the amendment provided in ASU 2022-06 discussed above, can generally be applied through December 31, 2024. The adoption of these ASUs did not significantly impact our financial statements or disclosures.

ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* The guidance issued in this update simplified the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 also simplified aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarified the accounting for transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 was effective for the Company on January 1, 2021 and did not have a significant impact on our financial statements.

Newly issued but not yet effective accounting standards

ASU 2022-01, *Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method.* Under prior guidance, entities can apply the last-of-layer hedging method to hedge the exposure of a closed portfolio of prepayable financial assets to fair value changes due to changes in interest rates for a portion of the portfolio that is not expected to be affected by prepayments, defaults, and other events affecting the timing and amount of cash flows. ASU 2022-01 expands the last-of-layer method, which permits only one hedge layer, to allow multiple hedged layers of a single closed portfolio. To reflect that expansion, the last-of-layer method is renamed the portfolio layer method. ASU 2022-01 also (i) expands the scope of the portfolio layer method to include non-prepayable financial assets, (ii) specifies eligible hedging instruments in a single-layer hedge, (iii) provides additional guidance on the accounting for and disclosure of hedge basis adjustments under the portfolio layer method and (iv) specifies how hedge basis adjustments should be considered when determining credit losses for the assets included in the closed portfolio. ASU 2022-01 will be effective for the Company on January 1, 2023. The adoption of ASU 2022-01 is not expected to have a significant impact on the financial statements.

ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.* ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings in ASC Subtopic 310-40, *Receivables - Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC Subtopic 326-20, *Financial Instruments - Credit Losses - Measured at Amortized Cost*. ASU 2022-02 will be effective for the Company on January 1, 2023. The adoption of ASU 2022-02 is not expected to have a significant impact on the financial statements.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 3. Statement of Cash Flows

As allowed by the accounting standards, the Company has chosen to report, on a net basis, its cash receipts and cash payments for time deposits accepted and repayments of those deposits, and loans made to customers and principal collections on those loans. The Company uses the indirect method to present cash flows from operating activities. Other supplemental cash flow information is presented below:

	Years Ended December 31,		
	2022	2021	2020
Cash transactions:			
Interest expense paid	$ 92,506	$ 65,336	$ 97,246
Income taxes paid	$ 46,570	$ 58,083	$ 54,842
Noncash transactions:			
Deferred dividend equivalents	$ 200	$ 197	$ —
Transfer of loans to other real estate owned	$ 23,900	$ —	$ 5,239
Loans to facilitate the sale of other real estate owned	$ —	$ —	$ 2,039
Transfer of securities available for sale to held to maturity	$ 117,583	$ —	$ —
Right-of-use assets obtained in exchange for lease liabilities	$ 4,011	$ 5,156	$ 105
Loans purchased, not yet settled	$ 27,210	$ 29,332	$ 9,442

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 4. Securities

Securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31, 2022 and 2021, are as follows:

	Amortized Cost [1]	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2022				
U.S. treasuries	$ 259,675	$ —	$ (20,265)	$ 239,410
Government agency securities	468,994	—	(84,479)	384,515
Obligations of state and municipal subdivisions	264,419	106	(13,294)	251,231
Corporate bonds	43,000	—	(5,795)	37,205
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	913,388	9	(134,924)	778,473
Other securities	950	—	—	950
	$ 1,950,426	$ 115	$ (258,757)	$ 1,691,784
December 31, 2021				
U.S. treasuries	$ 174,950	$ 724	$ (678)	$ 174,996
Government agency securities	453,402	1,221	(9,948)	444,675
Obligations of state and municipal subdivisions	418,554	15,440	(1,234)	432,760
Corporate bonds	33,994	862	(60)	34,796
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	917,942	10,757	(10,149)	918,550
Other securities	950	—	—	950
	$ 1,999,792	$ 29,004	$ (22,069)	$ 2,006,727
Securities Held to Maturity				
December 31, 2022				
Obligations of state and municipal subdivisions	$ 207,059	$ —	$ (44,820)	$ 162,239

---

[1] Excludes accrued interest receivable of $7,702 on available for sale and $2,697 on held to maturity securities at December 31, 2022 and $8,581 on available for sale securities at December 31, 2021 that is recorded in other assets on the accompanying consolidated balance sheets.

During 2022, the Company reclassified, at fair value, approximately $117,583 in available for sale obligations of state and municipal subdivisions to the held to maturity category, primarily to limit future volatility in equity due to potential increases in interest rates. The related net unrealized pre-tax gains of approximately $26 remained in accumulated other comprehensive income (loss) and will be amortized over the remaining life of the securities, as an adjustment of the yield on the transferred securities. No transfers of securities occurred in 2021 and as of December 31, 2021, there were no securities held to maturity.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The amortized cost and estimated fair value of securities at December 31, 2022, by contractual maturity, are shown below. Maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2022			
	Available for Sale		Held to Maturity	
	Amortized Cost [1]	Fair Value	Amortized Cost [1]	Fair Value
Due in one year or less	$ 51,502	$ 50,926	$ —	$ —
Due from one year to five years	317,356	297,914	—	—
Due from five to ten years	461,073	392,682	—	—
Thereafter	207,107	171,789	207,059	162,239
	1,037,038	913,311	207,059	162,239
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	913,388	778,473	—	—
	$ 1,950,426	$ 1,691,784	$ 207,059	$ 162,239

[1] Excludes accrued interest receivable of $7,702 on available for sale and $2,697 on held to maturity securities at December 31, 2022 that is recorded in other assets on the accompanying consolidated balance sheets.

Securities with a carrying amount of approximately $1,168,006 and $997,416 at December 31, 2022 and 2021, respectively, were pledged primarily to secure deposits.

Proceeds from sale of securities available for sale and gross gains and gross losses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Years Ended December 31,		
	2022	2021	2020
Proceeds from sale	$ —	$ 9,294	$ 13,862
Gross gains	$ —	$ 13	$ 385
Gross losses	$ —	$ —	$ 3

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The number of securities, unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2022 and 2021, are summarized as follows:

Description of Securities	Number of Securities	Estimated Fair Value	Unrealized Losses	Number of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	Less Than 12 Months			Greater Than 12 Months			Total	
Securities Available for Sale								
December 31, 2022								
U.S. treasuries	13	$ 106,849	$ (3,923)	23	$ 132,561	$ (16,342)	$ 239,410	$ (20,265)
Government agency securities	13	63,451	(7,533)	62	321,064	(76,946)	384,515	(84,479)
Obligations of state and municipal subdivisions	339	209,395	(9,068)	9	17,034	(4,226)	226,429	(13,294)
Corporate bonds	8	23,584	(4,416)	3	10,621	(1,379)	34,205	(5,795)
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	226	266,756	(25,377)	129	511,207	(109,547)	777,963	(134,924)
	599	$ 670,035	$ (50,317)	226	$ 992,487	$(208,440)	$1,662,522	$ (258,757)
December 31, 2021								
U.S. treasuries	22	$ 144,172	$ (678)	—	$ —	$ —	$ 144,172	$ (678)
Government agency securities	38	258,334	(4,622)	22	119,963	(5,326)	378,297	(9,948)
Obligations of state and municipal subdivisions	14	47,200	(988)	2	3,555	(246)	50,755	(1,234)
Corporate bonds	3	13,440	(60)	—	—	—	13,440	(60)
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	115	621,717	(8,471)	11	44,620	(1,678)	666,337	(10,149)
	192	$1,084,863	$ (14,819)	35	$ 168,138	$ (7,250)	$1,253,001	$ (22,069)
Securities Held to Maturity								
December 31, 2022								
Obligations of state and municipal subdivisions	22	$ 98,475	$ (21,210)	21	$ 63,764	$ (23,610)	$ 162,239	$ (44,820)

The Company's securities classified as available for sale and held to maturity are evaluated for expected credit losses by applying the appropriate expected credit losses methodology in accordance with ASC Topic 326, *Financial Instruments - Credit Losses.* At December 31, 2022, management's review of all securities at an unrealized loss position determined that the losses resulted from factors not related to credit quality. This conclusion is based on management's analysis of the underlying risk characteristics, including credit ratings, and other qualitative factors for each security type in our portfolio.

The unrealized losses on available for sale securities are generally due to increases in market interest rates. Furthermore, the Company has the intent to hold the available for sale securities until maturity or a forecasted recovery, and it is more likely than not that the Company will not have to sell the securities before the recovery of their cost basis. The issuers of these securities continue to make timely principal and interest payments under the contractual terms of the securities. As such, there is no allowance for credit losses on available for sale securities recognized as of December 31, 2022.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The Company's held to maturity securities include taxable and tax-exempt municipal securities issued primarily by school districts, utility districts and municipalities. With regard to securities issued by state and municipal subdivisions, management considers issuer bond ratings, historical loss rates for given bond ratings, whether issuers continue to make timely principal and interest payments under the contractual terms of the securities, internal forecasts and whether or not such securities are guaranteed. A significant portion of the Company's held to maturity securities are guaranteed or insured. Furthermore, as of December 31, 2022, there were no past due principal or interest payments associated with these securities. As such, no allowance for credit losses has been recorded on held to maturity securities as of December 31, 2022.

Note 5. Loans, Net and Allowance for Credit Losses on Loans

Loans, net at December 31, 2022 and 2021, consisted of the following:

	December 31,	
	2022	2021
Commercial	$ 2,240,959	$ 1,983,886
Mortgage warehouse purchase loans	312,099	788,848
Real estate:		
Commercial	7,817,447	6,617,455
Commercial construction, land and land development	1,231,071	1,180,181
Residential	1,592,859	1,300,122
Single-family interim construction	508,839	380,627
Agricultural	124,422	106,512
Consumer	81,667	81,815
Total loans [1]	13,909,363	12,439,446
Allowance for credit losses	(148,787)	(148,706)
Total loans, net [1]	$ 13,760,576	$ 12,290,740

_____

[1] Excludes accrued interest receivable of $48,815 and $41,051 at December 31, 2022 and 2021, respectively, that is recorded in other assets on the accompanying consolidated balance sheets.

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans.

Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. The Company's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. These cash flows, however, may not be as expected and the value of collateral securing the loans may fluctuate. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis.

The commercial loan portfolio includes loans made to customers in the energy industry, which is a complex, technical and cyclical industry. Experienced bankers with specialized energy lending experience originate our energy loans. Companies in this industry produce, extract, develop, exploit and explore for oil and natural gas. Loans are primarily collateralized with proven producing oil and gas reserves based on a technical evaluation of these reserves. At December 31, 2022 and 2021, there were approximately $574,698 and $342,776 of energy-related loans outstanding, respectively.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Under the CARES Act Paycheck Protection Program (PPP), administered by the Small Business Administration (SBA), the Company originated loans to its customers through the program. PPP loans have terms of two to five years and earn interest at 1%. In return for processing and funding the loans, the SBA paid the lenders a processing fee tiered by the size of the loan. At December 31, 2022 and 2021, there were approximately $4,958 and $112,128 in PPP loans outstanding included in the commercial loan portfolio, respectively. In addition, the Company has recorded net deferred fees associated with PPP loans of $101 and $101 as of December 31, 2022 and 2021, respectively. Based on published program guidelines, these loans funded through the PPP are fully guaranteed by the U.S. government. Management believes that the majority of these loans will ultimately be forgiven by the SBA in accordance with the terms of the program with any remaining balances, after the forgiveness of any amounts, still fully guaranteed by the SBA.

The Company has a mortgage warehouse purchase program providing mortgage inventory financing for residential mortgage loans originated by mortgage banker clients across a broad geographic scale. Proceeds from the sale of mortgages is the primary source of repayment for warehouse inventory financing via approved investor takeout commitments. These loans typically have a very short duration ranging between a few days to 15 days. In some cases, loans to larger mortgage originators may be financed for up to 60 days. Warehouse purchase program loans are collectively evaluated for impairment and are purchased under several contractual requirements, providing safeguards to the Company. To date, the Company has not experienced a loss on these loans and no allowance for credit losses has been allocated to them.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors the diversification of the portfolio on a quarterly basis by type and geographic location. Management also tracks the level of owner-occupied property versus non owner-occupied property. At December 31, 2022, the portfolio consisted of approximately 23% of owner-occupied property.

Land and commercial land development loans are underwritten using feasibility studies, independent appraisal reviews and financial analysis of the developers or property owners. Generally, borrowers must have a proven track record of success. Commercial construction loans are generally based upon estimates of cost and value of the completed project. These estimates may not be accurate. Commercial construction loans often involve the disbursement of substantial funds with the repayment dependent on the success of the ultimate project. Sources of repayment for these loans may be pre-committed permanent financing or sale of the developed property. The loans in this portfolio are geographically diverse and due to the increased risk are monitored closely by management and the board of directors on a quarterly basis.

Residential real estate and single-family interim construction loans are underwritten primarily based on borrowers' documented income and ability to repay the Bank and other creditors as well as minimum collateral values and credit scores. Relatively small loan amounts are spread across many individual borrowers, which minimizes risk in the residential portfolio. In addition, management evaluates trends in past dues and current economic factors on a regular basis.

Agricultural loans are collateralized by real estate and/or agricultural-related assets. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods limited to twenty years. Agricultural non-real estate loans are generally comprised of term loans to fund the purchase of equipment, livestock and seasonal operating lines to grain farmers to plant and harvest corn and soybeans. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop and other farm assets as considered necessary. Agricultural loans carry credit risks as they involve larger balances concentrated with single borrowers or groups of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan or for which an operating loan is utilized. Farming operations may be affected by adverse weather conditions such as drought, hail or floods that can severely limit crop yields.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Consumer loans represent less than 1% of the outstanding total loan portfolio. Collateral consists primarily of automobiles and other personal assets. Credit score analysis is used to supplement the underwriting process.

Most of the Company's lending activity occurs within the state of Texas, primarily in the north, central and southeast Texas regions and the state of Colorado, specifically along the Front Range area. As of December 31, 2022, loans in the Colorado region represented about 25% of the total portfolio. A large percentage of the Company's portfolio consists of commercial and residential real estate loans. As of December 31, 2022 and 2021, there were no concentrations of loans related to a single industry in excess of 10% of total loans.

Under ASC 326, the allowance for credit losses is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged-off against the allowance when they are deemed uncollectible. Recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. The amount of the allowance represents management's best estimate of current expected credit losses on loans considering available information relevant to assessing collectibility over the loans' contractual terms, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless either of the following applies: management has a reasonable expectation that a troubled debt restructuring will be executed with an individual borrower, or the extension or renewal options are included in the borrower contract and are not unconditionally cancellable by the Company.

The Company's allowance balance is estimated using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, credit quality, or term as well as for changes in environmental conditions, such as changes in unemployment rates, gross domestic product, property values or other relevant factors. The Company utilizes Moody's Analytics economic forecast scenarios and assigns probability weighting to those scenarios which best reflect management's views on the economic forecast.

The allowance for credit losses is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. For determining the appropriate allowance for credit losses on a collective basis, the loan portfolio is segmented into pools based upon similar risk characteristics and a lifetime loss-rate model is utilized. For modeling purposes, loan pools include: commercial and industrial, energy, commercial real estate - construction/land development, commercial real estate - owner occupied, commercial real estate - non-owner occupied, agricultural, residential real estate, HELOCs, single-family interim construction, and consumer. Management periodically reassesses each pool to ensure the loans within the pool continue to share similar characteristics and risk profiles and to determine whether further segmentation is necessary. The measurement of expected credit losses is impacted by loan/borrower attributes and certain macroeconomic variables. Management has determined that they are reasonably able to forecast the macroeconomic variables used in the modeling processes with an acceptable degree of confidence for a total of two years then encompassing a reversion process whereby the forecasted macroeconomic variables are reverted to their historical mean utilizing a rational, systematic basis. Management qualitatively adjusts model results for risk factors that are not considered within the modeling processes but are nonetheless relevant in assessing the expected credit losses within the loan pools. These qualitative factor (Q-Factor) adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk.

Loans exhibiting unique risk characteristics and requiring an individual evaluation are measured based on 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of collateral if the loan is collateral dependent. Substantially all of the Company's individually evaluated loans are measured at the fair value of the collateral.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Management continually evaluates the allowance for credit losses based upon the factors noted above. Should any of the factors considered by management change, the Company's estimate of credit losses could also change and would affect the level of future provision for credit losses. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged-off. While the calculation of the allowance for credit losses utilizes management's best judgment and all the information available, the adequacy of the allowance for credit losses is dependent on a variety of factors beyond the Company's control, including, among other things, the performance of the entire loan portfolio, the economy, changes in interest rates and the view of regulatory authorities towards loan classifications.

Loans requiring an individual evaluation are generally identified at the servicing officer level based on review of weekly past due reports and/or the loan officer's communication with borrowers. In addition, the status of past due loans are routinely discussed within each lending region as well as credit committee meetings to determine if classification is warranted. The Company's internal loan review department has implemented an internal risk-based loan review process to identify potential internally classified loans that supplements the independent external loan review. External loan reviews cover a wide range of the loan portfolio, including large lending relationships, specifically targeted loan types, and if applicable recently acquired loan portfolios. These reviews include analysis of borrower's financial condition, payment histories, review of loan documentation and collateral values to determine if a loan should be internally classified. Generally, once classified, an analysis is completed by the credit department to determine the amount of allocated allowance for credit loss required. Expected credit losses for collateral dependent loans, including loans where the borrower is experiencing financial difficulty but foreclosure is not probable, are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Following unprecedented declines caused by the pandemic and volatile energy prices, the Texas economy, specifically in the Company's lending areas of north, central and southeast Texas, continued at a modest pace in the fourth quarter of 2022. The Colorado economy declined slightly. The stronger sectors of the economy of late include the energy and service sectors. Home sales and retail sales fell further with higher interest rates dampening loan demand. Drought conditions improved with widespread rains in the southern U.S. While employment grew modestly and wage growth increased at a moderate pace, there were reports of a slowdown in hiring and an increase in layoffs. Outlooks were mostly pessimistic except for the energy sector, and uncertainty increased, with contacts voicing concern about inflationary pressures, weakening demand and labor challenges. The pandemic continues to impact the economies in the Company's lending areas and the timing and magnitude of recovery cannot be predicted. Additionally, Russia's war against Ukraine is causing tremendous human and economic hardship. The implications for the U.S. economy are highly uncertain, and the war and related events have created additional upward pressure on inflation and are weighing on economic activity. Inflation remains elevated, reflecting supply and demand imbalances related to the pandemic, higher food and energy prices and broader price pressures. The risk of loss associated with all segments of the portfolio could increase due to these factors.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The economy and other risk factors are minimized by the Company's underwriting standards which include the following principles: 1) financial strength of the borrower including strong earnings, high net worth, significant liquidity and acceptable debt to worth ratio, 2) managerial business competence, 3) ability to repay, 4) loan to value, 5) projected cash flow and 6) guarantor financial statements as applicable. The following is a summary of the activity in the allowance for credit losses on loans by class for the years ended December 31, 2022, 2021 and 2020:

	Commercial	Commercial Real Estate	Commercial Construction, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Unallocated	Total
Year ended December 31, 2022									
Balance at beginning of year	$ 49,747	$ 65,110	$ 23,861	$ 2,192	$ 7,222	$ 106	$ 468	$ —	$ 148,706
Provision for credit losses	5,534	(23)	(6,165)	1,183	4,595	101	43	—	5,268
Charge-offs	(1,739)	(4,159)	—	(6)	—	—	(10)	—	(5,914)
Recoveries	495	150	—	81	—	—	1	—	727
Balance at end of year	$ 54,037	$ 61,078	$ 17,696	$ 3,450	$ 11,817	$ 207	$ 502	$ —	$ 148,787
Year ended December 31, 2021									
Balance at beginning of year	$ 27,311	$ 36,698	$ 13,425	$ 6,786	$ 2,156	$ 337	$ 684	$ 423	$ 87,820
Impact of adopting ASC 326	12,775	29,108	22,008	(2,255)	7,179	(178)	(334)	(423)	67,880
Initial allowance on loans purchased with credit deterioration	4,328	7,640	927	140	—	—	—	—	13,035
Provision for credit losses	12,130	(7,961)	(12,373)	(2,486)	(2,113)	(53)	247	—	(12,609)
Charge-offs	(6,856)	(375)	(126)	—	—	—	(174)	—	(7,531)
Recoveries	59	—	—	7	—	—	45	—	111
Balance at end of year	$ 49,747	$ 65,110	$ 23,861	$ 2,192	$ 7,222	$ 106	$ 468	$ —	$ 148,706
Year ended December 31, 2020									
Balance at beginning of year	$ 12,844	$ 24,371	$ 8,714	$ 3,678	$ 1,606	$ 332	$ 231	$ (315)	$ 51,461
Provision for credit losses	20,025	13,058	4,711	3,108	632	5	716	738	42,993
Charge-offs	(5,670)	(735)	—	—	(82)	—	(386)	—	(6,873)
Recoveries	112	4	—	—	—	—	123	—	239
Balance at end of year	$ 27,311	$ 36,698	$ 13,425	$ 6,786	$ 2,156	$ 337	$ 684	$ 423	$ 87,820

The Company will charge-off that portion of any loan which management considers a loss. Commercial and real estate loans are generally considered for charge-off when exposure beyond collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower's financial condition.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The following table presents loans that were evaluated for expected credit losses on an individual basis and the related specific credit loss allocations, by loan class as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
	Loan Balance	Specific Allocations	Loan Balance	Specific Allocations
Commercial	$ 21,981	$ 8,378	$ 38,911	$ 15,958
Commercial real estate	12,303	1,209	24,683	1,553
Commercial construction, land and land development	—	—	1,350	562
Residential real estate	—	—	—	—
Single-family interim construction	189	43	—	—
Agricultural	—	—	—	—
Consumer	—	—	—	—
	$ 34,473	$ 9,630	$ 64,944	$ 18,073

Nonperforming loans by loan class at December 31, 2022 and 2021, are summarized as follows:

	Commercial	Commercial Real Estate	Commercial Construction, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Total
December 31, 2022								
Nonaccrual loans [1]	$ 22,565	$ 13,393	$ 15	$ 1,582	$ 189	$ —	$ 8	$ 37,752
Loans past due 90 days and still accruing	5	—	—	838	—	—	—	843
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	—	1,435	—	59	—	—	—	1,494
	$ 22,570	$ 14,828	$ 15	$ 2,479	$ 189	$ —	$ 8	$ 40,089
December 31, 2021								
Nonaccrual loans [1]	$ 36,802	$ 15,218	$ 23	$ 1,592	$ —	$ —	$ 38	$ 53,673
Loans past due 90 days and still accruing	187	—	—	1,603	—	—	—	1,790
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	—	1,714	—	161	—	—	—	1,875
	$ 36,989	$ 16,932	$ 23	$ 3,356	$ —	$ —	$ 38	$ 57,338

[1] There are $125 and $18 in loans on nonaccrual without an allowance for credit loss as of December 31, 2022 and 2021, respectively. Additionally, no interest income was recognized on nonaccrual loans. No significant amounts of accrued interest was reversed during the years ended December 31, 2022 and 2021.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The accrual of interest is discontinued on a loan when management believes that, after considering collection efforts and other factors, the borrower's financial condition is such that collection of interest is doubtful, as well as when required by regulatory provisions. Regulatory provisions would typically require the placement of a loan on non-accrual status if 1) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or 2) full payment of principal and interest is not expected. All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. Cash collections on nonaccrual loans are generally credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected. Loans are generally returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The restructuring of a loan is considered a "troubled debt restructuring" (TDR) if both 1) the borrower is experiencing financial difficulties and 2) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, extending amortization and other actions intended to minimize potential losses. Modifications primarily relate to extending the amortization periods of the loans and interest rate concessions. The modifications during the reported periods did not materially impact the Company's determination of the allowance for credit losses. The amortized cost basis and recorded investment in troubled debt restructurings, including those on nonaccrual, was $2,423 and $2,918 as of December 31, 2022 and 2021, respectively.

There were no loans modified under troubled debt restructurings during the year ended December 31, 2022.

Following is a summary of loans modified under troubled debt restructurings during the year ended December 31, 2021:

	Commercial	Commercial Real Estate	Commercial Construction, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Total
Troubled debt restructurings during the year ended December 31, 2021								
Number of contracts	2	—	—	—	—	—	1	3
Pre-restructuring outstanding recorded investment	$ 1,789	$ —	$ —	$ —	$ —	$ —	$ 6	$ 1,795
Post-restructuring outstanding recorded investment	$ 570	$ —	$ —	$ —	$ —	$ —	$ 6	$ 576

At December 31, 2022 and 2021, there were no loans modified under troubled debt restructurings during the previous twelve month period that subsequently defaulted during the years ended December 31, 2022 and 2021.

At December 31, 2022 and 2021, the Company had no commitments to lend additional funds to any borrowers with loans whose terms have been modified under troubled debt restructurings.

Under ASC Subtopic 310-40 and federal banking agencies interagency guidance, certain short-term loan modifications made on a good faith basis in response to COVID-19 (as defined by the guidance) are not considered TDRs. Additionally, under section 4013 of the CARES Act, and as amended, banks may elect to suspend the requirement for certain loan modifications to be categorized as a TDR. In response to the COVID-19 pandemic, the Company has implemented prudent modifications allowing for primarily short-term payment deferrals or other payment relief to borrowers with pandemic-related economic hardships, where appropriate, that complies with the above guidance. As such, the Company's TDR loans noted above do not include loans that are modifications to borrowers impacted by COVID-19. As of December 31, 2022, the amount of loans remaining in COVID-19 related deferment was not significant.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The following table presents information regarding the aging of past due loans by loan class as of December 31, 2022 and 2021:

	Loans 30-89 Days Past Due		Loans 90 Days or More Past Due		Total Past Due Loans		Current Loans		Total Loans	
December 31, 2022										
Commercial	$	1,005	$	5,629	$	6,634	$	2,234,325	$	2,240,959
Mortgage warehouse purchase loans		—		—		—		312,099		312,099
Commercial real estate		13,093		449		13,542		7,803,905		7,817,447
Commercial construction, land and land development		2,820		—		2,820		1,228,251		1,231,071
Residential real estate		4,702		1,346		6,048		1,586,811		1,592,859
Single-family interim construction		—		189		189		508,650		508,839
Agricultural		—		—		—		124,422		124,422
Consumer		214		8		222		81,445		81,667
	$	21,834	$	7,621	$	29,455	$	13,879,908	$	13,909,363
December 31, 2021										
Commercial	$	1,041	$	11,056	$	12,097	$	1,971,789	$	1,983,886
Mortgage warehouse purchase loans		—		—		—		788,848		788,848
Commercial real estate		2,861		11,784		14,645		6,602,810		6,617,455
Commercial construction, land and land development		—		—		—		1,180,181		1,180,181
Residential real estate		3,838		1,913		5,751		1,294,371		1,300,122
Single-family interim construction		1,290		—		1,290		379,337		380,627
Agricultural		16		—		16		106,496		106,512
Consumer		216		9		225		81,590		81,815
	$	9,262	$	24,762	$	34,024	$	12,405,422	$	12,439,446

The Company's internal classified report is segregated into the following categories: 1) Pass/Watch, 2) Special Mention, 3) Substandard 4) Doubtful and 5) Loss. The loans placed in the Pass/Watch category reflect the Company's opinion that the loans reflect potential weakness that requires monitoring on a more frequent basis. The loans in the Special Mention category reflect the Company's opinion that the credit contains weaknesses which represent a greater degree of risk and warrant extra attention. These loans are reviewed monthly by officers and senior management to determine if a change in category is warranted. The loans placed in the Substandard category are considered to be potentially inadequately protected by the current debt service capacity of the borrower and/or the pledged collateral. These credits, even if apparently protected by collateral value, have shown weakness related to adverse financial, managerial, economic, market or political conditions, which may jeopardize repayment of principal and interest and may be considered impaired. There is a possibility that some future loss could be sustained by the Company if such weakness is not corrected. The Doubtful category includes loans that are in default or principal exposure is probable and the possibility of loss is extremely high. The Loss category includes loans that are considered uncollectible, with little chance of turnaround.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Management considers the guidance in ASC 310-20 when determining whether a modification, extension or renewal of a loan constitutes a current period origination. Generally, current period renewals of credit are re-underwritten at the point of renewal and considered current period originations for purposes of the table below. The following summarizes the amortized cost basis of loans by year of origination/renewal and credit quality indicator by class of loan as of December 31, 2022 and December 31, 2021:

| December 31, 2022 | Term Loans by Year of Origination or Renewal | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2022	2021	2020	2019	2018	Prior			
Commercial									
Pass	$ 297,800	$ 347,801	$ 126,390	$ 112,887	$ 51,623	$ 153,435	$ 1,031,483	$ 1,173	$ 2,122,592
Pass/Watch	8	14,790	155	188	1,812	7,934	8,216	5,907	39,010
Special Mention	234	4,821	101	1,485	—	144	8,646	20	15,451
Substandard	394	35,950	398	9,191	55	7,037	10,840	41	63,906
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial	$ 298,436	$ 403,362	$ 127,044	$ 123,751	$ 53,490	$ 168,550	$ 1,059,185	$ 7,141	$ 2,240,959
Mortgage warehouse purchase loans									
Pass	$ 312,099	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 312,099
Pass/Watch	—	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total mortgage warehouse purchase loans	$ 312,099	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 312,099
Commercial real estate									
Pass	$ 2,652,298	$ 1,980,631	$ 998,910	$ 617,664	$ 448,758	$ 640,275	$ 59,184	$ 9,222	$ 7,406,942
Pass/Watch	90,313	25,954	33,664	18,678	53,469	25,831	—	—	247,909
Special Mention	10,180	41,193	—	10,870	8,722	10,735	—	26	81,726
Substandard	3,513	40,001	8,574	3,178	8,268	17,336	—	—	80,870
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial real estate	$ 2,756,304	$ 2,087,779	$ 1,041,148	$ 650,390	$ 519,217	$ 694,177	$ 59,184	$ 9,248	$ 7,817,447
Commercial construction, land and land development									
Pass	$ 553,376	$ 465,272	$ 126,704	$ 10,477	$ 23,073	$ 12,188	$ 12,705	$ 4,018	$ 1,207,813
Pass/Watch	8,036	43	10,297	—	—	72	—	—	18,448
Special Mention	1,313	674	—	—	—	—	—	—	1,987
Substandard	28	2,771	—	10	—	14	—	—	2,823
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total commercial construction, land and land development	$ 562,753	$ 468,760	$ 137,001	$ 10,487	$ 23,073	$ 12,274	$ 12,705	$ 4,018	$ 1,231,071

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

December 31, 2022	Term Loans by Year of Origination or Renewal						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior			
Residential real estate									
Pass	$ 525,631	$ 379,789	$ 220,077	$ 155,460	$ 79,437	$ 154,875	$ 59,332	$ 1,238	$ 1,575,839
Pass/Watch	373	918	642	1,743	76	3,312	302	—	7,366
Special Mention	2,267	—	—	700	227	1,224	126	—	4,544
Substandard	708	455	538	219	—	2,997	193	—	5,110
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total residential real estate	$ 528,979	$ 381,162	$ 221,257	$ 158,122	$ 79,740	$ 162,408	$ 59,953	$ 1,238	$ 1,592,859
Single-family interim construction									
Pass	$ 351,031	$ 105,573	$ 18,885	$ —	$ 241	$ —	$ 16,447	$ —	$ 492,177
Pass/Watch	—	—	—	—	—	16,471	2	—	16,473
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	189	—	—	189
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total single-family interim construction	$ 351,031	$ 105,573	$ 18,885	$ —	$ 241	$ 16,660	$ 16,449	$ —	$ 508,839
Agricultural									
Pass	$ 52,525	$ 24,743	$ 13,875	$ 3,705	$ 5,847	$ 8,872	$ 10,588	$ —	$ 120,155
Pass/Watch	2,700	—	—	—	—	—	1,547	—	4,247
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	20	—	—	20
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total agricultural	$ 55,225	$ 24,743	$ 13,875	$ 3,705	$ 5,847	$ 8,892	$ 12,135	$ —	$ 124,422
Consumer									
Pass	$ 7,715	$ 4,909	$ 7,959	$ 1,576	$ 300	$ 81	$ 59,113	$ —	$ 81,653
Pass/Watch	—	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	4	—	—	—	10	—	—	14
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total consumer	$ 7,715	$ 4,913	$ 7,959	$ 1,576	$ 300	$ 91	$ 59,113	$ —	$ 81,667
Total loans									
Pass	$ 4,752,475	$ 3,308,718	$ 1,512,800	$ 901,769	$ 609,279	$ 969,726	$ 1,248,852	$ 15,651	$ 13,319,270
Pass/Watch	101,430	41,705	44,758	20,609	55,357	53,620	10,067	5,907	333,453
Special Mention	13,994	46,688	101	13,055	8,949	12,103	8,772	46	103,708
Substandard	4,643	79,181	9,510	12,598	8,323	27,603	11,033	41	152,932
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total loans	$ 4,872,542	$ 3,476,292	$ 1,567,169	$ 948,031	$ 681,908	$ 1,063,052	$ 1,278,724	$ 21,645	$ 13,909,363

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

December 31, 2021	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2021	2020	2019	2018	2017	Prior			
Commercial									
Pass	$ 422,810	$ 183,433	$ 98,059	$ 78,357	$ 81,620	$ 255,213	$ 690,242	$ 5,231	$ 1,814,965
Pass/Watch	260	3,010	1,019	3,135	11,688	65	18,768	3,319	41,264
Special Mention	1,411	117	8,517	7,244	195	4,571	12,885	—	34,940
Substandard	30,277	605	16,041	94	2,478	18,331	13,006	1,988	82,820
Doubtful	—	—	—	—	—	—	9,897	—	9,897
Total commercial	$ 454,758	$ 187,165	$ 123,636	$ 88,830	$ 95,981	$ 278,180	$ 744,798	$ 10,538	$ 1,983,886
Mortgage warehouse purchase loans									
Pass	$ 788,848	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 788,848
Pass/Watch	—	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total mortgage warehouse purchase loans	$ 788,848	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 788,848
Commercial real estate									
Pass	$ 2,181,292	$ 1,198,508	$ 830,902	$ 645,470	$ 504,126	$ 626,292	$ 71,850	$ 4,320	$ 6,062,760
Pass/Watch	54,671	18,591	39,045	60,955	30,196	74,762	752	1,319	280,291
Special Mention	56,142	16,770	37,331	29,962	17,649	20,100	—	—	177,954
Substandard	36,263	16,118	1,136	11,901	281	29,686	1,065	—	96,450
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial real estate	$ 2,328,368	$ 1,249,987	$ 908,414	$ 748,288	$ 552,252	$ 750,840	$ 73,667	$ 5,639	$ 6,617,455
Commercial construction, land and land development									
Pass	$ 618,288	$ 262,136	$ 98,007	$ 85,596	$ 13,751	$ 14,939	$ 18,586	$ —	$ 1,111,303
Pass/Watch	17,899	10,459	6,869	—	—	84	—	—	35,311
Special Mention	3,780	—	—	—	1,909	—	—	—	5,689
Substandard	11,601	—	387	14,489	28	1,373	—	—	27,878
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial construction, land and land development	$ 651,568	$ 272,595	$ 105,263	$ 100,085	$ 15,688	$ 16,396	$ 18,586	$ —	$ 1,180,181
Residential real estate									
Pass	$ 408,402	$ 267,147	$ 190,890	$ 114,616	$ 88,295	$ 149,871	$ 60,212	$ 2,344	$ 1,281,777
Pass/Watch	1,019	487	1,270	405	2,331	4,179	169	—	9,860
Special Mention	657	—	568	129	250	1,043	126	—	2,773
Substandard	640	369	384	519	774	2,974	52	—	5,712
Doubtful	—	—	—	—	—	—	—	—	—
Total residential real estate	$ 410,718	$ 268,003	$ 193,112	$ 115,669	$ 91,650	$ 158,067	$ 60,559	$ 2,344	$ 1,300,122

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

December 31, 2021	Term Loans by Year of Origination						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2021	2020	2019	2018	2017	Prior			
Single-family interim construction									
Pass	$ 305,267	$ 59,584	$ 2,801	$ 312	$ —	$ —	$ 12,663	$ —	$ 380,627
Pass/Watch	—	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total single-family interim construction	$ 305,267	$ 59,584	$ 2,801	$ 312	$ —	$ —	$ 12,663	$ —	$ 380,627
Agricultural									
Pass	$ 36,442	$ 15,005	$ 4,454	$ 8,033	$ 12,229	$ 4,773	$ 18,993	$ —	$ 99,929
Pass/Watch	—	526	1,462	52	1,035	—	3,502	—	6,577
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	6	—	—	6
Doubtful	—	—	—	—	—	—	—	—	—
Total agricultural	$ 36,442	$ 15,531	$ 5,916	$ 8,085	$ 13,264	$ 4,779	$ 22,495	$ —	$ 106,512
Consumer									
Pass	$ 10,568	$ 9,496	$ 2,706	$ 710	$ 308	$ 181	$ 57,744	$ 43	$ 81,756
Pass/Watch	—	—	—	—	1	—	—	—	1
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	30	2	—	—	9	17	—	—	58
Doubtful	—	—	—	—	—	—	—	—	—
Total consumer	$ 10,598	$ 9,498	$ 2,706	$ 710	$ 318	$ 198	$ 57,744	$ 43	$ 81,815
Total loans									
Pass	$ 4,771,917	$ 1,995,309	$ 1,227,819	$ 933,094	$ 700,329	$ 1,051,269	$ 930,290	$ 11,938	$ 11,621,965
Pass/Watch	73,849	33,073	49,665	64,547	45,251	79,090	23,191	4,638	373,304
Special Mention	61,990	16,887	46,416	37,335	20,003	25,714	13,011	—	221,356
Substandard	78,811	17,094	17,948	27,003	3,570	52,387	14,123	1,988	212,924
Doubtful	—	—	—	—	—	—	9,897	—	9,897
Total loans	$ 4,986,567	$ 2,062,363	$ 1,341,848	$ 1,061,979	$ 769,153	$ 1,208,460	$ 990,512	$ 18,564	$ 12,439,446

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 6. Premises and Equipment, Net

Premises and equipment, net at December 31, 2022 and 2021 consisted of the following:

	December 31,	
	2022	2021
Land	$ 81,570	$ 78,900
Building	274,218	193,475
Furniture, fixtures and equipment	59,979	47,576
Aircraft	8,947	8,947
Leasehold and tenant improvements	6,421	5,834
Construction in progress	3,667	45,263
	434,802	379,995
Less accumulated depreciation	(79,434)	(71,972)
	$ 355,368	$ 308,023

Depreciation expense amounted to $14,934, $12,385 and $12,728 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 7. Goodwill and Other Intangible Assets, Net

At December 31, 2022 and 2021, goodwill totaled $994,021.

The following is a summary of other intangible assets:

	December 31,	
	2022	2021
Gross core deposit intangible	$ 125,884	$ 125,884
Less accumulated amortization	(67,321)	(55,323)
Total core deposit intangible, net	$ 58,563	$ 70,561
Gross customer relationship intangible	$ 6,407	$ 6,407
Less accumulated amortization	(1,971)	(1,478)
Total customer relationship intangible, net	$ 4,436	$ 4,929
Total other intangible assets, net	$ 62,999	$ 75,490

Amortization expense related to intangible assets amounted to $12,491, $12,580 and $12,671 for the years ended December 31, 2022, 2021 and 2020, respectively. The remaining weighted average amortization period for intangible assets is 5.6 years as of December 31, 2022.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The future amortization expense related to other intangible assets remaining at December 31, 2022 is as follows:

First year	$	12,439
Second year		11,752
Third year		11,238
Fourth year		10,801
Fifth year		8,284
Thereafter		8,485
	$	62,999

Note 8. Deposits

Deposits at December 31, 2022 and 2021 consisted of the following:

	December 31,			
	2022		2021	
	Amount	Percent	Amount	Percent
Noninterest-bearing demand accounts	$ 4,736,830	31.3 %	$ 5,066,588	32.6 %
Interest-bearing checking accounts	6,311,868	41.8	6,234,344	40.1
Savings accounts	760,777	5.0	758,727	4.9
Money market accounts	1,889,833	12.5	2,431,965	15.6
Certificates of deposit and individual retirement accounts (IRA), less than $250,000	752,594	5.0	540,011	3.5
Certificates of deposit and individual retirement accounts (IRA), $250,000 and greater	669,515	4.4	522,273	3.3
	$ 15,121,417	100.0 %	$ 15,553,908	100.0 %

At December 31, 2022, the scheduled maturities of certificates of deposit, including IRAs, were as follows:

First year	$	951,731
Second year		342,232
Third year		112,691
Fourth year		7,892
Fifth year		7,563
	$	1,422,109

Brokered deposits at December 31, 2022 and 2021 totaled $528,937 and $909,665, respectively.

Note 9. Federal Home Loan Bank Advances

At December 31, 2022, the Company has advances from the FHLB of Dallas under note payable arrangements with maturities ranging from December 2027 to September 2032. Interest payments on these notes are made monthly. The weighted average interest rate of all notes was 2.42% and 0.48% at December 31, 2022 and 2021, respectively. The balances outstanding on these advances were $300,000 and $150,000 at December 31, 2022 and 2021, respectively.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Contractual maturities of FHLB advances at December 31, 2022 were as follows:

First year	$	—
Second year		—
Third year		—
Fourth year		—
Fifth year		100,000
Thereafter		200,000
	$	300,000

The advances are secured by $20,387 of FHLB stock owned by the Company and a blanket lien on certain loans along with specific listed loans for an aggregate available carrying value of $5,926,858 at December 31, 2022. The Company had remaining credit available under the FHLB advance program of $4,640,162 at December 31, 2022.

At December 31, 2022, the Company had $976,390 in undisbursed advance commitments (letters of credit) with the FHLB. As of December 31, 2022, these commitments mature on various dates from January 2023 through January 2025. The FHLB letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. At December 31, 2022, there were no disbursements against the advance commitments.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 10. Other Borrowings

Other borrowings at December 31, 2022 and 2021 consisted of the following:

	December 31,	
	2022	2021
Unsecured fixed rate subordinated debentures in the amount of $110,000. The balance of borrowings at December 31, 2022 and 2021 is net of discount and origination costs of $555 and $913, respectively. Interest payments of 5.875% are made semiannually on February 1 and August 1. The maturity date is August 1, 2024. The notes may not be redeemed prior to maturity and meet the criteria to be recognized as Tier 2 capital for regulatory purposes. [1][2]	$ 109,445	$ 109,087
Unsecured fixed-to-floating subordinated debentures in the amount of $30,000. The balance of borrowings at December 31, 2022 and 2021 is net of origination costs of $388 and $465, respectively. Interest payments initially of 5.00% fixed rate are made semiannually on June 30 and December 31 through December 31, 2022. Thereafter, floating rate payments of 3 month LIBOR plus 2.83% are made quarterly in arrears beginning on March 31, 2023. The maturity date is December 31, 2027 with next optional redemption on March 31, 2023 and quarterly thereafter. The notes meet the criteria to be recognized as Tier 2 capital for regulatory purposes. [2]	29,612	29,535
Unsecured fixed-to-floating subordinated debentures in the amount of $130,000. The balance of borrowings at December 31, 2022 and 2021 is net of origination costs of $1,991 and $2,251, respectively. Interest payments initially of 4.00% fixed rate are made semiannually on March 15 and September 15 through September 15, 2025. Thereafter, floating rate payments equal to a benchmark rate (which is expected to be 3 month Secured Overnight Financing Rate (SOFR)) plus 3.885% payable quarterly in arrears beginning on December 15, 2025. The maturity date is September 15, 2030 with an optional redemption at September 15, 2025. The notes meet the criteria to be recognized as Tier 2 capital for regulatory purposes. [2]	128,009	127,749
Unsecured revolving line of credit with an unrelated commercial bank in the amount of $100,000. The line bears interest at the monthly Bloomberg Short-Term Bank Yield Index (BSBY) plus 1.75% and matured February 16, 2023. The Company is required to meet certain financial covenants on a quarterly basis, which includes certain restrictions on cash at IBG and meeting minimum capital ratios. [3]	—	17,000
	$ 267,066	$ 283,371

_____

(1) At December 31, 2022 and 2021, other borrowings included amounts owed to related parties of $50.
(2) The permissible portion of qualified subordinated notes decreases 20% per year during the final five years of the term of the notes.
(3) Subsequent to December 31, 2022, the Company renewed the line (see Note 22. Subsequent Events).

The Company has established federal funds lines of credit notes with eleven unaffiliated banks totaling $545,000 and $400,000 of borrowing capacity at December 31, 2022 and 2021, respectively. At December 31, 2022, three of the lines totaling $115,000 have stated maturity dates in May, September and December 2023. The remaining lines have no stated maturity dates and the lenders may terminate the lines at any time without notice. The lines are provided on an unsecured basis and must be repaid the following business day from when the funds are borrowed. There were no borrowings against the lines at December 31, 2022 and 2021.

In addition, the Company maintains a secured line of credit with the Federal Reserve Bank with an availability to borrow approximately $1,072,483 and $851,051 at December 31, 2022 and 2021, respectively. Approximately $1,326,376 and $1,195,362 of certain loans and securities were pledged as collateral at December 31, 2022 and 2021, respectively. There were no borrowings against this line as of December 31, 2022 and 2021.

The Company also participates in an exchange that provides direct overnight borrowings with other financial institutions. The funds are provided on an unsecured basis. Borrowing availability totaled $809,000 and $814,000 at December 31, 2022 and 2021, respectively. There were no borrowings as of December 31, 2022 and 2021.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 11. Junior Subordinated Debentures

The Company has formed or acquired nine statutory business trusts (the Trusts) for the purpose of issuing trust preferred securities. Each of the Trusts have issued capital and common securities and invested the proceeds thereof in an equivalent amount of junior subordinated debentures (the Debentures) issued by the Company. The interest rate payable on, and the payment terms of the Debentures are the same as the distribution rate and payment terms of the respective issues of capital and common securities issued by the Trusts. The Debentures are subordinated and junior in right of payment to all present and future senior indebtedness. The Company has fully and unconditionally guaranteed the obligations of each of the Trusts with respect to the capital and common securities. Except under certain circumstances, the common securities issued to the Company by the trusts possess sole voting rights with respect to matters involving those entities. Under certain circumstances, the Company may, from time to time, defer the debentures' interest payments, which would result in a deferral of distribution payments on the related trust preferred securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company's common stock and any other future debt ranking equally with or junior to the debentures. The Company may redeem the debentures, which are intended to qualify as Tier 1 capital, at the Company's option, subject to approval of the Federal Reserve.

As of December 31, 2022 and 2021, the carrying amount of debentures outstanding totaled $54,419 and $54,221, respectively. Information regarding the Debentures as of December 31, 2022 are summarized in the table below:

	Trust Preferred Securities Issued		Debentures Carrying Value	Repricing Frequency	Interest Rate	Interest Rate Index	Maturity Date
IB Trust I	$	5,155	$ 5,155	Quarterly	7.69%	LIBOR + 3.25%	March 2033
Guaranty Trust III		10,310	10,310	Quarterly	7.18	LIBOR + 3.10	July 2033
IB Trust II		3,093	3,093	Quarterly	6.93	LIBOR + 2.85	March 2034
Cenbank Trust III		15,464	15,464	Quarterly	6.73	LIBOR + 2.65	April 2034
IB Trust III		3,712	3,712	Quarterly	7.09	LIBOR +2.40	December 2035
IB Centex Trust I		2,578	2,578	Quarterly	7.94	LIBOR + 3.25	February 2035
Community Group Statutory Trust I		3,609	3,609	Quarterly	6.37	LIBOR + 1.60	June 2037
Northstar Trust II [1]		5,155	4,045	Quarterly	6.44	LIBOR + 1.67	June 2037
Northstar Trust III [1]		8,248	6,453	Quarterly	6.44	LIBOR + 1.67	September 2037
	$	57,324	$ 54,419				

(1) Assumed in 2017 with a total recorded fair value discount of $2,905 remaining as of December 31, 2022.

Note 12. Leases

The Company's primary leasing activities relate to certain real estate operating leases entered into in support of the Company's branch operations and back office operations. The Company leases 21 of its 93 branches. The Company's branch locations operating under lease agreements have all been designated as operating leases. In addition, the Company leases certain equipment under operating leases. The Company does not have leases designated as finance leases.

As of December 31, 2022 and 2021 the Company's lease ROU assets were $24,830 and $24,126, respectively, and related lease liabilities were $25,913 and $23,573, respectively. Leases have remaining terms ranging from three months to 28.1 years, including extension options that the Company is reasonably certain will be exercised.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The table below summarizes net lease cost:

	Years Ended December 31,					
	2022		2021		2020	
Operating lease cost	$	6,559	$	6,567	$	6,937
Short term lease cost		121		64		124
Variable lease cost		1,455		1,645		1,631
Sublease income		(268)		(282)		(221)
Net lease cost	$	7,867	$	7,994	$	8,471

The table below summarizes other information related to operating leases:

	Years Ended December 31,			
	2022		2021	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	5,743	$	5,740
Weighted average remaining lease term - operating leases, in years		7.19		7.41
Weighted average discount rate - operating leases		2.97 %		3.01 %

The following table outlines lease payment obligations as outlined in the Company's lease agreements for each of the next five years and thereafter in addition to a reconcilement to the Company's current lease liability as of December 31, 2022.

2023	$	5,397
2024		5,123
2025		4,329
2026		2,895
2027		2,090
Thereafter		9,000
Total lease payments		28,834
Less imputed interest		(2,921)
	$	25,913

As of December 31, 2022, the Company had not entered into any material leases that have not yet commenced.

Note 13. Off-Balance Sheet Arrangements, Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of this instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2022 and 2021, the approximate amounts of these financial instruments were as follows:

	December 31,	
	2022	2021
Commitments to extend credit	$ 3,291,409	$ 2,770,036
Standby letters of credit	24,135	30,007
	$ 3,315,544	$ 2,800,043

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, farm crops, property, plant and equipment and income-producing commercial properties.

Letters of credit are written conditional commitments used by the Company to guarantee the performance of a customer to a third party. The Company's policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan arrangements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer.

Allowance For Credit Losses on Off-Balance Sheet Credit Exposures

The allowance for credit losses on off-balance sheet credit exposures is calculated under ASC 326, representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. Off-balance sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed in the table above. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur based on historical utilization rates. The allowance is included in other liabilities on the Company's consolidated balance sheets.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The allowance for credit losses on off-balance sheet commitments was as follows:

	December 31,					
	2022		2021		2020	
Balance at beginning of period	$	4,722	$	—	$	—
Impact of ASC 326 adoption		—		1,113		—
Provision for off-balance sheet credit exposure		(778)		3,609		—
Balance at end of period	$	3,944	$	4,722	$	—

Litigation

The Company is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position, results of operations or cash flows of the Company. A legal proceeding that the Company believes could become material is described below.

The Bank is a party to a legal proceeding inherited in connection with its acquisition of BOH Holdings, Inc. and its subsidiary, Bank of Houston (BOH). The plaintiffs in the case are alleging that the Bank aided and abetted or participated in a fraudulent scheme. The Company believes the claims made in this lawsuit are without merit and is vigorously defending the lawsuit. The Company is unable to predict when the matter will be resolved, the ultimate outcome or potential costs or damages to be incurred.

Note 14. Income Taxes

Income tax expense for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Years Ended December 31,					
	2022		2021		2020	
Current income tax expense	$	44,836	$	52,130	$	52,806
Deferred income tax expense (benefit)		5,168		5,353		(1,633)
Income tax expense, as reported	$	50,004	$	57,483	$	51,173

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

A reconciliation between reported income tax expense and the amounts computed by applying the U.S. federal statutory income tax rate of 21% for the years ended December 31, 2022, 2021 and 2020 to income before income taxes is presented below:

	Years Ended December 31,		
	2022	2021	2020
Income tax expense computed at the statutory rate	$ 51,722	$ 59,269	$ 53,000
Tax-exempt interest income from municipal securities	(2,176)	(1,752)	(1,779)
Tax-exempt loan income	(1,116)	(1,359)	(1,245)
Bank owned life insurance income	(1,296)	(1,094)	(1,123)
State taxes, net of federal benefit	2,045	2,516	2,660
Non-deductible compensation	919	473	—
Net tax (benefit) expense from stock based compensation	(703)	(691)	243
Other	609	121	(583)
	$ 50,004	$ 57,483	$ 51,173

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Components of deferred tax assets and liabilities are presented in the table below. Deferred taxes as of December 31, 2022 and 2021 are based on the U.S. statutory federal income tax rate of 21%.

| | December 31, | |
	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ 33,241	$ 33,463
Net unrealized loss on available for sale securities	54,315	—
Lease liabilities under operating leases	5,640	5,141
NOL and tax credit carryforwards from acquisitions	2,986	3,354
Net unrealized loss on cash flow hedge	2,351	221
Acquired loan fair market value adjustments	3,785	5,750
Stock-based compensation	2,496	1,822
Reserve for bonuses and other accrued expenses	4,163	3,775
Deferred loan fees and costs, net	3,738	2,800
Acquired securities	1,107	1,611
Acquired intangibles	1,060	1,213
Unearned income	420	503
Deferred compensation	416	628
Noncompete agreements	484	540
Nonaccrual loans	268	463
Other	868	663
	117,338	61,947
Deferred tax liabilities:		
Premises and equipment	(16,920)	(10,376)
Right-of-use assets under operating leases	(5,404)	(4,934)
Net unrealized gain on available for sale securities	—	(1,457)
Intangible assets	(13,711)	(16,464)
Acquired junior subordinated debentures fair value adjustment	(632)	(677)
FHLB and other restricted stocks	(359)	(335)
Acquired tax goodwill	(899)	(735)
Other	(744)	(791)
	(38,669)	(35,769)
Net deferred tax asset	$ 78,669	$ 26,178

At December 31, 2022, the Company had federal net operating loss carryforwards of approximately $12,708 which expire in various years from 2024 to 2032 and state net operating loss carryforwards of approximately $9,141 which expire in various years from 2025 to 2027. Deferred tax assets are recognized for net operating losses because the benefit is more likely than not to be realized. No valuation allowance for deferred tax assets was recorded at December 31, 2022 or 2021 as management believes it is more likely than not that all of the deferred tax assets will be realized.

The Company does not have any material uncertain tax positions and does not have any interest and penalties recorded in the income statement for the years ended December 31, 2022, 2021 and 2020. The Company files a consolidated income tax return in the US federal tax jurisdiction. The Company is no longer subject to examination by the US federal tax jurisdiction for years prior to 2019.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 15. Related Party Transactions

In the ordinary course of business, the Company has and expects to continue to have transactions, including loans to its officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms as those prevailing at the time for comparable transactions with unaffiliated persons. Loan activity for officers, directors and their affiliates for the year ended December 31, 2022 is as follows:

Balance at beginning of year	$	34,627
New loan originations		13,641
Repayments		(13,545)
Changes in affiliated persons		1,075
Balance at end of year	$	35,798

See Note 10, Other Borrowings, for related party borrowings.

Note 16. Employee Benefit Plans

The Company has a 401(k) profit sharing plan (Plan) which covers employees over the age of eighteen who have completed thirty days of credited service, as defined by the Plan. The Plan provides for "before tax" employee contributions through salary reduction contributions under Section 401(k) of the Internal Revenue Code. A participant may choose a salary reduction not to exceed the dollar limit set by law each year. Contributions by the Company and by participants are immediately fully vested. The Company makes 401(k) matching contributions of 100% up to 6% of the participant's eligible compensation for the Plan year. The Plan also provides for the Company to make additional discretionary contributions to the Plan. The Company made contributions of approximately $8,007, $7,011 and $6,534 for the years ended December 31, 2022, 2021 and 2020, respectively.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 17. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

> Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

> Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

> Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The Company elected the fair value option for certain residential mortgage loans held for sale in accordance with ASC 825, *Financial Instruments*. This election allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting under ASC 815, *Derivatives and Hedging*. The Company has not elected the fair value option for other residential mortgage loans held for sale primarily because they are not economically hedged using derivative instruments. See below and Note 18. Derivative Financial Instruments, for additional information.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Assets and Liabilities Measured on a Recurring Basis

The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value on a recurring basis as of December 31, 2022 and 2021 by level within the ASC Topic 820 fair value measurement hierarchy:

	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at Reporting Date Using		
December 31, 2022				
Assets:				
Investment securities available for sale:				
U.S. treasuries	$ 239,410	$ —	$ 239,410	$ —
Government agency securities	384,515	—	384,515	—
Obligations of state and municipal subdivisions	251,231	—	251,231	—
Corporate bonds	37,205	—	37,205	—
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	778,473	—	778,473	—
Other securities	950	—	950	—
Loans held for sale, fair value option elected [1]	10,612	—	10,612	—
Derivative financial instruments:				
Interest rate lock commitments	294	—	294	—
Forward mortgage-backed securities trades	98	—	98	—
Financial institution counterparty	13,968	—	13,968	—
Liabilities:				
Derivative financial instruments:				
Interest rate swaps - cash flow hedge	11,283	—	11,283	—
Interest rate lock commitments	6	—	6	—
Forward mortgage-backed securities trades	11	—	11	—
Loan customer counterparty	13,788	—	13,788	—
December 31, 2021				
Assets:				
Investment securities available for sale:				
U.S. treasuries	$ 174,996	$ —	$ 174,996	$ —
Government agency securities	444,675	—	444,675	—
Obligations of state and municipal subdivisions	432,760	—	432,760	—
Corporate bonds	34,796	—	34,796	—
Mortgage-backed securities guaranteed by FHLMC, FNMA and GNMA	918,550	—	918,550	—
Other securities	950	—	950	—
Loans held for sale, fair value option elected [1]	28,249	—	28,249	—
Derivative financial instruments:				
Interest rate lock commitments	1,029	—	1,029	—
Forward mortgage-backed securities trades	27	—	27	—
Loan customer counterparty	6,459	—	6,459	—
Financial institution counterparty	1,078	—	1,078	—
Liabilities:				
Derivative financial instruments:				
Interest rate swaps - cash flow hedge	1,158	—	1,158	—
Interest rate lock commitments	4	—	4	—
Forward mortgage-backed securities trades	21	—	21	—
Loan customer counterparty	1,073	—	1,073	—
Financial institution counterparty	6,772	—	6,772	—

---

(1) At December 31, 2022 and 2021, loans held for sale for which the fair value option was elected had an aggregate outstanding principal balance of $10,330 and $27,176, respectively. There were no mortgage loans held for sale under the fair value option that were 90 days or greater past due or on nonaccrual at December 31, 2022.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Investment securities available for sale

Securities classified as available for sale are reported at fair value utilizing Level 1 and Level 2 inputs. Securities are classified within Level 1 when quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. For securities utilizing Level 2 inputs, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury and other yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things.

Loans held for sale

Certain mortgage loans held for sale are measured at fair value on a recurring basis due to the Company's election to adopt fair value accounting treatment for those loans originated for which the Company has entered into certain derivative financial instruments as part of its mortgage banking and related risk management activities. These instruments include interest rate lock commitments and mandatory forward commitments to sell these loans to investors known as forward mortgage-backed securities trades. This election allows for a more effective offset of the changes in fair values of the assets and the mortgage related derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting under ASC 815, *Derivatives and Hedging*. Mortgage loans held for sale, for which the fair value option was elected, which are sold on a servicing released basis, are valued using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted to credit risk and other individual loan characteristics. As these prices are derived from market observable inputs, the Company classifies these valuations as Level 2 in the fair value disclosures. For mortgage loans held for sale for which the fair value option was elected, the earned current contractual interest payment is recognized in interest income, loan origination costs and fees on fair value option loans are recognized in earnings as incurred and not deferred. The Company has no continuing involvement in any residential mortgage loans sold.

Derivatives

The Company utilizes interest rate swaps to hedge exposure to interest rate risk and variability of cash flows associated to changes in the underlying interest rate of the hedged item. These hedging interest rate swaps are classified as a cash flow hedge. The Company utilizes a third-party vendor for derivative valuation purposes. These vendors determine the appropriate fair value based on a net present value calculation of the cash flows related to the interest rate swaps using primarily observable market inputs such as interest rate yield curves (Level 2 inputs).

The estimated fair values of interest rate lock commitments utilize current secondary market prices for underlying loans and estimated servicing value with similar coupons, maturity and credit quality, subject to the anticipated loan funding probability (pull-through rate). The fair value of interest rate lock commitments is subject to change primarily due to changes in interest rates and the estimated pull-through rate. These commitments are classified as Level 2 in the fair value disclosures, as the valuations are based on observable market inputs.

Forward mortgage-backed securities trades are exchange-traded or traded within highly active dealer markets. In order to determine the fair value of these instruments, the Company utilized the exchange price or dealer market price for the particular derivative contract; therefore these contracts are classified as Level 2. The estimated fair values are subject to change primarily due to changes in interest rates.

The Company also enters into certain interest rate derivative positions. The estimated fair value of these commercial loan interest rate swaps are obtained from a pricing service that provides the swaps' unwind value (Level 2 inputs). See Note 18. Derivative Financial Instruments, for more information.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Assets and Liabilities Measured on a Nonrecurring Basis

In accordance with ASC Topic 820, certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2022 and 2021, for which a nonrecurring change in fair value has been recorded:

| | Assets Measured at Fair Value | Fair Value Measurements at Reporting Date Using | | | Period Ended Total (Gains) Losses |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
December 31, 2022					
Assets:					
Individually evaluated loans	$ 8,527	$ —	$ —	$ 8,527	$ 3,505
Other real estate owned	23,900	—	—	23,900	3,548
December 31, 2021					
Assets:					
Individually evaluated loans	$ 11,204	$ —	$ —	$ 11,204	$ 3,526

Individually evaluated loans are measured at an observable market price (if available) or at the fair value of the loan's underlying collateral (if collateral dependent). Fair value of the loan's collateral is determined by appraisals or independent valuation, which is then adjusted for the estimated costs related to liquidation of the collateral. Management's ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. In addition, management's discounting criteria may vary for loans secured by non-real estate collateral such as inventory, oil and gas reserves, accounts receivable, equipment or other business assets. Management reviews the appraisals or valuations for appropriateness and adjusts the value downward to consider selling and closing costs, which typically range from 5% to 8% of the appraised value. Therefore, the Company has categorized its individually evaluated loans as Level 3.

Other real estate owned is measured at fair value on a nonrecurring basis (upon initial recognition or subsequent impairment). Other real estate owned is classified within Level 3 of the valuation hierarchy. When transferred from the loan portfolio, other real estate owned is adjusted to fair value less estimated selling costs and is subsequently carried at the lower of carrying value or fair value less estimated selling costs. The fair value is determined using an external appraisal process, discounted based on internal criteria. Management reviews the external appraisals for appropriateness and adjusts the value downward to consider selling and closing costs, which typically range from 5% to 8% of the appraised value. Therefore, the Company has categorized its other real estate as Level 3. There was no other real estate owned remeasured during the year ended December 31, 2021.

In addition, mortgage loans held for sale not recorded under the fair value option are required to be measured at the lower of cost or fair value. The fair value of these loans is based upon binding quotes or bids from third party investors. As of December 31, 2022 and 2021, all mortgage loans held for sale not recorded under the fair value option were recorded at cost.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Fair Value of Financial Instruments not Recorded at Fair Value

The carrying amount, estimated fair value and the level of the fair value hierarchy of the Company’s financial instruments that are reported at amortized cost on the Company's consolidated balance sheets were as follows at December 31, 2022 and 2021:

			Fair Value Measurements at Reporting Date Using		
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022					
Financial assets:					
Cash and cash equivalents	$ 654,322	$ 654,322	$ 654,322	$ —	$ —
Certificates of deposit held in other banks	496	486	—	486	—
Investment securities held to maturity	207,059	162,239	—	162,239	—
Loans held for sale, at cost	698	710	—	710	—
Loans, net	13,760,576	13,450,582	—	—	13,450,582
FHLB of Dallas stock and other restricted stock	23,436	23,436	—	23,436	—
Accrued interest receivable	59,214	59,214	—	59,214	—
Financial liabilities:					
Deposits	15,121,417	15,063,025	—	15,063,025	—
Accrued interest payable	9,604	9,604	—	9,604	—
FHLB advances	300,000	246,519	—	246,519	—
Other borrowings	267,066	258,800	—	258,800	—
Junior subordinated debentures	54,419	53,969	—	53,969	—
Off-balance sheet assets (liabilities):					
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
December 31, 2021					
Financial assets:					
Cash and cash equivalents	$ 2,608,444	$ 2,608,444	$ 2,608,444	$ —	$ —
Certificates of deposit held in other banks	3,245	3,246	—	3,246	—
Loans held for sale, at cost	3,875	3,982	—	3,982	—
Loans, net	12,290,740	12,415,366	—	—	12,415,366
FHLB of Dallas stock and other restricted stock	21,573	21,573	—	21,573	—
Accrued interest receivable	49,636	49,636	—	49,636	—
Financial liabilities:					
Deposits	15,553,908	15,553,645	—	15,553,645	—
Accrued interest payable	5,301	5,301	—	5,301	—
FHLB advances	150,000	128,555	—	128,555	—
Other borrowings	283,371	303,250	—	303,250	—
Junior subordinated debentures	54,221	45,501	—	45,501	—
Off-balance sheet assets (liabilities):					
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The methods and assumptions used by the Company in estimating fair values of financial instruments as disclosed herein in accordance with ASC Topic 825, *Financial Instruments*, other than for those measured at fair value on a recurring and nonrecurring basis discussed above, are as follows:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate their fair value.

Certificates of deposit held in other banks: The fair value of certificates of deposit held in other banks is based upon current market rates.

Investment securities held to maturity: For investment securities held to maturity, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury and other yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things.

Loans held for sale, at cost: The fair value of loans held for sale is determined based upon commitments on hand from investors.

Loans: A discounted cash flow model is used to estimate the fair value of the loans. The discounted cash flow approach models the credit losses directly in the projected cash flows, applying various assumptions regarding credit, interest and prepayment risks for the loans based on loan types, payment types and fixed or variable classifications.

Federal Home Loan Bank of Dallas and other restricted stock: The carrying value of restricted securities such as stock in the Federal Home Loan Bank of Dallas and Independent Bankers Financial Corporation approximates fair value.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances, line of credit and federal funds purchased: The fair value of advances maturing within 90 days approximates carrying value. Fair value of other advances is based on the Company's current borrowing rate for similar arrangements.

Other borrowings: The estimated fair value approximates carrying value for short-term borrowings. The fair value of private subordinated debentures is based upon prevailing rates on similar debt in the market place. The subordinated debentures that are publicly traded are valued based on indicative bid prices based upon market pricing observations in the current market.

Junior subordinated debentures: The fair value of junior subordinated debentures is estimated using discounted cash flow analyses based on the published Bloomberg US Financials BB rated corporate bond index yield.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Off-balance sheet instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of commitments is not material.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 18. Derivative Financial Instruments

The Company accounts for its derivative financial instruments in accordance with ASC Topic 815 which requires all derivative instruments to be carried at fair value on the balance sheet. The Company has designated certain derivative instruments used to manage interest rate risk as hedge relationships with certain assets, liabilities or cash flows being hedged. Certain derivatives used for interest rate risk management are not designated in a hedge relationship and are used for asset and liability management related to the Company's mortgage banking activities and commercial customers' financing needs. All derivatives are carried at fair value in either other assets or other liabilities.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedge relationship. This documentation includes linking the fair value or cash flow hedges to the specific assets and liabilities on the balance sheet or the specific firm commitments or forecasted transaction. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

The Company's objectives in using interest rate derivatives are to add stability to interest income and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for the Company making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. The Company has two interest rate swap derivatives with an aggregated notional amount of $100,000 that were designated as cash flow hedges. The derivatives are intended to hedge the variable cash flows associated with certain existing variable-interest rate loans and were determined to be effective during the year ended December 31, 2022.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into interest income in the same period that the hedged transaction affects earnings. Amounts of losses recognized in accumulated other comprehensive income (loss) related to derivatives was $8,624, net of tax, and the amounts of losses that were reclassified to interest income as interest payments were made on the Company's variable-rate loans was $609, net of tax, during and for the year ended December 31, 2022. Amounts of losses recognized in accumulated other comprehensive income related to derivatives was $359, net of tax, and the amounts of gains that were reclassified to interest income as interest payments were received on the Company's variable-rate loans was $472, net of tax, during and for the year ended December 31, 2021. During the next twelve months, the Company estimates that $3,838 will be reclassified as a decrease to interest income.

Through its mortgage banking division, the Company enters into interest rate lock commitments with consumers to originate mortgage loans at a specified interest rate. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by the Company. The Company manages the changes in fair value associated with changes in interest rates related to interest rate lock commitments by using forward sold commitments known as forward mortgage-backed securities trades. These instruments are typically entered into at the time the interest rate lock commitment is made.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The Company offers certain derivatives products, primarily interest rate swaps, directly to qualified commercial banking customers to facilitate their risk management strategies. The interest rate swap derivative positions relate to transactions in which the Company enters into an interest rate swap with a customer, while at the same time entering into an offsetting interest rate swap with another financial institution. An interest rate swap transaction allows customers to effectively convert a variable rate loan to a fixed rate. In connection with each swap, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount.

The following table provides the outstanding notional balances and fair values of outstanding derivative positions at December 31, 2022 and 2021:

	Outstanding Notional Balance	Asset Derivative Fair Value	Liability Derivative Fair Value
December 31, 2022			
Derivatives designated as hedging instruments:			
Interest rate swaps - cash flow hedge	$ 100,000	$ —	$ 11,283
Derivatives not designated as hedging instruments:			
Interest rate lock commitments	15,476	294	6
Forward mortgage-backed securities trades	18,500	98	11
Commercial loan interest rate swaps:			
Loan customer counterparty	183,183	—	13,788
Financial institution counterparty	183,183	13,968	—
December 31, 2021			
Derivatives designated as hedging instruments:			
Interest rate swaps - cash flow hedge	$ 100,000	$ —	$ 1,158
Derivatives not designated as hedging instruments:			
Interest rate lock commitments	34,064	1,029	4
Forward mortgage-backed securities trades	30,500	27	21
Commercial loan interest rate swaps:			
Loan customer counterparty	254,935	6,459	1,073
Financial institution counterparty	254,935	1,078	6,772

The commercial loan customer counterparty weighted average received and paid interest rates for interest rate swaps outstanding were as follows:

	Weighted Average Interest Rate			
	December 31, 2022		December 31, 2021	
	Received	Paid	Received	Paid
Loan customer counterparty	4.12 %	6.72 %	4.12 %	2.40 %

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The credit exposure related to interest rate swaps is limited to the net favorable value of all swaps by each counterparty, which was approximately $13,968 and $7,537 at December 31, 2022 and 2021, respectively. In some cases collateral may be required from the counterparties involved if the net value of the derivative instruments exceeds a nominal amount. Collateral levels are monitored and adjusted on a regular basis for changes in interest rate swap values. At December 31, 2022 and 2021, cash of $10,394 and $20,491 and securities of $509 and $3,168 were pledged as collateral for these derivatives, respectively, and counterparties had deposited $3,390 of cash with the Company as of December 31, 2022.

The Company has entered into credit risk participation agreements with financial institution counterparties for interest rate swaps related to loans in which the Company is either a participant or a lead bank. Risk participation agreements entered into as a participant bank provide credit protection to the financial institution counterparty should the borrower fail to perform on its interest rate derivative contract with that financial institution. The Company is party to no risk participation agreement as a participant bank at December 31, 2022. Risk participation agreements entered into as the lead bank provide credit protection to the Company should the borrower fail to perform on its interest rate derivative contract. The Company is party to one risk participation agreement as the lead bank having a notional amount of $9,082 at December 31, 2022.

The changes in the fair value of interest rate lock commitments and the forward sales of mortgage-backed securities are recorded in mortgage banking revenue. These gains and losses were not attributable to instrument-specific credit risk. For commercial interest rate swaps, because the Company acts as an intermediary for our customer, changes in the fair value of the underlying derivative contracts substantially offset each other and do not have a material impact on the results of operations.

A summary of derivative activity and the related impact on the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Income Statement Location	Years Ended December 31,		
		2022	2021	2020
Derivatives designated as hedging instruments				
Interest rate swaps - cash flow hedges	Interest and fees on loans	$ (791)	$ 584	$ —
Derivatives not designated as hedging instruments				
Interest rate lock commitments	Mortgage banking revenue	(737)	(2,490)	2,668
Forward mortgage-backed securities trades	Mortgage banking revenue	81	574	(505)

Note 19. Stock Awards

The Company grants common stock awards to certain employees of the Company. In May 2022, the shareholders of the Company approved a new 2022 Equity Incentive Plan (2022 Plan). Under this plan, the Compensation Committee may grant awards to certain employees of the Company in the form of restricted stock, restricted stock units, stock appreciation rights, qualified and nonqualified stock options, performance share awards and other equity-based awards. Effective with the adoption of the 2022 Plan, no further awards will be granted under the prior 2013 Equity Incentive Plan (2013 Plan). Awards outstanding under the 2013 Plan will remain in effect under the prior plan according to their respective terms and any terminated 2013 Plan awards will be available for awards under the 2022 Plan in accordance with the 2022 Plan's provisions. The 2022 Plan has 1,500,000 reserved shares of common stock to be awarded by the Company's Compensation Committee. As of December 31, 2022, there were 1,459,078 shares remaining available for grant for future awards.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Shares issued under these plans are restricted stock awards and performance stock units at target award level. Restricted stock awarded to employees generally vest evenly over the required employment period, and range from one to five years. Performance stock units awarded have a three to four year cliff vesting period. Restricted stock awards granted are issued at the date of grant and receive dividends. Performance stock units are eligible to receive dividend equivalents as such dividends are declared on the Company's common stock during the performance period. Equivalent dividend payments are based upon the number of shares issued under each performance award and are deferred until such time that the units vest and the shares are issued.

Restricted Stock Awards

The following table summarizes the activity in nonvested restricted stock awards for the years ended December 31, 2022 and 2021:

Restricted Stock Awards	Number of Shares		Weighted Average Grant Date Fair Value
Nonvested shares, December 31, 2021	363,551	$	53.14
Granted during the period	149,160		69.80
Vested during the period	(193,303)		54.61
Forfeited during the period	(10,393)		57.40
Nonvested shares, December 31, 2022	309,015	$	60.12
Nonvested shares, December 31, 2020	468,800	$	49.01
Granted during the period	115,463		66.10
Vested during the period	(185,447)		51.18
Forfeited during the period	(35,265)		50.23
Nonvested shares, December 31, 2021	363,551	$	53.14

Compensation expense related to these awards is recorded based on the fair value of the award at the date of grant and totaled $10,856, $8,984 and $8,450 for the years ended December 31, 2022, 2021 and 2020, respectively. Compensation expense is recorded in salaries and employee benefits in the accompanying consolidated statements of income. At December 31, 2022, future compensation expense is estimated to be $11,659 and will be recognized over a remaining weighted average period of 2.28 years.

The fair value of common stock awards that vested during the years ended December 31, 2022, 2021 and 2020 was $13,795, $12,651 and $5,602, respectively. The Company has recorded $(703), $(691) and $243 in excess tax (benefit) expense on vested restricted stock to income tax expense for the years ended December 31, 2022, 2021 and 2020, respectively.

There were no modifications of stock agreements during 2022, 2021 and 2020 that resulted in significant additional incremental compensation costs.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

At December 31, 2022, the future vesting schedule of the nonvested restricted stock awards is as follows:

	Number of Shares
First year	156,588
Second year	97,066
Third year	42,154
Fourth year	13,207
Total nonvested shares	309,015

Performance Stock Units

Performance stock units represent shares potentially issuable in the future. The number of shares issued is based upon the measure of the Company's achievement of its relative adjusted return on average tangible common equity, as defined by the Company, over the award's performance period as compared to an identified peer group's achievement over the same performance period. The number of shares issuable under each performance award is the product of the award target and the award payout percentage for the given level of achievement which ranges from 0% to 150% of the target.

The following table summarizes the activity in nonvested performance stock units at target award level for the years ended December 31, 2022 and 2021:

Performance-Based Restricted Stock Units	Number of Shares		Weighted Average Grant Date Fair Value
Nonvested shares, December 31, 2021	114,498	$	43.93
Granted during the period	25,742		72.65
Nonvested shares, December 31, 2022	140,240	$	49.20
Nonvested shares, December 31, 2020	89,300	$	38.29
Granted during the period	25,198		63.92
Nonvested shares, December 31, 2021	114,498	$	43.93

Compensation expense related to performance stock units is estimated each period based on the fair value of the target stock unit at the grant date and the most probable level of achievement of the performance condition, adjusted for the passage of time within the vesting periods of the awards. Compensation expense related to these awards was $2,841, $1,707 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the unrecognized compensation expense assuming the target attainment is estimated to be $2,887, while the estimated maximum payout is $6,605. The remaining performance period over which the expense will be recognized is 1.99 years.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 20. Regulatory Matters

Under banking law, there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. For state banks, subject to regulatory capital requirements, payment of dividends is generally allowed to the extent of net profits.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Tier 2 capital for the Company includes permissible portions of the Company's subordinated notes. The permissible portion of qualified subordinated notes decreases 20% per year during the final five years of the term of the notes.

The Company is subject to the Basel III regulatory capital framework (the Basel III Capital Rules). The Basel III Capital Rules require that the Company maintain a 2.5% capital conservation buffer above the minimum risk-based capital adequacy requirements. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on the Company's ability to make capital distributions, including dividend payments and stock repurchases and to pay discretionary bonuses to executive officers.

In February 2019, the federal bank regulatory agencies issued a final rule that revised certain capital regulations under ASU 2016-13, *Financial Instruments - Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments,* and included a transition option that allows banking organizations to phase in, over a three year period, the day one adverse effects of adoption on their regulatory capital ratios (three year transition option). In connection with the adoption of ASC 326 on January 1, 2021, the Company recognized an after-tax cumulative effect reduction to retained earnings. The Company elected to adopt the three year transition option and the deferral has been applied in capital ratios presented below.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Common Equity Tier 1 (CET1) and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2022 and 2021, the Company and the Bank meet all capital adequacy requirements to which they are subject, including the capital buffer requirement.

As of December 31, 2022 and 2021, the Bank's capital ratios exceeded those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk based, CET1, Tier 1 risk based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank's category.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

The following table presents actual and required capital ratios under Basel III Capital Rules for the Company and Bank as of December 31, 2022 and 2021. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended, to reflect the changes under the Basel III Capital Rules.

	Actual		Minimum Capital Required Plus Capital Conservation Buffer		Required To Be Considered Well Capitalized [1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022						
Total capital to risk weighted assets:						
Consolidated	$1,936,363	12.35 %	$1,645,772	10.50 %	$1,567,402	10.00 %
Bank	2,013,874	12.85	1,645,236	10.50	1,566,891	10.00
Tier 1 capital to risk weighted assets:						
Consolidated	1,637,191	10.45	1,332,291	8.50	940,441	6.00
Bank	1,896,702	12.10	1,331,858	8.50	1,253,513	8.00
Common equity tier 1 to risk weighted assets:						
Consolidated	1,581,591	10.09	1,097,181	7.00	N/A	N/A
Bank	1,896,702	12.10	1,096,824	7.00	1,018,479	6.50
Tier 1 capital to average assets:						
Consolidated	1,637,191	9.49	690,309	4.00	N/A	N/A
Bank	1,896,702	10.99	690,130	4.00	862,663	5.00
December 31, 2021						
Total capital to risk weighted assets:						
Consolidated	$1,916,163	13.67 %	$1,471,510	10.50 %	$1,401,438	10.00 %
Bank	1,983,530	14.16	1,471,036	10.50	1,400,987	10.00
Tier 1 capital to risk weighted assets:						
Consolidated	1,614,372	11.52	1,191,223	8.50	840,863	6.00
Bank	1,885,739	13.46	1,190,839	8.50	1,120,790	8.00
Common equity tier 1 to risk weighted assets:						
Consolidated	1,558,772	11.12	981,007	7.00	N/A	N/A
Bank	1,885,739	13.46	980,691	7.00	910,642	6.50
Tier 1 capital to average assets:						
Consolidated	1,614,372	8.80	733,954	4.00	N/A	N/A
Bank	1,885,739	10.28	733,785	4.00	917,231	5.00

[1] "Well-capitalized" Common Equity Tier 1 to Risk-Weighted Assets and Tier 1 to Average Assets are not formally defined under applicable banking regulations for bank holding companies. However, the Federal Reserve Board and the FDIC may require the Company to maintain a Tier 1 to Average Assets Ratio above the required minimum.

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Stock repurchase program: From time to time, the Company's Board of Directors has authorized stock repurchase programs which allow the Company to purchase its common stock generally over a one-year period at various prices in the open market or in privately negotiated transactions. In December 2021, the Company's Board established the 2022 Stock Repurchase Plan, which provides for the repurchase of up to $160,000 of common stock through December 31, 2022. Under this program, the Company repurchased 1,651,236 shares at a total cost of $115,966 for the year ended December 31, 2022. There were 419,098 shares repurchased at a total cost of $29,241 by the Company during the year ended December 31, 2021 under a prior plan. Federal bank regulators have adopted final rules that, among other things, eliminated the standalone prior approval requirement for any repurchase of common stock. However, the Company remains subject to a Federal Reserve Board guideline that requires consultation with the Federal Reserve Board regarding plans for share repurchases. The Company's repurchases of its common stock may be subject to a prior approval or notice requirement under other regulations, policies or supervisory expectations of the Federal Reserve Board.

Company stock repurchased to settle employee tax withholding related to vesting of stock awards totaled 53,088 shares at a total cost of $3,780, and 41,970 shares at a total cost of $2,891 for the periods ended December 31, 2022 and 2021, respectively, and were not included under the repurchase program.

Note 21. Parent Company Only Financial Statements

The following balance sheets, statements of income and statements of cash flows for Independent Bank Group, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

		December 31,		
Assets		2022		2021
Cash and cash equivalents	$	5,660	$	10,747
Investment in subsidiaries		2,701,273		2,904,395
Investment in trusts		1,724		1,724
Other assets		3,511		3,039
Total assets	$	2,712,168	$	2,919,905
Liabilities and Stockholders' Equity				
Other borrowings	$	267,066	$	283,371
Junior subordinated debentures		54,419		54,221
Other liabilities		5,300		5,663
Total liabilities		326,785		343,255
Stockholders' equity:				
Preferred stock		—		—
Common stock		412		428
Additional paid-in capital		1,959,193		1,945,497
Retained earnings		638,354		625,484
Accumulated other comprehensive (loss) income		(212,576)		5,241
Total stockholders' equity		2,385,383		2,576,650
Total liabilities and stockholders' equity	$	2,712,168	$	2,919,905

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Statements of Income

	Years Ended December 31,		
	2022	2021	2020
Interest expense:			
Interest on other borrowings	$ 14,450	$ 15,247	$ 12,446
Interest on junior subordinated debentures	2,713	1,756	2,162
Total interest expense	17,163	17,003	14,608
Noninterest income:			
Dividends from subsidiaries	208,665	134,547	83,314
Other	—	61	—
Total noninterest income	208,665	134,608	83,314
Noninterest expense:			
Salaries and employee benefits	14,886	10,546	8,346
Professional fees	736	126	202
Acquisition expense, including legal	—	—	16,225
Other	2,738	2,510	2,424
Total noninterest expense	18,360	13,182	27,197
Income before income tax benefit and equity in undistributed income of subsidiaries	173,142	104,423	41,509
Income tax benefit	8,454	7,131	9,410
Income before equity in undistributed income of subsidiaries	181,596	111,554	50,919
Equity in undistributed income of subsidiaries	14,695	113,196	150,290
Net income	$ 196,291	$ 224,750	$ 201,209

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Statements of Cash Flows

	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 196,291	$ 224,750	$ 201,209
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(14,695)	(113,196)	(150,290)
Amortization of discount and origination costs on borrowings	893	894	720
Stock based compensation expense	13,697	10,691	8,450
Excess tax (benefit) expense on restricted stock vested	(703)	(691)	243
Deferred tax (benefit) expense	(579)	(210)	96
Net change in other assets	107	1,020	(590)
Net change in other liabilities	140	500	(952)
Net cash provided by operating activities	195,151	123,758	58,886
Cash flows from investing activities:			
Capital investment in subsidiaries	—	—	(120,000)
Net cash used in investing activities	—	—	(120,000)
Cash flows from financing activities:			
Proceeds from other borrowings	111,000	75,000	148,653
Repayments of other borrowings	(128,000)	(104,500)	(39,250)
Repurchase of common stock	(119,746)	(32,132)	(5,819)
Dividends paid	(63,492)	(56,861)	(45,265)
Net cash (used in) provided by financing activities	(200,238)	(118,493)	58,319
Net change in cash and cash equivalents	(5,087)	5,265	(2,795)
Cash and cash equivalents at beginning of year	10,747	5,482	8,277
Cash and cash equivalents at end of year	$ 5,660	$ 10,747	$ 5,482

Independent Bank Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except for share and per share information)

Note 22. Subsequent Events

Declaration of dividends

On January 19, 2023, the Company declared a quarterly cash dividend in the amount of $0.38 per share of common stock to the stockholders of record on February 6, 2023. The dividend totaling $15,644 was paid on February 16, 2023.

Stock repurchase program renewal

On January 19, 2023, the Company approved the renewal of its stock repurchase program. The program authorizes the Company to repurchase up to $125 million of the Company's common stock. The repurchase program is authorized to continue through December 31, 2023. No shares have been repurchased by the Company under this program through the date of this report.

Line of credit agreement

On February 16, 2023, the Company renewed its $100,000 unsecured revolving line of credit with a maturity date of February 16, 2024. As of February 21, 2023, the Company has no borrowings against its revolving line of credit.

ITEM 16. FORM 10-K SUMMARY

The Company has not elected to include a summary of the information required in this Annual Report on Form 10-K.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McKinney, Texas, on February 21, 2023.

Independent Bank Group, Inc. (Registrant)

Date: **February 21, 2023**   By: **/s/ David R. Brooks**

David R. Brooks
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David R. Brooks David R. Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2023
/s/ Paul B. Langdale Paul B. Langdale	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2023
/s/ Brenda K. Montgomery Brenda K. Montgomery	Chief Accounting Officer (Principal Accounting Officer)	February 21, 2023
/s/ Daniel W. Brooks Daniel W. Brooks	Vice Chairman and Director	February 21, 2023
/s/ William E. Fair William E. Fair	Director	February 21, 2023
/s/ Alicia K. Harrison Alicia K. Harrison	Director	February 21, 2023
/s/ Craig E. Holmes Craig E. Holmes	Director	February 21, 2023
/s/ J. Webb Jennings III J. Webb Jennings III	Director	February 21, 2023
/s/ Donald L. Poarch Donald L. Poarch	Director	February 21, 2023
/s/ G. Stacy Smith G. Stacy Smith	Director	February 21, 2023
/s/ Michael T. Viola Michael T. Viola	Director	February 21, 2023
/s/ Paul E. Washington Paul E. Washington	Director	February 21, 2023